Exhibit 99.1

PetroChina

2018 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

(Hong Kong Stock Exchange Stock Code: 857)
(New York Stock Exchange Symbol: PTR)
(Shanghai Stock Exchange Stock Code: 601857)

CONTENTS

002	IMPORTANT NOTICE

003	CORPORATE PROFILE

006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

015	CHAIRMAN’S REPORT

018	BUSINESS REVIEW

024	DISCUSSION AND ANALYSIS OF OPERATIONS

037	SIGNIFICANT EVENTS

045	CONNECTED TRANSACTIONS

052	CORPORATE GOVERNANCE

066	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

068	DIRECTORS’ REPORT

077	REPORT OF THE SUPERVISORY COMMITTEE

081	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

096	RELEVANT INFORMATION ON CORPORATE BONDS

103	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

FINANCIAL STATEMENTS

106	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS

192	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

265	CORPORATE INFORMATION

269	DOCUMENTS AVAILABLE FOR INSPECTION

270	CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2018 Annual Report has been approved at the first meeting of the Board of Directors in 2019. Mr. Duan Liangwei , a non-executive Director were absent from the first meeting of the Board of Directors in 2019 , but had authorised Mr. Qin Weizhong, a non-executive Director in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr. Wang Yilin, Chairman of the Company, Mr. Hou Qijun, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2018, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

In overall view of the sound business development, financial position and cash flow of the Company, to procure better return for the shareholders, the first meeting of the Board in 2019 recommends a final cash dividend of RMB0.09 yuan (inclusive of applicable tax) per share for 2018 to all shareholders, based on the total share capital of the Company as at December 31, 2018, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.06271 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2018 under IFRS) together with an additional final special dividend of RMB0.02729 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2018 annual general meeting to be held on June 13, 2019.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) (the “Company Law”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”). On December 19, 2017, 中国石油天然气集团, the Chinese name of CNPC was changed into 中国石油天然气集团有限公司 (“CNPC” before and after the change of name).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Stock Exchange of Hong Kong limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Registered Chinese Name of the Company:	中国石油天然气股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Wang Yilin
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 2622
Facsimile:	86(10) 6209 9557
Email Address:	zxy@petrochina.com.cn
Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

003

Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk
Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	zxy@petrochina.com.cn
Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai
Securities News and Securities Times

Internet website publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District,
Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004

Other relevant information:

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Gong Weili, CPA
He Shu, CPA

Overseas Auditors:
Name:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

005

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

				Unit: RMB Million
	As at or for the year ended December 31
Items	2018	2017	2016	2015	2014
Revenue	2,353,588	2,015,890	1,616,903	1,725,428	2,282,962

Profit from operations	120,997	67,722	60,635	79,252	169,833

Profit before income tax expense	115,206	53,089	45,140	57,815	156,759

Income tax expense	(42,790)	(16,296)	(15,768)	(15,726)	(37,731)

Profit for the year	72,416	36,793	29,372	42,089	119,028

Attributable to:

Owners of the Company	52,591	22,798	7,857	35,517	107,172

Non-controlling interest	19,825	13,995	21,515	6,572	11,856

Basic and diluted earnings per share attributable to owners of the company (RMB)(1)	0.29	0.12	0.04	0.19	0.59

Total current assets	433,128	425,162	381,665	349,344	391,308

Total non-current assets	1,999,138	1,979,450	2,014,986	2,044,500	2,014,165

Total assets	2,432,266	2,404,612	2,396,651	2,393,844	2,405,473

Total current liabilities	586,386	576,667	499,263	471,407	579,829

Total non-current liabilities	435,222	446,626	524,653	578,403	507,863

Total liabilities	1,021,608	1,023,293	1,023,916	1,049,810	1,087,692

Equity

Attributable to:

Owners of the Company	1,214,286	1,193,520	1,189,024	1,179,716	1,175,894

Non-controlling interest	196,372	187,799	183,711	164,318	141,887

Total equity	1,410,658	1,381,319	1,372,735	1,344,034	1,317,781

Other financial data

Capital expenditures	255,974	216,227	172,386	202,238	291,729

Net cash flows from operating activities	351,565	366,655	265,179	261,312	356,477

Net cash flows used for investing activities	(267,732)	(243,546)	(175,887)	(215,879)	(290,838)

Net cash flows used for financing activities	(123,515)	(94,725)	(67,007)	(45,439)	(44,312)

Return on net assets (%)	4.3	1.9	0.7	3.0	9.1

Note:

(1)

As at December 31, 2014, 2015, 2016, 2017 and 2018 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of issued shares of 183,021 million for each of these financial years.

006

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

			Unit: RMB million
Items	For the year 2018	For the year 2017	Changes from the preceding year to this year (%)	For the year 2016
Operating income	2,353,588	2,015,890	16.8	1,616,903

Operating profit	134,812	57,769	133.4	46,939

Net profit attributable to equity holders of the Company	52,585	22,793	130.7	7,900

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	66,195	26,778	147.2	2,634

Net cash flows from operating activities	351,565	366,655	(4.1)	265,179

Weighted average returns on net assets (%)	4.4	1.9	2.5 percentage points	0.7

Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21

Basic earnings per share (RMB)	0.29	0.12	130.7	0.04

Diluted earnings per share (RMB)	0.29	0.12	130.7	0.04

Items	As at the end of 2018	As at the end of 2017	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2016

Total assets	2,432,558	2,404,910	1.1	2,396,950

Equity attributable to equity holders of the Company	1,214,570	1,193,810	1.7	1,189,319

(2) Key financial indicators by quarter

				Unit: RMB million
Items	First Quarter 2018	Second Quarter 2018	Third Quarter 2018	Fourth Quarter 2018

Operating income	542,654	566,168	601,111	643,655

Net profit attributable to equity holders of the Company	10,150	16,936	21,035	4,464

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	12,348	17,879	27,952	8,016

Net cash flows from operating activities	61,802	84,356	110,779	94,628

007

(3) Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2018
Net losses on disposal of non-current assets	(16,258)

Government grants recognised in the current period income statement	919

Net gains on disposal of available-for-sale financial assets	—

Reversal of provisions for bad debts against receivables	1,370

Net gains on disposal of subsidiaries	45

Other non-operating income and expenses	(3,593)

(17,517)

Tax impact of non-recurring profit/loss items	3,781

Impact of non-controlling interests	126

Total	(13,610)

(4) Items to which fair value measurement is applied

				Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	1,937	—	(1,937)	—

Investments recognized in other equity instruments	—	760	760	—

3. Differences between CAS and IFRS

The Group’s consolidated net profit for the year under IFRS and CAS were RMB72,416 million and RMB72,410 million respectively, with a difference of RMB6 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,410,658 million and RMB1,410,943 million respectively, with a difference of RMB285 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

									Unit: Shares
	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	—	—	—	—	—	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

2. Issue and Listing of Securities

(1) Issue of securities in the reporting period

In the reporting period, there was no issue of shares.

For the issuances of bonds, please refer to the section “Information on Corporate Bonds” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

3. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2018 was 519,852, consisting of 513,306 holders of A shares and 6,546 registered holders of H shares (including 170 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

The number of shareholders of the Company as at Feburary 28, 2019 was 522,571, consisting of 516,033 holders of A shares and 6,538 registered holders of H shares (including 166 holders of the ADSs).

009

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase and decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	80.87	148,010,665,536	(1)	-3,078,027,992	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.41	20,882,005,862	(3)	0	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account(4)	State-owned legal person	2.09	3,820,000,000		0	0	3,820,000,000
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account(5)	State-owned legal person	1.12	2,051,488,603		-9,511,397	0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		-90,037,326	0	0
Beijing Chengtong Financial Holding Investment Co., Ltd.	State-owned legal person	0.53	972,762,646		972,762,646	0	0
Guoxin Investment Co., Ltd.	State-owned legal person	0.44	797,794,036		797,794,036	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000		0	0	0
China Merchants Bank Co., Ltd. -Bose CSI Central SOE Restructuring ETF Securities Investment Fund	Other	0.27	499,253,216		499,253,216	0	0
Ansteel Group Corporation	State-owned legal person	0.24	440,000,000		0	0	0

Notes: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

On June 7, 2018, the State-owned Assets Supervision and Administration Commission of the State Council approved the CNPC to transfer each of its 972,762,646 A shares (accounting for about 0.53% of our total share capital) of the Company to Beijing Chengtong Financial Holding Investment Co., Ltd. and Guoxin Investment Co., Ltd., respectively, at nil consideration. For details, please refer to the announcement issued by the company on the Shanghai Stock Exchange numbered as Lin2018-021 and Lin2018-024, respectively, and issued on Hong Kong Stock Exchange on June 7, 2018.

On October 12, 2018, CNPC subscribed 453,001,100 shares, 453,001,100 shares and 226,500,500 shares, respectively, of Central SOE Restructuring ETF (Exchange Traded Funds) from to Bosera Asset Management Co., Ltd., China Asset Management Co., Ltd. and Yinhua Fund Management Co., Ltd., respectively, with a total amount of 1,132,502,700 A shares. Upon completion of the procedures for the relevant share transfer, CNPC holds 148,010,665,536 A shares of the Company, representing about 80.87% of our total share capital.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of the Hong Kong Stock Exchange on November 21, 2017.

(5)

On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC-CSC-17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of Hong Kong Stock Exchange on July 3, 2017. As of the end of the reporting period, debenture holders of 17 CNPC EB have exchanged 9,511,397 shares of the Company.

010

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of Shares
1	CNPC	148,010,665,536	(1)	A Shares
2	HKSCC Nominees Limited	20,882,005,862		H Shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,820,000,000		A Shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603		A Shares
5	China Securities Finance Corporation Limited	1,139,138,704		A Shares
6	Beijing Chengtong Financial Holding Investment Co., Ltd.	972,762,646		A Shares
7	Guoxin Investment Co., Ltd.	797,794,036		A Shares
8	China Baowu Steel Group Corporation Limited	624,000,000		A Shares
9	China Merchants Bank Co., Ltd. -Bose CSI Central SOE Restructuring ETF Securities Investment Fund	499,253,216		A Shares
10	Ansteel Group Corporation	440,000,000		A Shares

Note: (1)

Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for HKSCC Nominees Limited and HKSCC that are both the wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and HKSCC Nominees Limited that are holders of ordinary shares of China Merchants Bank Co., Ltd, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

011

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2018, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

						Unit: Shares
Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	148,010,665,536	(L)	Beneficial Owner	91.41	80.87
CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
		1,903,608,474	(L)	Interest of Corporation	9.02	1.04

BlackRock, Inc. (2)	H Shares	20,070,000	(S)	Controlled by the Substantial Shareholder	0.10	0.01
JPMorgan Chase & Co. (3)	H Shares	1,479,802,005	(L)	Interest of Corporation Controlled by the Substantial Shareholder/ Investment Manager/ Holder of the Guaranteed Interest of	7.01	0.81

		164,418,872	(S)	Shares/ Trustee/	0.77	0.09

		714,062,815	(LP)	Approved Lending Agent	3.38	0.39
		1,130,224,788	(L)	Interest of Corporation	5.36	0.62

		808,462,500	(S)	Controlled by the	3.83	0.44

The Bank of New York				Substantial Shareholder/
Mellon Corporation (4)	H Shares	271,211,324	(LP)	Approved Lending Agent	1.29	0.15
				Holder of the Guaranteed
		1,101,430,221	(L)	Interest of Shares /Interest	5.22	0.60

		50,906,550	(S)	of Corporation Controlled	0.24	0.03

				by the Substantial Shareholder/ Approved Lending Agent
Citigroup Inc. (5)	H Shares	934,405,871	(LP)		4.42	0.51

(L) Long position    (S) Short position     (LP) Lending pool

Notes: (1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,903,608,474 H shares (long position) and 20,070,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 388,917,100 H shares (long position) and 164,418,872 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, 366,379,317 H shares (long position) were held in its capacity as investment manager, 10,434,073 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 8,700 H shares (long position) were held in its capacity as trustee, and 714,062,815 H shares (long position) were held in its capacity as approved lending agent.

(4)

The Bank of New York Mellon Corporation, through The Bank of New York Mellon, its wholly-owned subsidiary, had an interest in the H shares of the Company, of which 1,130,224,788 H shares (long position) and 808,462,500 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 271,211,324 H shares were held in its capacity as approved lending agent.

(5)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 28,424,457 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 138,599,893 H shares (long position) and 50,906,550 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 934,405,871 H shares (long position) were held in its capacity as approved lending agent.

012

As at December 31, 2018, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr. Wang Yilin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2018, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. It will adhere to its steady development guidelines, fully implement its strategies, namely, resources, markets, internationalisation and innovation. CNPC put more focus on quality and profitability, brought its superiority into full play, strengthened the overall planning, responded actively to changes in the market and optimised the production and operation. It further promoted the guidelines of broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result of these efforts, the main indicators of CNPC increased steadily, and its economic benefits remained stable with a turn for the better.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

013

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller.

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014

Wang Yilin Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2018 for your review.

In 2018, the global economy recovered moderately, though various economies proved uneven in their respective development, resulting in increasing unstable and uncertain factors in international politics and economy. The economy of China remained generally stable with good momentum for growth. China’s GDP increased by 6.6% as compared with last year, with structural adjustment and business transformation and upgrading pushing ahead, and the quality and efficiency of economic growth enhancing continuously. In 2018, the supply and demand in the global oil and gas market eased up generally, and the international oil price increased substantially as compared with last year.

Facing the complex external environment, the Group pursued to its guidelines of steady development, and focused on quality-based business growth. The Group seized the opportunity arising from the rise of international oil price in the first three quarters and the strong demand for natural gas, optimised its operation of dual business lines of oil and gas, and intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result, the production and operation of the

015

Group was stable and under control and the operating results took a turn ever for the better. In 2018, the Group achieved a revenue of RMB2,353,588 million, representing an increase of 16.8% as compared with last year, and the net profit attributable to owners of the Company was RMB52,591 million, representing an increase of RMB29,793 million and 130.7% as compared with last year. The financial position of the Group remained stable with a decrease in interest-bearing debts, asset-liability ratio and gearing ratio. The cash flow was good and the free cash flow remained positive.

Business Prospects

In 2019, the global economy is expected to recover slowly with the economic environment still facing risks and challenges. As supply and demand in the global oil market gets eased up, the international oil price is likely to demonstrate a wide-ranging volatility and remains uncertain to a large extent. China’s economy is expected to stay within a reasonable ambit and the consumption demand for oil and gas in China maintains a growth momentum generally and consumption of natural gas in particular will stay on the fast track. Given a series of favourable policies, such as the expedited implementation of system reform on oil and gas sector, formulation of fair, open and transparent market rules and build-up of a business environment of rule of law, as well as tax and duty cut on an even larger scale, a fairer market environment will be nurtured which facilitates the long-term business development of the Group. The Group will continue to adhere to its steady development guidelines, insist on quality-based business development, fully implement its four major strategies regarding resources, market, internationalisation and innovation, continuously optimise the structure of industry chain, improve the value of its oil and gas business chains, and vigorously intensify measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, in an effort to maintain a steady and positive improvement of its production and operation, and continuously improve market competitiveness and corporate value.

In respect of exploration and production, the Group will insist on efficient exploration and development at low cost, and put great efforts to increase reserves and production as well as improve profitability. With regards to its oil and gas exploration, the Group will aim to explore large-scale and high quality reserves, strengthen centralised exploration and fine exploration of the major basins and key series and strata, promote comprehensive exploration of resources including tight oil and gas, shale oil and gas and coalbed methane to consolidate the resource base, and strive to acquire mineable reserves in scale economies. With respect to its oil and gas production, the Group will, on the basis of stable output of oil and increase of gas, carry out construction of key projects of production capacity, trying hard to ensure stable production in old oil fields and start-up of new projects, both in pursuit of efficiency and profitability, focusing on optimisation, arrangement and adjustment of development plans, achieve lean manufacturing driven by innovation and a balance between production and efficiency, advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and endeavour to increase both production and efficiency. In 2019, the Group expects its crude oil output to be 905.9 million barrels and natural gas output to be 3,811.0 billion cubic feet, and oil and gas equivalent to be 1,541.2 million barrels.

In respect of refining and chemicals, the Group will, taking into account efficiency, resources and the market, make a scientific and reasonable arrangement for processing load, continuously optimise resource allocation and product structure, in order to achieve the most efficient utilisation of resources and maximum of overall value. In respect of the refining business, the Group will try to ensure a reasonable diesel-gasoline ratio, increase production of high-profitability and featured products; in respect of the chemical business, the Group will, in consideration of the market cycle, broaden sources of quality chemical raw materials, accelerate research and development on new products needed by the market, enhance the proportion of products

016

of high-end, high value-added and high profitability; In respect of sales of chemical products, the Group will proceed with an in-depth study of marketing strategy, trying to optimise geographic deployment, explore the high-end market and push ahead the strategy of internet+marketing. The Group will go on pushing forward transformation and upgrading of oil refining and chemical business, accelerate structure adjustment and optimisation, and level up efficiency in business operation steadily. In 2019, the Group expects its crude oil processing output to be 1,170.4 million barrels.

In respect of sales, the Group will delve deep in its market survey and its analysis of the competitive trends, trying to increase its market share in specific segments, enhance efficiency and carry out a flexible competitive strategy. The Group will stress the core role played by oil stations and expedite the efforts to create a batch of oil stations of demonstration class meeting 3.0 standards. Meantime, the Group will enhance cross-over consolidation of service, goods, internet and financing and make innovative endeavour with respect to well-integrated marketing, strengthened mutual promotion between oil and non-oil businesses, and enhanced innovation at the terminals.

In respect of natural gas and pipeline, the Group will devote efforts to optimising resources and terminal sales in order to improve the value of the industry chain of natural gas. The Group will coordinate resources domestic and abroad, enhance startup of domestic major gas fields, and import resources from abroad in light of demands in the market. By leveraging platforms such as trading center and entering into more online transactions through bidding process, the Group will also step up its pace in exploring the high-end market, optimising sales targets continuously, and strive to maintain a stable market share. The Group will continue to push forward the construction of key pipelines and reinforce the construction of natural gas branches and terminal facilities.

In respect of international operations, the Group will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase operation efficiency as well as profitability. The Group will enhance strategic cooperation, emphasise the exploration and development of existing key projects and high-profitability projects, and endeavour to push ahead efficient and quality-based development of our oil and gas business operation outside China. The Group will leverage on the synergy and cooperation between international trading and production and sales, make overall arrangements for import and export structures as well as domestic and foreign resources, improve the trading channels and marketing network, and improve the capability to allocate resources and create profits.

Wang Yilin

Chairman

Beijing, the PRC

March 21, 2019

017

BUSINESS REVIEW

1. Market Review

(1) Crude Oil Market

In 2018, the global demand for oil increased steadily and the supply and demand fundamentals in the international crude oil market took a turn for being excessive again after returning to a balance. International oil prices moved in an inverted V shape, and experienced a rise generally as compared with last year. Due to geopolitical risks and frequent unexpected events, the oil price fluctuated frequently in a short period in the year. The annual average spot price of North Sea Brent crude oil was US$71.31 per barrel, representing an increase of 31.6% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$65.18 per barrel, representing an increase of 28.3% as compared with last year.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2018 was 189.28 million tons, representing a decrease of 1.1% as compared with last year.

(2) Refined Products Market

In 2018, the domestic consumption of refined products kept growing. The growth rate in gasoline consumption continued to decline while the growth rate of diesel consumption bounced back. The domestic refining capabilities continued to grow, with the output of refined products increasing comparatively rapidly, and the net exports of refined products increasing unceasingly.

According to the information from NDRC, processed crude oil amounted to 588.09 million tons in 2018, representing an increase of 4.6% as compared with last year. Domestic output of refined products amounted to 367.99 million tons, representing an increase of 6.3% as compared with last year. The consumption of refined products amounted to 325.14 million tons, representing an increase of 6.0% as compared with last year, of which the consumption of gasoline increased by 7.8% and the consumption of diesel increased by 4.1%. The domestic gasoline and diesel prices were adjusted 25 times during the year. As a result, the reference gasoline price, in aggregate, decreased by RMB485 yuan per ton and the reference diesel price, in aggregate, decreased by RMB460 yuan per ton. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2018, the overall operation of the chemical products market was favourable. In the first three quarters of 2018, as spurred by the rise of international oil price and price of commodity futures, the prices of main chemical products continued to rise and the trading was active. The prices of certain products reached new height in past three years.

However, in the fourth quarter, as the influence of Sino-

US trade friction gradually turned out, and as the oil price fell back substantially, the price in the chemical products market declined accordingly.

(4) Natural Gas Market

In 2018, the natural gas consumption maintained strong growth. The domestic output of natural gas steadily increased and the imports of natural gas increased

018

significantly, resulting in China surpassing Japan and becoming the largest importer of natural gas in the world for the first time. The overall supply and demand in the market was a bit tight. The country sped up the marketization of the natural gas prices, merged the city gate prices of natural gas for residential and non-residential stations, and further strengthened the regulation on pipeline transportation prices. Shanghai Oil and Gas Exchange launched LNG terminal window period transactions, and Chongqing Oil and Gas Exchange launched international LNG transactions.

According to the information from NDRC, domestic output of natural gas amounted to 159.4 billion cubic metres in 2018, representing an increase of 7.2% as compared with last year; natural gas imports amounted to 124.2 billion cubic metres, representing an increase of 35.0% as compared with last year; and the apparent consumption of natural gas amounted to 280.3 billion cubic metres, representing an increase of 18.1% as compared with last year.

2. Business Review

(1) Exploration and Production

Domestic Exploration

In 2018, the Group highlighted economic reserves and profitable outputs and continued to optimise its deployment of exploration activities. The Group tried to improve the efficiency and profitability of its exploration activities and put the reserves with economies of scale into production, thus further reinforcing the base of resources for keeping oil production stable and increasing gas output, by centralised exploration, furthering refined exploration and promoting

019

integrated exploration. As a result of these efforts, the Group made important discoveries in the exploration of oil and gas. In the Junggar Basin of Xinjiang, another significant discovery of exploration was made after that of Ma Lake area. The oil and natural gas exploration in the Tarim Basin and Sichuan Basin successively made a new break-through. A group of reserves with economies of scale were discovered and confirmed upon refined exploration in the Erdos, Qaidam, Bohai Bay and Songliao Basins.

Domestic Development and Production

In 2018, in its development of crude oil, the Group carried out capacity construction in key areas like Ma Lake area in Xinjiang with steady steps and optimised the development plans and production structure in developed oil fields, with a view to ensuring the overall results of development. It strengthened refined management of production of natural gas and sped up construction of capacities in key gas areas, which led to rapid launching of production and recording new high of output of natural gas. The major gas fields in Tarim and the southwestern region were developed with high efficiency and put into production continuously. The Group pushed forward the development of unconventional oil and gas with steady steps and maintained momentum in growth of output of shale gas and coalbed methane. In 2018, the domestic business achieved a crude oil output of 733.7 million barrels, representing a decrease of 1.3% as compared with last year, a marketable natural gas output of 3,324.7 billion cubic feet, representing an increase of 5.4% as compared with last year, and an oil and natural gas equivalent output of 1,287.9 million barrels, representing an increase of 1.5% as compared with last year.

Overseas Oil and Gas

In 2018, in its overseas oil and gas cooperative operations, the Group grasped such opportunities as The Belt and Road Initiative of the PRC to proactively promote cooperation in international oil and gas, and completed the Abu Dhabi 2018 project in the first half of 2018. In overseas oil and gas exploration, the Group strengthened the overall research and selection of projects, focused on profitable exploration, kept optimising its development plans and devoted more efforts on the development of high-profitability projects, thus achieving a steady production of oil and gas. In 2018, the oil and natural gas equivalent output from overseas operations amounted to 203.8 million barrels, representing an increase of 7.8% as compared with last year, accounting for 13.7% of the total oil and natural gas equivalent output of the Group.

In 2018, the Group’s total crude oil output amounted to 890.3 million barrels, representing an increase of 0.4% as compared with last year. The marketable natural gas output reached 3,607.6 billion cubic feet, representing an increase of 5.4% as compared with last year. The oil and natural gas equivalent output amounted to 1,491.7 million barrels, representing an increase of 2.3% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) amounted to 295.5 million acres, among which the area of exploration right was 264.8 million acres and the area of mining right was 30.7 million acres. The number of net wells in the process of being drilled was 499. The number of wells with multiple completion during the current reporting period was 9,792.

020

Summary of Operations of the Exploration and Production Segment

	Unit	2018	2017	Year-on-year change (%)
Crude oil output	Million barrels	890.3	887.0	0.4
of which: domestic	Million barrels	733.7	743.1	(1.3)
overseas	Million barrels	156.6	143.9	8.9
Marketable natural gas output	Billion cubic feet	3,607.6	3,423.4	5.4
of which: domestic	Billion cubic feet	3,324.7	3,153.0	5.4
overseas	Billion cubic feet	282.9	270.4	4.6
Oil and natural gas equivalent output	Million barrels	1,491.7	1,457.8	2.3
of which: domestic	Million barrels	1,287.9	1,268.8	1.5
overseas	Million barrels	203.8	189.0	7.8
Proved reserves of crude oil	Million barrels	7,641	7,481	2.1
Proved reserves of natural gas	Billion cubic feet	76,467	76,888	(0.5)
Proved developed reserves of crude oil	Million barrels	5,843	5,593	4.5
Proved developed reserves of natural gas	Billion cubic feet	40,128	39,243	2.3

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2018, based on market demand, the Group adjusted and optimised the allocation of refinery resources and adhered to the principle of priority allocation of resources to profitable refineries and profitable markets. It continued to adjust the structure of products, intensified the upgrading of product quality and reasonably reduced the diesel-gasoline ratio from 1.29 last year to 1.20 this year. The Group strengthened the production of chemical products, optimised the sources and distribution of raw materials, and increased the output of high value-added products. Grasping the opportunities in the market, the Group increased the output and sales of chemical products, made a timely adjustment to its chemical products marketing strategy. As a result, the Group achieved stable growth in sales volume of high-profitability products and in high-profitability regions.

In 2018, the Group processed 1,122.8 million barrels of crude oil, representing an increase of 10.4% as compared with last year. Among that, 669.8 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 59.7%, which was a result of good synergy. In 2018, the Group produced 105.342 million tons of refined products, representing an increase of 13.6% as compared with last year, and 5.569 million tons of ethylene, representing a decrease of 3.4% as compared with last year.

The Group carried out its refining and chemicals transformation and upgrading projects in an orderly manner. The renovation projects of Liaoyang Petrochemical and Huabei Petrochemical were completed and launched. The integration project of refining and chemicals of Guangdong Petrochemical was launched.

021

Summary of Operations of the Refining and Chemicals Segment

	Unit	2018	2017	Year-on-year change (%)
Processed crude oil	Million barrels	1,122.8	1,016.9	10.4
Gasoline, kerosene and diesel output	’000 tons	105,342	92,715	13.6
of which: Gasoline	’000 tons	43,453	37,363	16.3
Kerosene	’000 tons	9,867	7,111	38.8
Diesel	’000 tons	52,022	48,241	7.8
Crude oil processing load	%	82.2	80.3	1.9 percentage points
Light products yield	%	79.5	78.4	1.1 percentage points
Refining yield	%	93.7	93.3	0.4 percentage point
Ethylene	’000 tons	5,569	5,764	(3.4)
Synthetic Resin	’000 tons	9,049	9,284	(2.5)
Synthetic fibre materials and polymers	’000 tons	1,388	1,390	(0.1)
Synthetic rubber	’000 tons	869	809	7.4
Urea	’000 tons	828	1,439	(42.5)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2018, the Group took active steps to cope with unfavorable conditions such as excessive supply of resources and fiercer competition, including strengthening links between production and sales and refined marketing and sales, and sparing no efforts to increase sales volume and enhance profitability. The Group highlighted the core value of retailing, strengthened the integrated marketing and sales of refined products, fuel cards, non-oil business, lubricants and natural gas and further implemented various kinds of theme and brand promotions. The Group devoted efforts to expand its terminal marketing and sales network and put 384 new service stations into operation. The total number of service stations operated by the Group reached 21,783.

International Trading Operations

In 2018, in terms of the international trading operations, the Group strengthened the coordination of production, sales and trade, brought the role of international oil and gas operation centres into play, made overall planning for and optimised the export and import resources, and took proactive actions to develop high-end and high-profitability markets, which further enhanced international trade scale and operation quality.

022

Summary of Operations of the Marketing Segment

	Unit	2018	2017	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	177,498	169,466	4.7
of which: Gasoline	’000 tons	71,125	65,293	8.9
Kerosene	’000 tons	19,469	16,849	15.5
Diesel	’000 tons	86,904	87,324	(0.5)
Market share in domestic retail market	%	36.4	37	(0.6 percentage point )
Number of service stations	Units	21,783	21,399	1.8
of which: owned service stations	Units	20,555	20,350	1.0
Sales volume per service station	Tons/day	10.28	10.49	(2.0)

(4) Natural Gas and Pipeline

In 2018, based on the tight balance on supply and demand of natural gas, the Group made comprehensive arrangements for resource organisation, transportation, allocation and marketing. The Group gave full play to its advantage of centralised allocation, enhanced its capabilities of peak regulation, organised oil and gas allocation and transportation in a scientific manner, and ensured smooth operation of the business chain. With respect to sales of natural gas, the Group made efforts to develop the high-end and high-profitability markets, carried out differentiated marketing, continued to enhance regional sales competitiveness, and proactively promoted online bidding transactions, which led to formation of market-conforming price. The Group continued to improve the construction of its pipeline network. Projects including the Fushun-Jinzhou Refined Oil Pipeline and Yunnan Refined Oil Pipeline have been completed and put into operation.

In 2018, the Group sold 216.754 billion cubic metres of natural gas, representing an increase of 8.9% as compared with last year. Among that, 159.553 billion cubic metres were sold in domestic, representing an increase of 19.6% as compared with last year and maintaining a double-digit number growth. As at the end of 2018, the Group’s domestic oil and gas pipelines measured a total length of 83,527 km, consisting of 51,751 km of natural gas pipelines, 20,048 km of crude oil pipelines and 11,728 km of refined product pipelines.

023

Hou Qijun Director and President

DISCUSSION AND ANALYSIS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2018, the Group achieved a revenue of RMB2,353,588 million, representing an increase of 16.8% as compared with last year. Net profit attributable to owners of the Company was RMB52,591 million, representing an increase of 130.7% as compared with last year. Basic earnings per share were RMB0.29 yuan, representing an increase of RMB0.17 yuan as compared with last year.

Revenue The revenue increased by 16.8% from RMB2,015,890 million for 2017 to RMB2,353,588 million for 2018. This was primarily due to the increasing selling prices of the majority of oil and gas products and the increase in the sales volume. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2018 and 2017 and their respective percentage of change:

024

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2018	2017	Percentage of Change (%)	2018	2017	Percentage of Change (%)
Crude oil*	110,457	114,930	(3.9)	3,213	2,392	34.3

Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,167.54	1,989.59	8.9	1,367	1,235	10.7

Gasoline	71,125	65,293	8.9	7,024	6,386	10.0

Diesel	86,904	87,324	(0.5)	5,478	4,600	19.1

Kerosene	19,469	16,849	15.5	4,540	3,552	27.8

Heavy oil	19,964	23,395	(14.7)	3,335	2,380	40.1

Polyethylene	4,644	4,739	(2.0)	8,816	8,559	3.0

Lubricant	1,158	1,283	(9.7)	7,875	7,693	2.4

*

The crude oil listed above represents all the external sales volume of crude oil of the Group. The sales volume of crude oil decreased as compared with the same period of last year, primarily due to the decrease in the international trading volume of crude oil.

**

The relevant numbers of city gas business was newly included in the sales volume and average realized price of natural gas. The numbers for the same period of last year were adjusted on the same basis. The average realized price of natural gas increased as compared with the same period of last year, primarily due to the combined effects of the increase in the entrepot trading price of natural gas and the effective measures taken by the Company to optimise the structure of sales of natural gas.

Operating Expenses Operating expenses increased by 14.6% from RMB1,948,168 million for 2017 to RMB2,232,591 million for 2018, of which:

Purchases, Services and Other Purchases, services and other increased by 19.7% from RMB1,285,716 million for 2017 to RMB1,539,010 million for 2018. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading increased in line with the increased oil and gas prices.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for various types of employees) increased by 14.9% from RMB125,384 million for 2017 to RMB144,027 million for 2018. This was primarily due to the fact that according to compensation-profitability linkage mechanism, and the Company increased expenses in employee remuneration and contribution to social security fund in line with improved profitability and enhanced level of average wage in society.

Exploration Expenses Exploration expenses decreased by 21.6% from RMB23,884 million for 2017 to RMB18,726 million for 2018. This was primarily due to the fact that the Group optimised its exploration deployment, made reasonable arrangement of exploration work and decreased dry well expense, etc.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 2.3% from RMB237,375 million for 2017 to RMB231,929 million for 2018. This was primarily due to the decrease in the depletion of oil and gas properties as a result of the increase in the development of proven reserves and the decrease in depletion ratio caused by the rise of oil and gas prices; the increase of asset impairment provision during the reporting period as compared with the same period of last year.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 4.0% from RMB77,042 million for 2017 to RMB73,986 million for 2018. This was primarily due to the fact that the Group

025

continued to broaden sources of income and reduce expenditure as well as cut costs and enhance efficiency, and strictly controlled non-production expenses.

Taxes other than Income Taxes Taxes other than income taxes increased by 9.7% from RMB198,022 million for 2017 to RMB217,267 million for 2018. Specifically, influenced by the rise in crude oil price, the Group paid crude oil special gain levy of RMB4,750 million in 2018, which did not occur in 2017. The consumption tax increased by RMB6,747 million from RMB142,708 million for 2017 to RMB149,455 million for 2018; and the resource tax increased by RMB6,339 million from RMB18,000 million for 2017 to RMB24,339 million for 2018.

Other Expenses, net Other expenses, net for 2018 was RMB7,646 million, representing an increase of RMB6,901 million from RMB745 million in 2017. This was primarily due to the combined effects of increase in both the losses from disposal of assets and the VAT refund of imported natural gas as recognised for 2018.

Profit from Operations The profit from operations for 2018 was RMB120,997 million, representing an increase of 78.7% from RMB67,722 million for 2017.

Net Exchange Gain/ (Loss) Net exchange gain for

2018 was RMB1,145 million, while the Group incurred a net exchange loss of RMB1,094 million for 2017. This is primarily due to the appreciation of US Dollar against Renminbi as compared with the end of the last year.

Net Interest Expense Net interest expense decreased by 4.7% from RMB19,507 million for 2017 to RMB18,583 million for 2018, primarily due to the combined effects of a decrease in the average balance of interest-bearing borrowings compared with last year, decrease in interest expenses and increase in interest income from deposits.

Profit Before Income Tax Expense Profit before income tax expense increased by 117.0% from RMB53,089 million for 2017 to RMB115,206 million for 2018.

Income Tax Expense The income tax expense increased by 162.6% from RMB16,296 million for 2017 to RMB42,790 million for 2018, which was primarily due to the increase in taxable income.

Profit for the Year Profit for 2018 increased by 96.8% to RMB72,416 million from RMB36,793 million for 2017 .

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests increased by 41.7% from RMB13,995 million for 2017 to RMB19,825 million for 2018, which was primarily due to the increase in profits of certain subsidiaries of the Group.

026

Profit Attributable to Owners of the Company Profit attributable to owners of the Company increased by 130.7% from RMB22,798 million for 2017 to RMB52,591 million for 2018.

(2) Segment Results

•	Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2018 was RMB658,712 million, representing an increase of 30.3% from RMB505,430 million for 2017, which was primarily due to the combined effects of the rise in the price of oil and gas and the increase in the sales volume of natural gas. The average realised crude oil price of the Group in 2018 was US$68.28 per barrel, representing an increase of 34.8% from US$50.64 per barrel in 2017.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 19.4% from RMB489,955 million for 2017 to RMB585,193 million for 2018, which was primarily due to the following combined effects: (1) increase in procurement expenditure resulting from the increasing amount and unit prices of imported oil from Russia and Kazakhstan; (2) impairment provision for some oil and gas assets with higher costs of development and production in accordance with the accounting standards; and (3) the increase in taxes (other than income taxes) as compared with the same period of last year.

In 2018, the unit oil and gas lifting cost of the Group was US$12.31 per barrel, representing an increase of 6.8% from US$11.53 per barrel for 2017. Excluding the effect of the change in exchange rate, the lifting cost increased by 4.6% from the same period of last year, primarily due to the increase in the costs including power, materials and labour for the current period as compared with the same period of last year.

Profit from Operations In 2018, the Exploration and Production segment placed emphasis on the low-cost development and the refined management, continued to promote steady output of crude oil, made greater effort in exploration and development in main gas area and optimised the production structure, resulting in steady increase in gas output. In its overseas operations, the Group, taking full advantage of the development opportunity brought by The Belt and Road Initiative, actively promoted the international cooperation in oil and gas, and formulated its development strategy based on project potentials and enhanced dynamic control and management of investment. In 2018, the Exploration and Production segment realised an operating profit of RMB73,519 million, representing an increase of RMB58,044 million from RMB15,475 million for 2017, restoring its status as a main profit contributor of the Group.

•	Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment increased by 23.5% from RMB707,804 million for 2017 to RMB874,125 million for 2018, primarily due to the increase in oil prices and the production of high-profitability products as a result of optimisation of the product structure. Both the sales volume and price of part of the refined and chemical products were increased.

027

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 24.5% from RMB667,843 million for 2017 to RMB831,369 million for 2018, primarily due to the combined effects of (1) the increase in the expenditure associated with the purchase of crude oil and feedstock oil from external suppliers; and (2) impairment provision for some facilities in accordance with the accounting standards, and to be deactivated in accordance with the regulation that the state promotes fuel ethanol used in vehicle.

In 2018, the cash processing cost of refineries of the Group was RMB169.38 yuan per ton, representing an increase of RMB0.34 yuan per ton from RMB169.04 yuan per ton as compared with last year, primarily due to an increase in power and employee expenses as compared with the same period of last year.

Profit from Operations In 2018, in response to the market demand, the Refining and Chemicals segment increased processing load of refineries, continued to make adjustment to product structure, and increased the production of high value-added and market-favourable products. In addition, management and control over costs and expenses were intensified and the status as a good profit contributor was maintained. In 2018, the Refining and Chemicals segment realised operating profits of RMB42,756 million, representing an increase of 7.0% as compared with RMB39,961 million for 2017. Specifically, the refining operations recorded an operating profit of RMB34,933 million, representing an increase of 7.2% as compared with RMB32,573 million for 2017, while the chemical operations realised an operating profit of RMB7,823 million, representing an increase of 5.9%, as compared with RMB7,388 million for 2017.

•	Marketing

Revenue The revenue of the Marketing segment increased by 20.6% from RMB1,660,456 million for 2017 to RMB2,003,105 million for 2018, primarily due to the combined effects of (1) the increase in both sales volume and prices of such products as gasoline and kerosene, and the rise in the price and the decrease in the sales volume of diesel; and (2) the increase in revenue derived from trade of oil products.

Operating Expenses Operating expenses of the Marketing segment increased by 21.6% from RMB1,652,177 million for 2017 to RMB2,009,555 million for 2018, primarily due to an increase in the expenditure arising from the purchase of refined oil from external suppliers.

Profit / (loss) from Operations In 2018, facing unfavourable situation of substantial surplus in domestic resources and fiercer competition in the market, the Marketing segment adhered to the principle of market-orientation and efficiency, adopted active measures to address market competition, went all out to increase its market share in specific segments and enhance efficiency, and effectively guaranteed proper downstream operation for refineries, so as to realise the value of the industrial chain. With regard to international trade, the segment intensified the coordination and cooperation with domestic industrial chain, and optimised the import and export of oil and gas resources. In 2018, impacted by certain factors including fierce market competition and adverse effect in profit from inventories due to sharp decrease of oil price in the fourth quarter, the Marketing segment recorded an operating loss of RMB6,450 million, representing a decrease of RMB14,729 million as compared with the operating profit of RMB8,279 million for 2017.

•	Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB362,626 million for 2018, representing an increase of 22.6% as compared with RMB295,786 million for 2017, primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB337,111 million for 2018, representing an increase of 20.4% as compared with RMB280,098 million for 2017, primarily due to the increase in the expenditure of natural gas purchase.

028

Profit from Operations In 2018, the Natural Gas and Pipeline segment, in line with the increased demand for natural gas in the domestic market, optimised the marketing strategy and package, made great effort to expand into the high-end and high-profitability market, and continuously enhanced the value of natural gas business chain. In 2018, the Natural Gas and Pipeline segment realised an operating profit of RMB25,515 million, representing an increase of 62.6% as compared to RMB15,688 million in 2017.

In 2018, impacted by the substantial increase in the volume of imported natural gas and liquidated natural gas (LNG), the Natural and Pipeline segment took active measures to control the loss in imported natural gas, and recorded a net loss of RMB24,907 million in the sale of imported natural gas, representing an increase of loss of RMB960 million as compared with last year. The Group will continue to adopt effective measures to control losses.

In 2018, the Group’s international operations(Note) realised a revenue of RMB836,619 million, accounting for 35.5% of the Group’s total revenue. Profit before income tax expense amounted to RMB4,781 million. The Group’s international operations maintained a healthy development with further improved international operating ability.

Note:

The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2018	As at December 31, 2017	Percentage of Change
	RMB million	RMB million	%
Total assets	2,432,266	2,404,612	1.2
Current assets	433,128	425,162	1.9
Non-current assets	1,999,138	1,979,450	1.0
Total liabilities	1,021,608	1,023,293	(0.2)
Current liabilities	586,386	576,667	1.7
Non-current liabilities	435,222	446,626	(2.6)
Equity attributable to owners of the Company	1,214,286	1,193,520	1.7
Share capital	183,021	183,021	—
Reserves	299,083	298,062	0.3
Retained earnings	732,182	712,437	2.8
Total equity	1,410,658	1,381,319	2.1

029

Total assets amounted to RMB2,432,266 million, representing an increase of 1.2% from that as at the end of 2017, of which:

Current assets amounted to RMB433,128 million, representing an increase of 1.9% from that as at the end of 2017, primarily due to the increase in inventories, receivables, prepayments and other current assets.

Non-current assets amounted to RMB1,999,138 million, representing an increase of 1.0% from that as at the end of 2017, primarily due to the increase in the net book value of property, plant and equipment, and investments in associates and joint ventures.

Total liabilities amounted to RMB1,021,608 million, representing a decrease of 0.2% from that as at the end of 2017, of which:

Current liabilities amounted to RMB586,386 million, representing an increase of 1.7% from that as at the end of

2017, primarily due to the increase in the amount of taxes payable.

Non-current liabilities amounted to RMB435,222 million, representing a decrease of 2.6% from that as at the end of 2017, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,214,286 million, representing an increase of 1.7% from that as at the end of 2017, primarily due to the increase in reserves and retained earnings.

(4) Cash Flows

As at December 31, 2018, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2018 and 2017 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2018	2017
	RMB million	RMB million
Net cash flows from operating activities	351,565	366,655
Net cash flows used for investing activities	(267,732)	(243,546)
Net cash flows used for financing activities	(123,515)	(94,725)
Translation of foreign currency	2,503	(3,538)
Cash and cash equivalents at end of the year	85,598	122,777

030

•	Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities in 2018 amounted to RMB351,565 million, representing a decrease of 4.1% from RMB366,655 million in 2017. This was mainly due to the impact from the change in inventories, accounts receivable and payable and other working capital, and the increase of taxes and employee compensation costs during the reporting period. As at December 31, 2018, the Group had cash and cash equivalents of RMB85,598 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 46.2% were denominated in Renminbi, approximately 49.1% were denominated in US Dollar, approximately 2.1% were denominated in HK Dollar and approximately 2.6% were denominated in other currencies).

•	Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2018 amounted to RMB267,732 million, representing an increase of 9.9% from RMB243,546 million in 2017. The increase was primarily due to the reasonable arrangement by the Group of capital input based on the oil price trend and market change and the increase in capital expenditures during the reporting period.

•	Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2018 was RMB123,515 million, representing an increase of 30.4% from RMB94,725 million in 2017. This was primarily due to the overall arrangement for optimising the debt structure, the reduction in the amount of debts, and the decrease in new borrowings of the Group during the current period.

The net borrowings of the Group as at December 31, 2018 and December 31, 2017, respectively, were as follows:

	As at December 31, 2018	As at December 31, 2017
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	137,738	175,417
Long-term borrowings	269,422	289,858

Total borrowings	407,160	465,275

Less: Cash and cash equivalents	85,598	122,777

Net borrowings	321,562	342,498

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2018	As at December 31, 2017
	RMB million	RMB million
Within 1 year	151,049	189,050
Between 1 and 2 years	98,939	69,159
Between 2 and 5 years	150,837	191,879
After 5 years	43,879	70,179

	444,704	520,267

031

Of the total borrowings of the Group as at December 31, 2018, approximately 49.5% were fixed-rate loans and approximately 50.5% were floating-rate loans. Of the borrowings as at December 31, 2018, approximately 71.5% were denominated in Renminbi, approximately 26.2% were denominated in US Dollar, and approximately 2.3% were denominated in other currencies.

As at December 31, 2018, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity)) was 22.4% (25.2% as at December 31, 2017).

(5) Capital Expenditures

In 2018, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on supporting upstream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2018, the capital expenditures of the Group amounted to RMB255,974 million, representing an increase of 18.4% from RMB216,227 million in 2017. The table below sets out the capital expenditures of the Group for 2018 and 2017 and the estimated capital expenditures for 2019 for each of the business segments.

	2018		2017		Estimates for 2019
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	196,109	76.61	161,997	74.92	228,200	75.91
Refining and Chemicals	15,287	5.97	17,705	8.19	38,800	12.91
Marketing	17,010	6.65	10,982	5.08	14,600	4.86
Natural Gas and Pipeline	26,502	10.35	24,529	11.34	17,800	5.92
Head Office and Other	1,066	0.42	1,014	0.47	1,200	0.40

Total	255,974	100.00	216,227	100.00	300,600	100.00

*

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2018 and 2017, and the estimates for the same for 2019 would be RMB206,256 million, RMB176,426 million, and RMB239,200 million, respectively.

•	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2018 amounted to RMB196,109 million, which were primarily used for domestic oil and gas exploration projects in 16 oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2019 will amount to RMB228,200 million. The Group will put more efforts in domestic exploration in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will strive to achieve a growth in the output of crude oil and natural gas by better developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, as well as enhance the development of unconventional resources such as shale gas. Overseas operations will continue to focus on the operation of existing projects and development of new projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of scale.

032

•	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2018 amounted to RMB15,287 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Liaoyang Petrochemical and Huabei Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2019 will amount to RMB38,800 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects and refining-chemical transformation and upgrade projects, such as the Guangdong petrochemical refining-chemical integration project, the Daqing petrochemical structure adjustment and upgrade project, and other large-scale refining-chemical projects such as those relating to the production of ethylene out of ethane located in Changqing and Tarim.

•	Marketing

Capital expenditures for the Group’s Marketing segment for 2018 amounted to RMB17,010 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

033

It is anticipated that capital expenditures for the Marketing segment for 2019 will amount to RMB14,600 million, which are expected to be used primarily for the construction and expansion of the network for the sales of end-products within the domestic refined oil markets and the construction of overseas oil and gas operating hubs.

•	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2018 amounted to RMB26,502 million, which were mainly used for construction projects including the Fujian-Guangdong main branch of the Third West-East Gas Pipeline, the northern part of China-Russia East Natural Gas Pipeline, the second Sino-Russia Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2019 will amount to RMB17,800 million, which are expected to be used primarily for key natural gas transmission projects such as China-Russia East Natural Gas Pipeline Project, the Fujian-Guangdong main branch of the Third West-East Gas Pipeline, the LNG equipment and other facilities for peak regulation and storage and transportation, the natural gas interconnection engineering projects as well as the construction of gas branches and sales terminals.

•	Head Office and Other

Capital expenditures for the Head Office and Other segment for 2018 were RMB1,066 million, which were primarily used for research projects and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2019 will amount to RMB1,200 million, which are expected to be used primarily for research projects and development of the IT system.

034

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial Data Prepared under CAS

	As at December 31, 2018	As at December 31, 2017	Percentage of Change
	RMB million	RMB million	%
Total assets	2,432,558	2,404,910	1.1
Current assets	433,128	425,162	1.9
Non-current assets	1,999,430	1,979,748	1.0
Total liabilities	1,021,615	1,023,300	(0.2)
Current liabilities	586,386	576,667	1.7
Non-current liabilities	435,229	446,633	(2.6)
Equity attributable to equity holders of the Company	1,214,570	1,193,810	1.7
Total equity	1,410,943	1,381,610	2.1

For reasons for changes, please read Section “Assets, Liabilities and Equity” in Discussion and Analysis of Operations of this annual report.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2018	Cost of principal operations for the year 2018	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	638,551	445,889	24.5	30.6	11.1	11.7
Refining and Chemicals	866,801	611,810	9.7	23.7	37.2	(3.4)
Marketing	1,978,906	1,924,423	2.7	20.6	22.0	(1.0)
Natural Gas and Pipeline	356,937	329,163	7.6	23.7	26.0	(1.6)
Head Office and Other	183	180	—	34.6	(6.3)	—
Inter-segment elimination	(1,542,152)	(1,542,123)	—	—	—	—
Total	2,299,226	1,769,342	13.9	17.1	15.6	1.6

*	Margin = Profit from principal operations / Income from principal operations

035

(3) Principal operations by regions under CAS

	2018	2017	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,516,969	1,294,516	17.2
Other	836,619	721,374	16.0
Total	2,353,588	2,015,890	16.8

	December 31, 2018	December 31, 2017	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,779,264	1,731,418	2.8
Other	192,807	219,669	(12.2)
Total	1,972,071	1,951,087	1.1

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4) Principal subsidiaries and associates of the Group under CAS

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets/ (liabilities)	Net profit/ (loss)
Name of company	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	290,805	72,215	218,590	3,635

CNPC Exploration and Development Company Limited	16,100	50.00	187,616	40,488	147,128	15,563

PetroChina Hong Kong Limited	HK$7,592 million	100.00	137,445	64,089	73,356	7,380

PetroChina International Investment Company Limited	31,314	100.00	95,732	139,141	(43,409)	(19,967)

PetroChina International Co., Ltd.	18,096	100.00	179,526	119,565	59,961	4,517

PetroChina Pipelines Co., Ltd.	80,000	72.26	228,767	13,626	215,141	19,436

Dalian West Pacific Petrochemical Co., Ltd. (1)	US$258 million	28.44	8,713	10,097	(1,384)	1,558

China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	9,206	6,243	2,963	126

China Petroleum Finance Co., Ltd.	8,331	32.00	459,753	394,789	64,964	7,554

Arrow Energy Holdings Pty Ltd.	AUD2	50.00	24,789	24,396	393	(1,897)

CNPC Captive Insurance Co., Ltd.	5,000	49.00	13,421	7,184	6,237	315

Trans-Asia Pipeline Co., Ltd.	5,000	50.00	37,914	2,367	35,547	1,931

Note: (1)

On September 27, 2018, the Company signed an “Equity Transfer Agreement” with Total S.A. to acquire the 22.407% equity held by Total S.A.in Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”). On December 6, 2018, the Company signed an “Equity Transaction Contract” with Sinochem Group Co., Ltd. and Sinochem International Oil (Hong Kong) Co. Ltd., respectively, to acquire 8.424% and 25.208% equity of Dalian West Pacific, respectively. After the completion of the aforementioned equity transfer, the Company is contemplated to hold 84.475% equity of Dalian West Pacific in total.

036

SIGNIFICANT EVENTS

1. Cash Dividend in the Recent Three Years

			Unit: RMB million
Year	Amount(inclusive of tax)	Net Profit of the Year*	Percentage of Net Profit (%)
2016	10,856	7,857	138.2
2017	23,793	22,798	104.4
2018	32,724	52,591	62.2

*	Net profit means profit attributable to owners of the Company in the year as calculated in accordance with the IFRS

Formulation and implementation of the cash dividend policy of the Company

To safeguard the interests of vast shareholders, it is provided by the Company in the Articles of Association of PetroChina Company Limited (“Articles of Association”) that in the premise that the net profit attributable to owners of the Company and the accumulated undistributed profit for the year are positive, and the Company’s cash flow can satisfy the normal operation and sustainable development of the Company, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realised in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend determined by the Board of Directors as authorised by the general meeting by way of ordinary resolution.

Since its listing, the Company has strictly complied with the Articles of Association and relevant regulatory requirements, and adopting the principle of returns to shareholders, distributed 45% of its net profit attributable to owners of the Company as dividend. Since 2016, with the oil price being low, the Company has distributed an additional special dividend on the base of dividend of 45% of its net profit attributable to owners of the Company, which has brought good returns for shareholders. The steady and active dividend distribution policy of the Company is welcomed by the shareholders. The independent directors of the Company have performed their duties faithfully and diligently, formed opinions on dividend distribution independently and objectively, and played a desirable role.

2. Distribution Plan for the Final Dividend for 2018

In return for the shareholders, the Board recommends a final cash dividend of RMB0.09 yuan (inclusive of applicable tax) per share for 2018 to all shareholders. The cash dividend consists of a dividend of RMB0.06271 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2018 under IFRS) together with an additional final special dividend of RMB0.02729 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2018 annual general meeting to be held on June 13, 2019. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 21, 2019. The register of members

037

of H shares will be closed from June 22, 2019 to June 27, 2019 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on June 21, 2019. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 27, 2019 are eligible for the final dividend. The final dividend of A shares and H shares for 2018 will be paid on or about June 28, 2019 and August 2, 2019, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 13, 2019. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound

Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅 法》) and the relevant implementing rules which came into effect on January 1, 2008 and were amended on February 24, 2017, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 27, 2019.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of

038

dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發布<非居民納稅人享受稅收協定待遇管理辦法 >的公告》(國家稅務總局公告2015年第 60號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 27, 2019 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 21, 2019 (address: Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2019.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

039

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Shareholding in other companies

(1) Shareholding interests in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

									Unit: HK Dollars million
Stock code	Stock short name		Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY	(1)	25,802	4,708,302,133	58.33	25,802	—	—	Long-term equity investments	Acquisition and further issue of shares

Note (1):

The Group held the shares in Kunlun Energy Limited through Sun World Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Company Limited are listed on the Hong Kong Stock Exchange.

(2) Shareholding of interests in non-listed financial institutions

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd	9,917	2,666,000,000	32.00	21,137	2,417	209	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	3,056	154	—	Long - term equity investment	Establishment by promotion

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4. Significant connected transactions during the reporting period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) As of the end of the reporting period, the Company and its subordinate companies (including the companies wholly-owned or controlled by the Company, the same below) had a guarantee balance of RMB180.456 billion, including RMB20.016 billion for credit guarantee and RMB159.548 billion for performance guarantee, RMB0.892 billion for financing guarantee, and the balance of guarantees as of the end of the reporting period accounted for approximately 14.86% of the Company’s net asset. The guarantee balance of the Company as of the end of the reporting period did not exist for the guarantee provided to the controlling shareholder, the ultimate controller and its related parties.

(3) The Company did not entrust any other person on material wealth management during the reporting period.

(4) The Company had no material external entrustment loans during the reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC included the following: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) after execution of the Agreement, CNPC obtained certain business opportunities that competed or were likely to compete with the principal business of the Company, which is not in strict compliance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable

041

laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the reporting period.

7. Engagement and disengagement of firm of accountants

During the reporting period, the Company has not changed its accounting firms.

During the reporting period, the Company retain KPMG Huazhen LLP to serve as the domestic auditors, and KPMG Certified Public Accountants as the overseas auditors, for 2018. Remuneration in respect of the 2018 audit work amounted to RMB53 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB44 million and the financial report internal control auditing fee amounted to RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen LLP and KPMG Certified Public Accountants have provided audit service to the Company for six years.

8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and ultimate controller and remedies thereto

During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was imposed on materail punishment by other administrative authorities or was subject to any public criticisms made by a stock exchange.

The incumbent Directors, Supervisors and senior management of the Company and those who retired during the reporting period did not receive the punishment from the securities regulation organisations in recent three years.

9. Creditworthiness of the Company and its controlling shareholder and ultimate controller

During the reporting period, the Company and its controlling shareholder and ultimate controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

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10. Other Significant Matters

(1) Acquisition, Asset Disposal and Asset Restructuring

On March 21, 2018, the Group entered into an agreement with Abu Dhabi National Oil Company (ADNOC) pursuant to which the Group acquired 10% equity interest under the Abu Dhabi Umm Shaif & Nasr Oilfield Permit with an access fee of US$575 million and 10% equity interest under the Lower Zakum Oilfield Permit with an access fee of US$600 million. The agreement became effective dating back to March 9, 2018, with a term of 40 years.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s overseas business and the continuous improvement of the future financial position and operating results of the Group.

(2) Regulation on the Collection of the Refined Oil Consumption Tax

On 2 January 2018, the State Administration of Taxation issued the Announcement on the Issues Relating to the Management over the Collection of the Refined Oil Consumption Tax (Announcement [2018] No.1 of the State Administration of Taxation) (《關於成品油消費稅徵收管理有關問題的公告》(國家稅務總局公告2018 年第1號)), all refined oil invoices shall be issued via the invoice module for refined oil in the new VAT invoice management system since March 1, 2018. With respect to gasoline, diesel, naphtha, fuel oil, lubricants that are purchased overseas, imported and recovered from commissioned processing and used to continually produce taxable refined oil, paid consumption tax shall be calculated and deducted as stipulated against the special invoice for refined oil recognised by the VAT invoice selection and confirmation platform, the special payment certificate for customs import tax and tax payment certificate (for withholding only). Save for the above, no vouchers shall be used as a certificate for deduction of consumption tax.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s refining and chemicals and also its sales business and the continuous improvement of the operating results of the Group.

(3) Reduction of Resource Tax Assessed on Shale Gas

The Ministry of Finance and State Administration of Taxation promulgated the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018] No.26) (《關於對頁岩氣減徵資源稅的通知》(財稅[2018]26號)) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the exploration and production business of the Group and the continuous improvement of the operating results of the Group.

(4) Adjustment to City Gate Price of Natural Gas for Residential Use

NDRC promulgated the Notice on Straightening Out the City Gate Price of Natural Gas for Residential Use (Fa Gai Jia Ge Gui [2018] No.794) (《關於理順居民用氣門站價格的通知》( 發改價格規[2018]794號 )) on May 25, 2018. Pursuant to such notice, commencing from June 10, 2018, prices of natural gas for residential use will be managed by a benchmark city gate price instead of the highest city gate price, and the price level shall be determined based on the benchmark city gate price of natural gas used for non-residential purposes (plus a VAT of 10%). Based on the benchmark city gate price, the supply and demand sides may negotiate a specific price within a range of 20% above

043

the existing benchmark city gate price and no limits on the downward adjustment, which achieved the connection of the pricing mechanism of natural gas for residential use with that for non-residential use. No price increase is allowed until one year after the promulgation of the Notice. Currently, for benchmark city gate price of natural gas used for residential purposes with a relatively large price gap from the benchmark city gate price of natural gas used for non-residential purposes, the maximum adjustment range shall not exceed RMB350 yuan per thousand cubic meters in principle, and any remaining price difference will be straightened out one year later when appropriate. In the meantime, seasonal trading policies are implemented to encourage market-based trading.

This event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the natural gas business of the Group and the continuous improvement of the operating results of the Group.

(5) Further Liberalization of the Refined Oil Retail Sector

On 28 June 2018, the NDRC and Ministry of Commerce issued the Special Management Measures (Negative List) for Foreign Investment Access (2018) promulgated on June 28, 2018 by the NDRC and Ministry of Commerce (Order of the NDRC and Ministry of Commerce [2018] No.18) (《外商投資准入特別管理措施(負面清單)(2018年版)》 (發展改革委 商務部令2018年第 18號)), commencing from July 28, 2018, the restriction that the controlling interests in the construction and operation of chain gas stations, which were established by a single foreign investor with over 30 branches and sold different types and brands of refined oil from multiple suppliers, must be held by a Chinese party shall be removed.

This event did not affect the continuity of the business and the stability of the management of the Group. It may have impact on the sustainable and healthy development of the Group’s refining and chemicals and also its sales business and the operating results of the Group.

044

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Listing Rules and the Stock Listing Rules of the Shanghai Stock Exchange. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Co., Ltd (“CNPC E&D”), a non-wholly owned subsidiary of the Group. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. Since December 28, 2006, the Group has held 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

PetroChina Beijing Natural Gas Pipeline Co., Ltd is a non-wholly owned subsidiary of the Company, and Beijing Gas Group Co., Ltd (“Beijing Gas”) holds 40% equity interest in PetroChina Beijing Natural Gas Pipeline Co., Ltd. Therefore, Beijing Gas is a major shareholder of PetroChina Beijing Natural Gas Pipeline Co., Ltd, and a connected person of the Company in accordance with the Listing Rules. Given that the relevant testing ratio in respect of the assets, profit and proceeds of PetroChina Beijing Natural Gas Pipeline Co., Ltd. as calculated for its last financial year, namely year of 2018, proved less than 5%, it has become an insignificant subsidiary of the Group. Pursuant to Clause 14A.33 of the Listing Rules, Beijing Gas has ceased to be a connected person of the Group since 2019, and the transactions between the Group and Beijing Gas have ceased to constitute connected transactions under Chapter 14A of the Listing Rules.

The following connected transactions constitute the connected transactions or continuing connected transactions as defined under Chapter 10 of the Stock Listing Rules of the Shanghai Stock Exchange or the Chapter 14A of the Listing Rules and satisfy relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange or the Hong Kong Stock Exchange and the Company. Note 58 set out thereto in the financial statements of the Company has properly disclosed connected transactions or continuing connected transactions pursuant to the Listing Rules.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained the approval of the independent shareholders and independent Directors at the first extraordinary general meeting on October 26, 2017, and the fifth meeting of the Board of Directors in the year of 2017 held on August 23 to 24, 2017 for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and new continuing connected transactions from January 1, 2018 to December 31, 2020. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 24, 2017 and on the website of Shanghai Stock Exchange on August 25, 2017, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 8, 2017,

045

and the Company’s announcements in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 26, 2017 and on the website of the Shanghai Stock Exchange on October 27, 2017, respectively.

In 2018, the Group and CNPC carried out the continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 24, 2017 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and jointly-held companies and (B) by CNPC and jointly-held companies to the Group, of a range of products and services. The Comprehensive Agreement entered into force on January 1, 2018 with an effective term of three years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide the jointly-held companies with financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrusted loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided

046

pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

047

On August 24, 2017, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was approximately 1,773 million square metres, and the annual rental was adjusted to no more than RMB5,783 million (exclusive of taxes). The letter of confirmation became effective as from January 1, 2018.

4. Buildings Leasing Contract (Amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 yuan per year per square metre. The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

On August 24, 2017, the parties entered into a new agreement pursuant to which the area of the leased building was 1,152,968 square metres, and the annual rental was no more than RMB730 million. The agreement became effective as from January 1, 2018 for a term of 20 years.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2018, CNPC has been in the process of executing in aggregate 34 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

048

(II) Continuing Connected Transactions with CNPC E&D

On December 28, 2006, the following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

(III) Continuing Connected Transactions with Beijing Gas

Pursuant to the Listing Rules, as Beijing Gas is a substantial shareholder of PetroChina Beijing Natural Gas Pipeline Co., Ltd., a subsidiary of the Company, transactions between the Group and Beijing Gas constitutes connected transactions of the Group. On August 24, 2017, the Group renewed a product and service agreement with Beijing Gas, pursuant to which the Group would provide products and services for Beijing Gas on a continuing basis, including but not limited to the provision of natural gas and related pipeline transmission services. The agreement would be effective from January 1, 2018 to December 31, 2020. The details of the transaction were announced on August 24 and 25, 2017 at the website of HKEX and Shanghai Stock Exchange respectively.

During the effective term of the agreement, any party to any specific agreement relating to any one or more types of products or services can terminate such specific agreement at any time by a written notice of at least six months. However, with regard to any provision of product or service for which there is already an agreement, a party thereto may only terminate such agreement after the relevant product or service is provided.

Given that the relevant testing ratio in respect of the assets, profit and proceeds of PetroChina Beijing Natural Gas Pipeline Co., Ltd. as calculated for its last financial year, namely year of 2018, proved less than 5%, it has become an insignificant subsidiary of the Group. Pursuant to Clause 14A.33 of the Listing Rules, Beijing Gas has ceased to be a connected person of the Group since 2019, and the transactions between the Group and Beijing Gas have ceased to constitute connected transactions under Chapter 14A of the Listing Rules.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2018 to December 31, 2020:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), and (d) Product and Service Agreement with Beijing Gas, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

049

	Proposed annual caps
Category of Products and Services	2018	2019		2020
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies	153,716	153,861		155,390
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	208,103	203,908		198,537
(b) Production services	228,730	220,525		212,833
(c) Supply of materials services	35,566	35,344		35,819
(d) Social and ancillary services	9,093	9,432		9,731
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits	63,000	63,000		63,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,417	2,753		3,110
- Rents and other payments made under financial leasing	17,804	19,894		21,605
(iii) Financial services provided by the Group to the jointly-owned companies	22,291	22,398		22,506
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	5,783	5,783		5,783
(v) Rental for buildings paid by the Group to CNPC	730	730		730
(vi) Provision of products and services to Beijing Gas by the Group	33,072	34,975	(1)	36,776	(1)

Note: (1)

As disclosed above, Beijing Gas has ceased to be a connected person of the Company since 2019. Transactions between the Group and Beijing Gas have ceased to constitute connected transactions under Chapter 14A of the Listing Rules.

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2018, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the usual course of business of the Company;

(ii) the connected transactions mentioned above have been entered into based on normal commercial terms or better terms;

(iii) the connected transactions mentioned above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

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Auditor’s Confirmation

The auditor of the Company has audited the abovementioned transactions and has provided the Board of Directors with a letter indicating that:

(i) all the connected transactions have been approved by the Board of Directors;

(ii) all the connected transactions have been proceeded in accordance with the terms of agreements; and

(iii) these transactions have been entered into within the aforementioned cap, if applicable.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected parties	RMB million	%	RMB million	%
CNPC and its subsidiaries	83,670	3.55	344,170	16.02
Other connected parties	31,638	1.34	35,040	1.63
Total	115,308	4.90	379,210	17.65

Connected obligatory rights and debts

					Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries				208,395	(17,034)	191,361
Other connected parties	15,605	3,316	18,921
Total	15,605	3,316	18,921	208,395	(17,034)	191,361

051

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

The Company has operated in accordance with domestic and overseas regulatory requirements. During the reporting period, with a view to improving its corporate governance, in accordance with the Articles of Association, relevant laws and regulations and the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company formulated Rules on Security Provided by the Company and amended such internal rules and regulations as Rules on Registration of Insiders of the Company and Rules of Procedures of the Board for Delegating Power to Acquisition Project Management Team, kept forming, improving and effectively implementing the rules of procedures, rules on conduct of business, administrative method and relevant processes, thereby keeping the corporate governance on a systematic and standardized track. During the reporting period, the actual status of our corporate governance stayed in line with the regulatory requirements in documents in respect of the corporate governance of listed companies circulated by the regulators and stock exchange of various places in which the Company was listed.

By means of well-coordinated and balanced efforts made by general meeting, Board of Directors and its various special committees, supervisory board and the management headed by president, and an effective internal control management system, the Company has further standardized and improved its business management. The Company took active steps to push forward the construction of the Board as a diversified team in terms of professional knowledge, nationality and gender, thereby enhancing its capacity in respect of corporate governance and ensuring well-informed decision making. Meanwhile, the Company readjusted the composition of its Board committees based on the professional knowledge and industrial experience of respective board members.

The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders increased the accountability on the relevant personnel with information disclosure responsibilities and enhanced confidentiality in respect of the information in annual reports of the Company. During the reporting period, the above measures were effectively implemented by the management of the Company and the Company is not aware of any information insider who has breached relevant rules on dealing with the shares of the Company.

2. Improvement of Internal Control System

The Company places great emphasis on internal control and risk management. The Company established and effectively operated internal control system in compliance with the regulatory requirements of the places of listing.

The Company strictly complied with professional financial processes and standards to ensure the truthfulness, accuracy and effectiveness of its financial reports. The Company further strengthened its implementation of the information disclosure system, the criteria for identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company improved its internal control testing, and promoted active communicate with the external auditor. Efforts were also made to strengthen the training of internal

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control and supervision team members, to allocate the rectification accountability and to intensify the supervision over rectification.

In 2018, the Company continued to improve its internal control system by intensifying risk assessment, optimising business processes and improving supervision and appraisal continuously so as to ensure that the internal control system kept operating effectively.

The Reform and Corporate Management Department of the Company is responsible for organising and coordinating the internal control testing conducted internally and externally, supervising the rectification, and organising operational evaluation of the internal control system.

The Audit Committee convened six meetings in 2018 and carefully listened to the internal control reports at such meetings. The Audit Committee considered that the Company had followed the annual work arrangements and carried out the construction of the internal control system in an effective way so that no material risk event had occurred, other issues were reduced gradually as well. The Company achieved excellent results in this regard and maintained a good corporate image in the capital market. The Audit Committee suggested that the Company should strengthen supervision to ensure that the internal control system operate effectively, pay more attention to material risk events and strengthen the investigation of liabilities, thus reinforcing the internal control work results.

After the promulgation of Notice of the Ministry of Finance, the CSRC, the National Audit Office and the CIRC on Issuing the Basic Internal Control Norms for Enterprises
( , Cai Kuai [2008] No.7), the Company proactively organised a careful analysis and study with the conclusion that the existing internal control system of the Company can basically satisfy the requirements of such standards. Meanwhile, with regard to some discrepancies, the Company proposed specific appropriate measures for rectification and implemented them thoroughly in terms of both design and operation, thus ensuring the continuity and completeness of the Company’s internal control system and the effective operation of such system in compliance with the regulatory requirements.

The Board is responsible for establishing and maintaining sufficient internal control system that is relevant to financial reporting, and reviewing the risk management and internal control system of the Company annually. The Board evaluated the internal control and risk management of the Group based on regulatory requirements and believes it is effective and adequate as at December 31, 2018 on the strength of confirmation made by the management with respect to the validity of our internal control and risk control system. Such internal control and risk management system aims to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable rather than absolute warranty that there will not be any material misrepresentation or loss. The Company discloses the internal report and internal audit report separately. KPMG Huazhen LLP engaged by the Company audited the effectiveness of the internal control system in relation to financial reporting and issued a standard and unqualified audit opinion.

The Company always attaches importance to information disclosure, and strictly complies with various regulatory rules of the places of listing. The Company continuously sorts out and perfects the implementation rules of information disclosure in terms of system structure and on an institutional level. The Company established an information disclosure management system to disclose information in a timely and compliant manner according to the various requirements and procedures of regulatory rules of the places of listing. The Company has specific departments responsible for inside information disclosure

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and prohibits employees from dealing or procuring others to deal the Company’s shares using inside information. During the reporting period, the Company truly, accurately and completely disclosed various information in a timely manner, which ensured that all shareholders had equal opportunities to get relevant information of the Company, and enhanced the transparency of Company’s corporate governance.

3. Performance of Independent Directors’ Duties

In 2018, the independent Directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents submitted by the Company and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of the non-controlling interest shareholders. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on information disclosure, thus ensuring the truthfulness, accuracy and completeness of the Company’s information disclosure. During the reporting period, the independent Directors did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors of the Company.

Meanwhile, the independent Directors kept themselves informed of relevant laws, regulations and regulatory rules. In accordance with the requirement of the regulatory authority for independent directors to make on-site visit, training and research, the Company formulated the relevant plan for 2018 and implemented accordingly. Successively, the Company sent Mr. Simon Henry, Mr. Tokuchi Tatsuhito and Ms. Elsie Leung Oi-sie to make an on-site survey of shale gas in the oil-gas field in the South West of China; sent Mr. Lin Boqiang and Mr. Zhang Biyi to Yunnan Petrochemical to conduct a visit and research of the production and operation; sent Ms. Elsie Leung Oi-sie to make a survey of our presence in Hong Kong; sent Mr. Zhang Biyi, Mr. Tokuchi Tatsuhito and Ms. Elsie Leung Oi-sie to make a survey of international trade and refineries in Singapore; sent Mr. Lin Boqiang, Mr. Zhang Biyi and Mr. Simon Henry to make a survey of a cooperation project in respect of coalbed gas in Australia. Mr. Simon Henry also made use of his spare time when attending meetings of the Company to thoroughly discuss investment plan, financial control, major overseas projects, internal control, etc. with executive Directors, Chief Financial Officer and the relevant business departments of the Company. Through such activities, independent Directors improved their understanding of the principal business of the Company from multiple channels and perspectives. This practice has achieved fairly good results. During the reporting period, Mr. Simon Henry took part in the special training organised by the Shanghai Stock Exchange and were qualified as independent directors.

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, generally, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities in market.

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5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2018 by the President’s team with reference to the achievement of the performance targets in 2018 and the business development plan of 2019, and formulated the performance contract for the President’s team for 2019. The “Report on Evaluation of the President’s Operating Results for 2018 and the Formulation of President’s Performance Contracts for 2019” was reviewed and approved at the first meeting of Board of Directors in 2019.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management of PetroChina Company Limited” and the “Pilot Measures of Evaluation of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2018. Rewards and punishments were made on the basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2019 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2019 and signed with the middle and above level management officers. The Company sticked to follow-up evaluation of quarterly performance targets and advanced quarterly performance compensation to senior management accordingly.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

For the year ended December 31, 2018, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3) Board of Directors

In accordance with the provisions of the Listing Rules relating to the composition of the Board of Directors, at least one thirds of the members of the Board of Directors shall be independent non-executive directors, and at least one of whom must possess appropriate professional qualifications or expertise in accounting or financial management. Currently the Board of Directors consists of 11 members, specifically as follows:

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Name	Gender	Age	Position
Wang Yilin	Male	62	Chairman
Liu Yuezhen	Male	57	Non-executive Director
Liu Hongbin	Male	55	Non-executive Director
Hou Qijun	Male	52	Executive Director and President
Duan Liangwei	Male	51	Non-executive Director
Qin Weizhong	Male	47	Non-executive Director
Lin Boqiang	Male	61	Independent non-executive Director
Zhang Biyi	Male	65	Independent non-executive Director
Elsie Leung Oi-sie	Female	79	Independent non-executive Director
Tokuchi Tatsuhito	Male	66	Independent non-executive Director
Simon Henry	Male	57	Independent non-executive Director

Notes:	(1) On April 2, 2018, Mr. Wang Dongjin resigned as vice chairman, executive Director and president of the Company due to job transfer.

(2) On June 7, 2018, Mr. Yu Baocai resigned as non-executive Director of the Company due to job transfer.

(3) On November 14, 2018, Mr. Zhang Jianhua resigned as vice chairman, executive Director and president of the Company due to job transfer.

(4) On March 21, 2019, Mr. Hou Qijun was appointed as president of the Company.

The Board diversity policy specifies our position in upholding the diversity of the Board of Directors, and the approaches adopted by us to achieve such diversity. We acknowledged and appreciated the benefits of diversity of the Board of Directors, and regards the diversity of the Board of Directors as a critical factor in achieving our strategic goals, maintaining our competitive strengths and achieving our sustainable development. We considered the diversity of the Board of Directors from various aspects, including talents, skills, industry experience, cultural and education background, gender, age, race and other factors, when deciding the composition of the Board of Directors. All appointments of Directors shall be decided after taking into consideration of talents, skills and experience required for the overall operation of the Board of Directors.

At present, the Company’s male Directors accounted for 90.9% and female Directors accounted for 9.1%. The nationalities of the Company’s Directors include PRC, Hong Kong, the United States, Japan and the United Kingdom. Directors aged between 41 and 50 years old accounted for 9.1%, aged between 51 and 60 years old accounted for 45.4%, aged between 61 and 70 years old accounted for 36.4%, aged between 71 and 80 years old 9.1%. 45.4% of the Directors of the company have a professional background in petrochemical industry, 9.1% of Directors have economic background, 18.2% of Directors have financial industry background, 18.2% of Directors have financial professional background, and 9.0% of Directors have legal professional background.

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Pursuant to the Articles of Association and Rules of Procedure for the Board of Directors, during the reporting period, the Board of Directors convened 7 meetings of Board of Directors, including 4 on-site regular meetings and 3 extraordinary meetings by written signatures and passed 28 resolutions of the Board of Directors. For details of the composition of the Board of Directors and attendance rate of Directors at on-site regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly specified in the Articles of Association, with the aim to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of operation teams of the Company and annual remuneration plans; distribution plans in respect of interim profit; and corporate reorganisation of the Company. The remuneration of the Directors of the Company is determined by the Board as authorised by the shareholders’ general meetings, with a calculation based on responsibilities and performances of Directors and performance of the Group. The Directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The Directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation teams of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Mr. Zhang Biyi, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section of this annual report for biographical details of Mr. Zhang Biyi. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

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The Board of Directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

During this year, the Board has performed the corporate governance obligations set out below as provided in the Listing Rules: (a) to develop and review the Company’s policies and practices on corporate governance and make recommendations; (b) to review and monitor the training and continuous professional development of directors and senior management; (c) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (d) to review the Company’s compliance with Corporate Governance Code and disclosure in this annual report.

(5) The Chairman, Vice Chairman and President

Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. Pursuant to the Articles of Association, the primary duties and responsibilities of the Vice Chairman are when the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice Chairman who has been designated by the Chairman to exercise such powers on his behalf. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those who should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Company Secretary

In 2018, the Directors and the secretary to the Board of Directors participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended by all of the Directors and the secretary to the Board are set out as below:

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		Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
Names	Positions	Reading relevant materials	Attending training and seminars	Reading relevant materials	On-site visits
Wang Yilin	Chairman	✓		✓
Liu Yuezhen	Non-executive Director	✓		✓
Liu Hongbin	Non-executive Director	✓		✓
Hou Qijun	Executive Director and President	✓		✓
Duan Liangwei	Non-executive Director	✓		✓
Qin Weizhong	Non-executive Director	✓		✓
Lin Boqiang	Independent non-executive Director	✓	✓	✓	✓Twice
Zhang Biyi	Independent non-executive Director	✓	✓	✓	✓Twice
Elsie Leung Oi-sie	Independent non-executive Director	✓	✓	✓	✓Three times
Tokuchi Tatsuhito	Independent non-executive Director	✓	✓	✓	✓Twice
Simon Henry	Independent non-executive Director	✓	✓	✓	✓Twice
Wu Enlai	the secretary to the Board	✓	✓	✓

(8) Nomination Committee

The Nomination Committee of the Board of Directors comprises three Directors, including two independent non-executive Directors, with Mr. Wang Yilin as the chairman of the committee, and Mr. Lin Boqiang and Mr. Zhang Biyi as members.

The main duties of the Nomination Committee of the Companyare as follows: regularly examining and discussing the structure, number of members and composition of the Board of Directors and making recommendations on the change of the Board of Directors in compliance with the strategy of the Company; researching the standards and procedures for the selection of Directors, President and other senior management Personnel and making recommendations thereon to the Board of Directors;

researching the diversification policy of the composition of the Board of Directors and the training system of the Directors and the management; selecting qualified candidates for Directors and senior management personnel, examining the candidates for Directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association; reviewing the independence of independent non-executive Directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorised by the Board of Directors.

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The Company has established a nomination policy for Directors, setting out the selection criteria and nomination procedures of Directors. The Nomination Commitee, when nominating candidates for Directors, mainly considers whether he or she has qualifications for Directors, whether he or she complies with laws, administrative regulations, rules and the Articles of Association, and also assesses his or her reputation, achievement and experience, time and energy available, and Director diversity policy. The Nomination Committee will summarize the nominees before the meeting for consideration by the members of the committee. After receiving the nomination proposal and the candidate’s personal data, the Nomination Committee evaluates the candidate based on the above criteria to determine whether the candidate is eligible to serve as a Director.

The nomination policy for Directors was considered and approved at the first Board meeting held on March 20 and 21, 2019.

The Nomination Committee convened two meetings during the reporting period:

On March 22, 2018, the Nomination Committee met to review the Report on the Review and Appraisal of Performance of the Board of Directors of the Company in 2017 and passed a resolution thereon.

On June 5, 2018, the Nomination Committee met to consider the Proposal for Appointing the President and Vice President of the Company and the Proposal for Adjusting the Composition of Certain Committees of the Board and passed resolutions thereon.

The attendance of the members of the Nomination Committee at the meetings is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Yilin	2	2	0
Member	Lin Boqiang	2	1	1
Member	Zhang Biyi	2	2	0

(9) Audit Committee

The Audit Committee of the Company comprises two independent non-executive Directors, with Mr. Lin Boqiang as the Chairman, Mr. Zhang Biyi as a member, and a non-executive Director, Mr. Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors.

The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as

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checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the reporting period, the Audit Committee held six meetings:

On March 21, 2018, the Audit Committee met to review seven proposals or reports, including the Annual Financial Report of the Company for 2017, the Profit Distribution Proposal for 2017, the Report on the Company’s Continuing Connected Transactions in 2017, the Report on Internal Controls of the Company in 2017, the Report on Audit Work of the Company in 2017, the Report of KPMG Addressed to the Audit Committee, the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2018 and passed resolutions thereon.

On April 27, 2018, the Audit Committee convened a meeting by way of written circular to review the First Quarterly Report of the Company for 2018 and the 2017 20-F Annual Report of the Company, and passed resolutions thereon.

On June 5, 2018, the Audit Committee convened a meeting by way of written circular to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On August 29, 2018, the Audit Committee met to review seven proposals or reports, including the Interim Financial Report of the Company for 2018, the Interim Profit Distribution Proposal of the Company for 2018, the Interim Report on the Continuing Connected Transactions of the Company in 2018, the Report on Internal Controls, the Report on the Audit Work of the Company, the Report of KPMG Addressed to the Audit Committee and the Proposal for Payment of the Audit Fees of KPMG for 2018 and passed resolutions thereon.

On October 30, 2018, the Audit Committee convened a meeting by way of written circular to review the Third Quarterly Report of the Company in 2018 and passed a resolution thereon.

On December 7, 2018, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

The resolutions and review opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The attendance of the members of the Audit Committee at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)	Remarks
Chairman	Lin Boqiang	6	5	1
Member	Zhang Biyi	6	6	0
Member	Liu Yuezhen	6	5	1

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(10) Examination and Remuneration Committee

The Examination and Remuneration Committee of the Company consists of two independent non-executive Directors, namely Ms. Elsie Leung Oi-sie (being the chairman) and Mr. Tokuchi Tatsuhito (being the member). The composition is in compliance with the requirements of the Corporate Governance Code.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and reporting to the Board of Directors; monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers;

considering the Company’s incentive programme and remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorised by the Board of Directors.

The Examination and Remuneration Committee held one meeting during the reporting period:

On March 21, 2018, Ms. Elsie Leung Oi-sie, the Chairman of the Examination and Remuneration Committee and Tokuchi Tatsuhito, a member of the Examination and Remuneration Committee attended such meeting and considered the Report on Assessment of the Results of Operations by the President’s Work Team for 2017 and the Formulation of President’s Performance Contract for 2018 and passed a resolution thereon. The attendance of the members of the Examination and Remuneration Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Elsie Leung Oi-sie	1	1	0
Member	Tokuchi Tatsuhito	1	1	0

Note:	Prior to June 7, 2018, Mr. Yu Baocai was a member of the committee, but later he ceased to be such member due to position adjustment.

(11) Investment and Development Committee

The Investment and Development Committee of the Company consists of two Directors, namely Mr. Simon Henry (being the member) and Mr. Liu Hongbin (being the member).

The main duties and responsibilities of the Investment and Development Committee are: conducting research on the Company’s long-term development strategy and making recommendations to the Board of Directors; conducting research on the annual investment plan and adjustment of investment plan proposed by the president, and making recommendations to the Board of Directors; reviewing feasibility study report and pre-feasibility study report of the major investment financing plan, major capital operation, asset management project that require the decision of the Board of Directors, and making recommendations to

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the Board of Directors; conducting research and making recommendations on other major issues affecting the Company’s development; relevant laws, regulations and listing rules of jurisdictions where Company’s shares are listed and other matters authorized by the Board of Directors.

The Investment and Development Committee convened one meeting during the reporting period:

On December 7, 2018, the Investment and Development

Committee convened a meeting by way of written circular, at which the committee reviewed the Business Development and Investment Plan of the Company for 2019 and passed a resolution thereon.

The attendance of the members of the Investment and Development Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Member	Simon Henry	1	1	0
Member	Liu Hongbin	1	1	0

Note:	Prior to April 2, 2018, Mr. Wang Dongjin was the chairman of the committee, but later he ceased to be such chairman due to position adjustment.

From June 5, 2018 to November 14, 2018, Mr. Zhang Jianhua was the chairman of the committee, but later he ceased to be such chairman due to position adjustment.

(12) Health, Safety and Environmental Protection Committee

The Health, Safety and Environmental Protection Committee of the Company consists of three Directors, namely Mr. Duan Liangwei (being the chairman), Mr. Hou Qijun (being the member) and Mr. Qin Weizhong (being the member).

The main duties and responsibilities of the Health, Safety and Environmental Protection Committee are: supervising the effective implementation of the Company’s health, safety and environmental protection program (“HSE plan”); making recommendations to the Board of Directors or the President on major decisions or major issues affecting the Company’s health, safety and environmental protection; questioning the Company’s production operations, property assets, employees or other facilities for major accidents and responsibilities, and inspecting and supervising the handling of such accidents; relevant laws, regulations and listing rules of jurisdictions where Company’s shares are listed and other matters authorized by the Board of Directors.

The Health, Safety and Environmental Protection Committee convened one meeting during the reporting period:

The meeting was convened on March 16, 2018, at which the Health, Safety and Environmental Protection Report of the Company for 2017 was reviewed and a resolution was passed thereon.

The attendance of the members of the Health, Safety and Environmental Protection Committee at the meeting is as follows:

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Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Duan Liangwei	1	1	0
Member	Hou Qijun	1	1	0
Member	Qin Weizhong	1	1	0

Note:

Prior to June 5, 2018, Mr. Zhang Jianhua was the chairman of the committee, but later he ceased to be such chairman. Mr. Duan Liangwei was appointed as the chairman of the committee since June 5, 2018.

(13) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises nine members, including five Supervisors representing shareholders (including one Chairman of the Supervisory Committee) and four Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercises the following functions: to review and propose written review opinion on the regular reports of the Company drafted by the Board of Directors; to review the financials of the Company; to supervise the conducts of the Directors, President, Senior Vice Presidents, Vice Presidents, chief financial officer and other senior management officers carrying out Company duties, and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plans to be proposed by the Board of Directors to the shareholders’ general meeting, and, if there is any doubt, appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to convene and chair shareholders’ general meetings when the Board fails to perform its duty under the Company Law to convene and chair shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers in accordance with Article 151 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual review of external auditors regarding their performance together with the Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and their audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted four meetings, including two on-site meetings and two meetings by circulation of written notice, conducted review of the 2017 Annual Report, the First Quarterly Report, Interim Report, and the Third Quarterly Report of 2018 of the Company; attended four meetings of the Board of Directors, issued five opinions of the Supervisory Committee; attended the shareholders’ general meetings once and proposed two proposals to the shareholders’ general meetings.

The Supervisory Committee of the Company discharged its duties diligently in accordance with the Articles of Association, including convening Supervisory Committee meetings, attending all Board meetings and persistently reporting their work to the shareholders’ general meeting, submitting the Supervisory Committee Report and related proposals. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the

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financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

(15) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to prepare the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(16) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company,

please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants” in this annual report.

(18) Others

Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance regulations pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1. From our main web page, click “Investor Relations”;

2. Next, click “Corporate Governance Structure”;

3. Finally, click on the information you are looking for.

The Board of Directors will review such rules in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

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SHAREHOLDERS’ RIGHTS AND

SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within ten days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon passing the Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within ten days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory

Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting proposals to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional proposal(s) in writing to the convenor ten days prior to the general meeting. The convenor shall, within two days upon receipt of the proposal(s), serve a supplemental notice of general meeting, announcing the contents of such provisional proposals. The contents of any such proposals shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters

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for resolution and in compliance with laws, administrative rules and the Articles of Association.

Should any shareholder wish to make a proposal in accordance with the Articles of Association, both the annual report of the Company and the “Investors Relations” section of the Company’s website provide specific contact information.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the “Investors Relations” section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by the Chairman, Vice Chairman, President and Independent Directors or intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the Investors’ Relations Department of the Company. Shareholders may also make more frequent use of the mailbox of the Secretary to the Board on the website of the Company. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convened one shareholders’ general meetings pursuant to its Articles of Association. The annual general meeting for 2017 was held on June 5, 2018 at Swissotel Beijing Hong Kong Macau Center. Seven ordinary resolutions were reviewed, passed and approved at the meeting by more than half of the votes, which covered the Report of Board of Directors of the Company for the year 2017, Report of the Supervisory Committee of the Company for the year 2017, Financial Report of the Company for the year 2017, the Profit Distribution Proposal for the year 2017, resolution of Authorisation to the Board of Directors to decide on 2018 Interim Profit Distribution Plan, Resolution of Employment of Domestic and International Accounting Firms of the Company for the year 2018 and Authorisation to the Board of Directors to Decide on Their Remuneration, and Resolution on Guarantee Matters of the Company for the year 2018. One special resolution was passed and approved at the meeting by more than two thirds of the votes, which was the resolution granting general mandate to the Board of Directors to issue shares. The independent Directors of the Company did not make any oppositions at the general meeting.

Pleases refer to the announcements published by the Company on the website of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on June 5, 2018, for resolutions passed at the annual general meeting and details.

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DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Review”, “Discussion and Analysis of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental protection policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the

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current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and effectively controlled the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause

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losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2018, the Group had no material contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Company has complied with laws, regulations and supervision provisions domestic and abroad. The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not Funded by Proceeds from Fund Raising

				Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return

Northern part of China-Russia East Natural Gas Pipeline	12,723	6,608	Construction of the part between Heihe and Changling	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

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5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board of Directors convened four on-site Board meetings and three extraordinary Board meetings by way of written circular, and passed 28 resolutions.

a. The first meeting of the Board of the Company in 2018 was held on March 22, 2018. The meeting reviewed and passed 14 resolutions.

For resolutions passed in the Board meeting and relevant details, please refer to the announcements uploaded on the websites of HKSE and Shanghai Stock Exchange on March 22, 2018.

b. The second meeting of the Board of the Company in 2018 was held on April 27, 2018. There should be 13 Directors to be present at the meeting and 13 Directors actually attended the meeting. The meeting reviewed and passed the 2 resolutions: the 2018 first quarterly report of the Company and the 2017 annual 20-F report of the Company.

c. The third meeting of the Board of the Company in 2018 was held on June 5, 2018. The meeting reviewed and passed 3 resolutions.

For resolutions passed in the Board meeting and relevant details, please refer to the announcements uploaded on the websites of HKSE and Shanghai Stock Exchange on June 5, 2018.

d. The fourth meeting of the Board of the Company in 2018 was held on August 29, 2018. The meeting reviewed and passed 4 resolutions.

For resolutions passed in the Board meeting and relevant details, please refer to the announcements uploaded on the websites of HKSE and Shanghai Stock Exchange on August 30, 2018.

e. The fifth meeting of the Board of the Company in 2018 was held on September 28, 2018 by way of written circular. The meeting reviewed and passed 2 resolutions:

For resolutions passed in the Board meeting and relevant details, please refer to the announcements uploaded on the websites of HKSE and Shanghai Stock Exchange on September 28, 2018.

f. The sixth meeting of the Board of the Company in 2018 was held on October 30, 2018 by way of written circular. There should be 12 Directors to be present at the meeting and 12 Directors actually attended the meeting. The meeting reviewed and passed the resolution on the third quarterly report of the Company for 2018.

g. The seventh meeting of the Board of the Company in 2018 was held on December 7, 2018. There should be 11 Directors to be present at the meeting and 8 Directors actually attended the meeting. Directors Mr. Hou Qijun, Mr. Duan Liangwei and independent Director Mr. Tokuchi Tatsuhito could not attend the meeting for some reasons and have authorised in writing Director Mr. Qin Weizhong and independent Director, Mr. Zhang Biyi respectively, by proxy to attend the meeting and vote on their behalf. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed 2 resolutions: the proposal on the business development and investment plan of the Company for 2019 and the proposal on the budget report of the Company for 2019.

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(2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Wang Yilin	7	7	0
Non-executive Director	Liu Yuezhen	7	6	1
Non-executive Director	Liu Hongbin	7	6	1
Executive Director and President	Hou Qijun	7	6	1
Non-executive Director	Duan Liangwei	7	4	3
Non-executive Director	Qin Weizhong	7	7	0
Independent non-executive Director	Lin Boqiang	7	6	1
Independent non-executive Director	Zhang Biyi	7	7	0
Independent non-executive Director	Elsie Leung Oi-sie	7	7	0
Independent non-executive Director	Tokuchi Tatsuhito	7	6	1
Independent non-executive Director	Simon Henry	7	6	1

(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)
Chairman	Wang Yilin	1	1
Non-executive Director	Liu Yuezhen	1	1
Non-executive Director	Liu Hongbin	1	1
Executive Director and President	Hou Qijun	1	1
Non-executive Director	Duan Liangwei	1	1
Non-executive Director	Qin Weizhong	1	1
Independent non-executive Director	Lin Boqiang	1	0
Independent non-executive Director	Zhang Biyi	1	1
Independent non-executive Director	Elsie Leung Oi-sie	1	0
Independent non-executive Director	Tokuchi Tatsuhito	1	1
Independent non-executive Director	Simon Henry	1	1

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(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

During the reporting period, for the convening and attendance of meetings of the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Health, Safety and Environment Committee of the Company, reference can be made to the relevant parts under the Corporate Governance Section of this Annual Report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators” of this annual report.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2018 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2018 was RMB1,407 million.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2018 are set out in Note 32 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2018, the reserves of the Company that can be distributed as dividends were RMB594,169 million.

13. Management Contract

During the reporting period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

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14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 27% of the Group’s total purchase in 2018, among which the purchase attributable to the largest supplier of the Group accounted for approximate 20% of Group’s total purchase. The aggregate revenue derived from the major customers is set out in Note 38 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 11% of the Group’s total sales.

During the reporting period, all the five largest suppliers and the five largest customers of the Company, except for CNPC, are our independent third parties.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2018.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2018, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the last practicable date prior to the publication of this annual report.

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality-oriented, People-oriented”, and strictly abided by the PRC Environmental Protection Law and other relevant laws and regulations to prevent and control pollution, enhance ecological protection and maintain social safety. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the ecological environment authorities. Public information disclosure regarding the ecological environment has been made by these companies as per relevant regulations of Ministry of Ecology Environment of the People’s Republic of China and the requirements of the local ecological environment authorities on the websites of the local ecological environment bureaus or other websites designated by them. Please refer to such websites for details of the disclosures. The Company proactively engaged in the social charity. In 2018, the total amount of the Company’s donations in fellowship and disaster relief was RMB51.80 million. Details of the performance of social responsibilities by the Company are set forth in the Environmental, Social and Governance Report published on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange.

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In the winter of 2018, domestic natural gas demand continued to be strong, and the contradiction between supply and demand was outstanding. As required by the State, the Company did everything possible to raise resources, fully ensured the stable supply of natural gas used for residential purpose, and actively fulfilled our social responsibilities.

20. Poverty Alleviation

In 2018, the Company attaches great importance to poverty alleviation, fully implements the guidelines and policies of the State in relation thereto and adhere to the basic policy of precise poverty alleviation. In accordance with the requirements of the Poverty Alleviation Office of the State Council and SASAC, we adhere to the principle of precision, focus on exploration and innovation, and make our contribution to assist the State to win the battle against poverty. In 2018, the Company spent a total amount of RMB216.21 million on poverty alleviation, used in the programs of targeted poverty alleviation and donations to poverty-stricken areas, which achieved a good social effect.

The Company focused on the industry and emphasizing precision and effectively improved the quality of poverty alleviation. In 2018, the Company continued to focus on the industry and invested poverty alleviation funds totaling

RMB44.5 million. First, the Company assisted the creation of a distinctive industry. The Company invested RMB10 million to build the Honghua Industrial Park and related supporting facilities in Chabuchar County, Xinjiang, RMB6 million to build a milk processing plant in Balikun County, and RMB1.5 million in Qinghe County to build a meat processing factory. Second, the Company carried out rural tourism poverty alleviation demonstration projects. The Company invested more than RMB60 million and attracted more than RMB50 million of government supporting funds to build the “China Petroleum Rural Tourism Poverty Alleviation Demonstration Project” in Fan County, Taiqian County, Henan Province, and Xishui

County, Guizhou Province. Third, the Company promoted the economy of farmers’ professional cooperatives. The Company invested more than RMB8 million to aid horses, cattle and sheep breeding cooperatives in Nileke County and Toli County, Xinjiang, and implemented the “Internet + Poverty Alleviation” cooperative assistance project in Balikun County. Fourth, the Company combined the needs of industrial development and carrying out training for the leaders of rich. The Company has successively carried out training in modern agriculture, e-commerce, rural tourism, and cooperative economy.

The Company paid attention to education and medical care, and persisted in conducting business training for many years. Over the years, the Company has adhered to the principle of “Poverty Alleviation, Education First”, and cooperated with Beijing Normal University, Beijing Shijia Education Group, Beijing 171 Education Group and other famous schools to implement the “Yi Shi Plan” rural primary and secondary school teacher training program. In order to improve the level of medical care at the grassroots level, the Company actively organized the China Petroleum Central Hospital to conduct medical visits, send medicines to the countryside, and cumulatively treated more than 7,000 patients, and trained more than 200 grass-root health care workers in poverty-stricken areas.

The Company resolutely implemented the requirements of the Letter on Targeted Poverty Alleviation Responsibility by Central Government Organizations and promoted poverty alleviation through consumption. The Company closely integrates its own industrial development with poverty alleviation work, utilizes internal and external markets, expands sales channels for special products, and increases local sales revenue by approximately RMB60 million.

In 2019, the Company will continue to implement the national guidelines and policies on poverty alleviation work,

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further develop resources and market advantages, strive to communicate and coordinate with recipients, continue to improve project accuracy, and drive the poor to steadily alleviate poverty, and continue to make our contribution to win the fight against poverty.

21. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the primary operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which focused on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the strategic development of the primary operations of the Company.

At the end of 2018, the Group has 39,377 research and development personnel, accounting for 8.27% of the total number of employees of the Group, which remains stable as compared with the end of last year. In 2018, the Group invested RMB21,045 million in research and development, which represents an increase of 13.1% as compared with last year, and represents 0.9% of the operating income of the Group. The ratio of research and development input capitalization was 33.0%. The Group obtained 2,848 Chinese patents and won one prize in the State’s Technological Invention Award and one prize in the State’s Scientific and Technological Progress Award. As at December 31, 2018, the Group owned a total of approximately 15,800 patents obtained in China and overseas.

By Order of the Board

Wang Yilin

Chairman

Beijing, the PRC

March 21, 2019

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                                                                                                                                      Xu Wenrong Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2018, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law and the Articles of Association.

1. Meetings of the Supervisory Committee

The Supervisory Committee held four meetings during the reporting period.

On March 21, 2018, the first meeting of the Supervisory Committee of the Company in 2017 was convened in Beijing and chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. At this meeting, 8 proposals, including the Financial Report of 2017, the Draft Profit Distribution Plan of 2017, the Report on Assessment of the Results of Operations by the President’s Work Team for 2017 and the Formulation of President’s Performance Contract for 2018, the Proposal for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2018, the Supervisory Committee’s Report for 2017, the Supervisory

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Committee’s Work Summary for 2017 and Working Plan for 2018, the Sustainable Development Report of the Company for 2017 and the Annual Report of the Company for 2017 and its Summary, were reviewed and approved.

On April 26, 2018, the second meeting of the Supervisory Committee of the Company in 2018 was convened by way of written resolution. The First Quarterly Report of 2018 was reviewed and approved at the meeting.

On August 28, 2018, the third meeting of the Supervisory Committee of the Company in 2018 was convened in Beijing and chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. At the meeting, 3 proposals, including the Interim Financial Report of 2018, the Interim Profit Distribution Plan of 2018 and the Interim Report of 2018 and its Summary, were reviewed and approved.

On October 29, 2018, the forth meeting of the Supervisory Committee of the Company in 2018 convened by way of written resolution. The Third Quarterly Report of 2018 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

In 2018, the Supervisory Committee attended one general meeting. It was the annual general meeting for 2017 of the Company held on June 5, 2018, at which the Supervisory Committee submitted the Supervisory Committee’s Report for 2017 and the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company for 2018. Both of the proposals were reviewed and approved by the general meeting.

The Supervisory Committee attended 4 meetings of the Board of Directors as a non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2017 and the Interim Report of 2018 and their summaries, profit distribution, 2019 budget, investment plan, and other relevant proposals. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee organized its members to make inspection tour for two times, including special tour on the tender and bid process of Changqing Oilfield Branch and special tour on safety and environmental protection management of Tarim Oilfield Brank. Inspection reports were completed after the tour.

Further, the Supervisory Committee carried out the following work:

Firstly, the Supervisory Committee strengthened coordination and cooperation, and focused on the role of horizontal supervision. In order to implement the concept of the company’s overall supervision, the Supervisory Committee’s supervisory ideas, methods and needs were incorporated into the Company’s system or work plan at early stage. The office of the Supervisory Committee attached great importance to the consultation of relevant departments of the Company. Every time, it would carefully study and carefully submit response comments and suggestions.

Secondly, the Supervisory Committee strengthened business exchanges and vigorously publicized the work of the the Supervisory Committee. In order to vigorously publicize the work of the Supervisory Committee at the Group

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level, the internal communication work was strengthened, and special personnel were arranged to teach and train CNPC’s “directors and supervisors of companies controlled or associates business management training class”.

Thirdly, the Supervisory Committee proactively and conscientiously cooperated with China Association of Listed Companies. the Supervisory Committee actively participated in the essay activities of outstanding papers of the system theory research on supervisory committee organized by China Association of Listed Companies, and was invited to serve as an expert judge and attend outstanding paper awarding meeting. The office of Supervisory Committee won the Excellent Special Research Award for “Strengthening the Supervision and Balance of the Supervisory Committee and Promoting the Standardized and Healthy Development of Listed Companies”.

Fourthly, the Supervisory Committee participated in relevant training. The Supervisory Committee has organized Supervisors and office personnel to participate in the five seminars, such as Chairman of the Supervisory Committee of the listed companies organized by the China Association of Listed Companies, and seminars jointly held by the Hong Kong and Macao Affairs Office and the Hong Kong Polytechnic University.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believes that in 2018, the Company continued to strengthen Party construction, integrate Party leadership into corporate governance, and give full play to the leadership role of Party organizations. The management faced the complicated external environment and the arduous reform and development and stability tasks, seized opportunities, resolved the challenges, conscientiously executed the resolutions of general meeting and Board, adhered to new development concepts and the guideline of sound development, and promoted steady growth as a whole, promoted reform, and made up for the short board, prevented risks, improved efficiency, scientifically dealed with the relationship between current and long-term, strength and rhythm, scale and efficiency, high-quality development results were initially revealed, and operating results were better than expected.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2018, the Company conscientiously complied with the provisions of the relevant laws and regulations of places of listing and carried out its activities accordingly. The convening procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and board meetings were legally valid and resolutions made during the meetings were also well implemented.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

As at the end of 2018, the revenue, and the profit of the Company increased significantly, free cash flow remained positive for the past five years, and total assets and equity of the Company remained stable increase and the liabilities of the Company remained stable with decrease, with a continued decrease in the gearing ratio and the liabilities-to-assets ratio, which means that the reduction of lever was effective. The financial position of the Company remained steady.

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The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen LLP and KPMG Certified Public Accountants give a true and fair view on the financial positions, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

The transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures. No non-compliance (including harm to the interests of the shareholders) has been noted.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The Company conscientiously performed the regulatory requirements of the relevant law and regulations of the places of listing regarding connected transactions, implemented the agreements and contracts entered into between the connected persons thoroughly. Such connected transactions were conducted in a regularized manner. All connected transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The Company continued to push forward the construction of internal control system, the optimisation of business processes, and strengthened monitoring of system operation to ensure that such systems were completely designed, effective, increased effectiveness of business operation, and no material defect or omission was found in the internal controls.

(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, the Supervisory Committee conscientiously performed it duties and obligations, supervised the performance of duties by the financial and senior management personnel and connected transactions in accordance with the law and found no non-compliance issues.

(7) Opinion of the Supervisory Committee on the Company’s Environmental, Social and Governance

In 2018, the Company faithfully carried out the requirements of the State for energy enterprises to operate in a green, coordinate and sustainable way, actively publicized the attitude, concept, and measures of the Company, and showed the governance level of the Company, taking on it responsibilities and the abilities of the Company in terms of risk control and sustainable development thoroughly. The Supervisory Committee agrees with the Environmental, Social and Governance Report of the Company.

In 2019, the Supervisory Committee will continue to conscientiously perform its duties, and diligently completed a range of tasks in strict compliance with the Company Law, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee

Xu Wenrong

Chairman of the Supervisory Committee

Beijing, the PRC

March 21, 2019

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DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

					Remuneration before tax received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2018 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2017	As at December 31, 2018
Wang Yilin	M	62	Chairman	2015.06- 2020.06	—	Yes	0	0
Liu Yuezhen	M	57	Non-executive Director	2014.05- 2020.06	—	Yes	0	0
Liu Hongbin	M	55	Non-executive Director	2014.05- 2020.06	—	Yes	0	0
Hou Qijun	M	52	Executive Director/ President	2017.06- 2020.06	888	No	0	0
Duan Liangwei	M	51	Non-executive Director	2017.06- 2020.06	—	Yes	0	0
Qin Weizhong	M	47	Non-executive Director	2017.06- 2020.06	—	Yes	0	0
Lin Boqiang	M	61	Independent non- executive Director	2014.05- 2020.06	365	No	0	0
Zhang Biyi	M	65	Independent non- executive Director	2014.10- 2020.06	399	No	0	0
Elsie Leung Oi-sie	F	79	Independent non- executive Director	2017.06- 2020.06	334	No	0	0
Tokuchi Tatsuhito	M	66	Independent non- executive Director	2017.06- 2020.06	334	No	0	0
Simon Henry	M	57	Independent non- executive Director	2017.06- 2020.06	340	No	0	0

Note:

the above amounts in 2018 do not include the 2015 delayed performance remuneration in the amount of RMB170,000 paid by the Company to each director in accordance with applicable rules of the PRC government.

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Brief Biography of Directors:

Wang Yilin, aged 62, is the Chairman of the Company, concurrently serving as the Party secretariat and Chairman of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has rich working experience in China’s oil and gas industry. From June 1996, Mr. Wang served as the member of the standing Party committee, deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager and Party secretariat of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager and member of the Party committee of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a Director of the Company. Mr. Wang served as chairman and Party secretariat of China National Offshore Oil Corporation and as chairman of CNOOC Limited, from April 2011. Mr Wang served as the Chairman and Party secretariat of CNPC since April 2015, and concurrently serving as the Chairman of the Company since June 2015.

Liu Yuezhen, aged 57, is a Director of the Company and the member of the Party committee and chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has rich working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd.. From November 2006, he served as the chief accountant of and member of the Party committee CASIC (Group) Company. He has served as the chief accountant and member of the

Party committee of CNPC since December 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Liu Hongbin, aged 55, is a Director of the Company, concurrently serving as member of the Party committee and the deputy manager of CNPC. Mr. Liu is a senior engineer and holds a bachelor’s degree. He has rich working experience in China’s oil and gas industry. Mr. Liu worked as the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager and member of the Party committee of PetroChina Tuha Oilfield Company from July 1999, the commander and vice Party secretariat of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of the Company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr. Liu was appointed as the Vice President of the Company in June 2007, and concurrently the general manager and Party secretariat of the Marketing Branch of the Company in November 2007. Mr. Liu was appointed as the deputy general manager and member of the Party committee of CNPC in July 2013. Mr. Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Hou Qijun, aged 52, is a Director and the President of the Company, and concurrently serves as the deputy general manager of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s oil and gas industry. Mr. Hou worked as the director, deputy general manager and member of the Party committee of Daqing Oilfield Co., Ltd. from October 2002, the general manager and vice Party secretariat of Jilin Oilfield Branch from October 2004, concurrently as the executive director and general manager of Jilin Petroleum (Group) Co., Ltd. from July 2007, the Party secretariat and

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deputy general manager of the Company’s Natural Gas and Pipeline Branch from September 2011, and concurrently as the deputy general manager of the Company’s Natural Gas Sales Branch from November 2011, concurrently as the director of Beijing Oil & Gas Control Centre from March 2012, the general manager of the Planning Department of the Company and CNPC from November 2013, the deputy manager of CNPC from March 2017, and concurrently as the general manager and vice Party secretariat of the Company’s Exploration and Production Branch from April 2017. Mr. Hou was appointed as a Director and Vice President of the Company from June 2017. Mr Hou was appointed as the President of the Company since March 2019.

Duan Liangwei, aged 51, is a Director of the Company and serve concurrently as the deputy general manager and safety director of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s oil and gas industry. Mr. Duan worked as the deputy general manager, safety director and member of the Party committee of Jilin Petrochemical Branch from February 2006, concurrently as the general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010, the general manager and vice Party secretariat of Dalian Petrochemical Branch from September 2011, the general manager and vice Party secretariat of Dagang Petrochemical Branch, the manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013, the deputy general manager of CNPC from March 2017, and concurrently as the safety director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company from June 2017.

Qin Weizhong, aged 47, is a Director of the Company and serves concurrently as the deputy general manager of CNPC. Mr. Qin is a senior engineer and holds a doctor’s degree. He has rich working experience in China’s oil and petrochemical industry. He worked as the deputy director of the Development & Planning Department of Sinopec from

October 2004, concurrently as the director of the Sinopec New Energy Administration Office from May 2007, the head and vice Party secretariat of Sinopec Jiujiang Petrochemical Plant and the general manager of Sinopec Jiujiang Branch from July 2010, and the deputy general manager of CNPC from March 2017. Mr. Qin was appointed as a Director of the Company from June 2017.

Lin Boqiang, aged 61, is an independent non-executive Director of the Company. He has a Ph.D in economics from the University of California, the United States of America. Mr. Lin was the economist (energy) of Asian Development Bank and is currently the “Changjiang Scholar” distinguished professor of the Management Department of Xiamen University, dean of China Institute for Studies in Energy Policy, director and doctoral supervisor of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy. Mr. Lin is currently a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the NDRC, distinguished economic analyst of the Xinhua News Agency, special observer of China National Radio, a vice chairman of China Energy Society, an executive member of the Energy Leadership Committee of the World Economic Forum in Davos. Mr. Lin has been appointed as an independent non-executive Director of the Company from May 2014.

Zhang Biyi, aged 65, is an independent non-executive Director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China State Shipbuilding Corporation Limited in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding

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Industry Company Limited from March 2008 to January 2010. Mr. Zhang has been appointed as an independent non-executive Director of the Company since October 2014.

Elsie Leung Oi-sie, aged 79, is an independent non-executive Director of the Company, and also the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region and a member of Executive Council of HKSAR. Ms. Leung was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive Director of the Company from June 2017.

Tokuchi Tatsuhito, aged 66, is an independent non-executive Director of the Company and also an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R. of China. Mr. Tokuchi graduated from the Department of Chinese Language and

Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as an independent non-executive Director of the Company from June 2017.

Simon Henry, aged 57, is an independent non-executive Director of the Company and also a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He acted for 8 years until March 2017 as the chief finance officer and executive director of the board of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and as a non-executive director of the board of Rio Tinto plc. He also now serves as a member of the Defense Council for the UK Government. Mr. Simon Henry was appointed as an independent non-executive Director of the Company from June 2017.

084

(2) Supervisors

Information on the current Supervisors is set out below:

					Remuneration before tax received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2018 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2017	As at December 31, 2018
Xu Wenrong	M	57	Chairman of Supervisory Committee	2017.06- 2020.06	—	Yes	0	0
Zhang Fengshan	M	57	Supervisor	2014.05- 2020.06	—	Yes	0	0
Jiang Lifu	M	55	Supervisor	2014.10- 2020.06	—	Yes	0	0
Lu Yaozhong	M	53	Supervisor	2017.06- 2020.06	—	Yes	0	0
Wang Liang	M	56	Supervisor	2017.10- 2020.06	—	Yes	0	0
Fu Suotang	M	56	Supervisor appointed by employees’ representatives	2017.06- 2020.06	967	No	0	0
Li Jiamin	M	55	Supervisor appointed by employees’ representatives	2014.05- 2020.06	850	No	0	0
Liu Xianhua	M	55	Supervisor appointed by employees’ representatives	2016.05- 2019.06	743	No	0	0
Li Wendong	M	54	Supervisor appointed by employees’ representatives	2016.05- 2019.06	960	No	0	0

085

Brief Biography of the Supervisors:

Xu Wenrong, aged 57, is the Chairman of the Supervisory Committee of the Company, and concurrently the vice Party secretariat and deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s oil and gas industry. He worked as the vice director of Petroleum Geophysical Exploration Bureau from November 1997, the director and vice Party secretariat of Petroleum Geophysical Exploration Bureau from December 1999, the vice chairman, general manager and vice Party secretariat of Bureau of Geophysical Prospecting INC., China National Petroleum Corporation from December 2002, the assistant to the general manager of CNPC from January 2004, concurrently as the director of the Development & Research Department of CNPC from September 2005, concurrently as the chairman of China National Logging Corporation from June 2006, the member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from May 2011, the director of China COSCO Shipping Corporation Limited from October 2011, concurrently the principal of the Party school of China COSCO Shipping Corporation Limited from December 2011, concurrently the president of the trade union of China COSCO Shipping Corporation Limited from January 2012, concurrently the dean of the Management Institute of China COSCO Shipping Corporation Limited from May 2013, the deputy general manager, member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from February 2014, the deputy general manager and a member of the Party committee of CNPC from January 2016, a director of the Company from May 2016, and the vice Party secretariat and deputy general manager of CNPC from November 2016. Mr. Xu was appointed as a Supervisor and Chairman of the Supervisory Committee of the Company from June 2017.

Zhang Fengshan, aged 57, is a Supervisor and concurrently the safety director and the general manager of

Quality, Safety and Environment Department of the Company, and the deputy safety director, the general manager of Quality, Safety and Environment Department and the director of safety, environment supervision center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. Mr. Zhang was the deputy director and member of the standing Party committee of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director and vice Party secretariat of Liaohe Petroleum Exploration Bureau from August 2004, general manager and vice Party secretariat of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the general manager of Safety, Environment and Energy Conservation Department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed a Supervisor of the Company. From July 2014, Mr. Zhang has been the safety director of the Company and deputy safety director of CNPC. From December 2015, Mr. Zhang was appointed as the director of safety, environment supervision center of CNPC concurrently. From December 2016, he has concurrently been serving as the general manager of the Quality, Safety and Environmental Department of the Company and the general manager of the Quality, Safety and Environmental department of CNPC.

Jiang Lifu, aged 55, is a Supervisor of the Company, and concurrently the general manager of the Reform and Corporate Management Department of the Company and the general manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has rich working experience in China’s oil and gas industry. He had worked as deputy general manager of M&A Department of the Company since August 2003, deputy director of the Planning Department of CNPC from May 2005, deputy general manager of the Planning Department of the Company from June 2007 and concurrently deputy director of the

086

Planning Department of CNPC. He has been the general manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the general manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed a Supervisor of the Company. In April 2015, he was appointed the general manager of the Reform and Corporate Management Department of the Company and concurrently the general manager of the Reform and Corporate Management Department of CNPC.

Lu Yaozhong, aged 53, is a Supervisor of the Company, and concurrently the general manager of Capital Operation Department of the Company, and the general manager of Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has rich working experience in China’s oil and gas industry. Mr. Lu assumed the position of the chief accountant and member of the Party committee of the Kazakhstan branch from December 2009, and the chief accountant and member of the Party committee of the overseas exploration and development branch (China National Oil and Gas Exploration and Development Corporation) from August 2013, and the general manager of the Capital Operation Department of the Company, and concurrently the general manager of the Capital Operation Department of CNPC from April 2017. In June 2017, Mr. Lu was appointed as a Supervisor of the Company.

Wang Liang, aged 56, is a Supervisor of the Company and concurrently the general manager of Audit Department of the Company and the general manager of Audit Department, director of audit service center and vice Party secretariat of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has rich working experience in China’s oil and gas industry. He had worked as a director, general accountant and member of the Party committee in China National Petroleum Offshore Engineering Co., Ltd.

from January 2005, a member of the Party committee and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the general accountant and member of the Party committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and vice Party secretariat of CNPC Assets Management Co., Ltd. from October 2009, the chairman, general manager and vice Party secretariat of Kunlun Trust Co., Ltd. from March 2014, the chairman, Party secretariat, secretariat of the disciplinary committee and president of the trade union of CNPC Assets Management Co., Ltd. from July 2014, the Party secretariat, secretariat of the disciplinary committee, president of the trade union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the general manager of Audit Department of the Company and concurrently the general manager of Audit Department, director of audit service center and Party secretariat of CNPC from May 2017. Mr. Wang was appointed as a Supervisor of the Company from October 2017. From November 2017, he served as the general manager of the audit department of the Company, and concurrently the general manager of the audit department, director of the audit service center and vice Party secretariat of CNPC.

Fu Suotang, aged 56, is a Supervisor of the Company appointed by its employees’ representatives and concurrently as the Party secretariat and general manager of the Company’s Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd.. Mr. Fu is a professor-level senior engineer and holds a doctorate degree, with rich working experience in China’s oil and natural gas industry. Mr. Fu acted as the chief geologist and member of the Party committee of Qinghai Oilfield Branch from April 2007, the general manager and vice Party secretariat of Qinghai Oilfield Branch and concurrently the director of Qinghai Petroleum Administration Bureau from April 2014, the general manager

087

and vice Party secretariat of Changqing Oilfield Branch and concurrently the director of Changqing Petroleum Exploration Bureau from April 2017. In June 2017, he was appointed as a Supervisor representing employees of the Company. From April 2018, he served as the Party secretariat and general manager of Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd..

Li Jiamin, aged 55, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the Party secretariat and general manager of PetroChina Lanzhou Petrochemical Corporation and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd.. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. He has been the deputy general manager and chief security officer and member of the Party committee of Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager and vice Party secretariat of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company in March 2012. He was appointed as a Supervisor representing employees of the Company in May 2014. From November 2017, he served as the Party secretariat and general manager of PetroChina Lanzhou Petrochemical Corporation and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd..

Liu Xianhua, aged 55, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager and the vice Party secretariat of PetroChina Liaoning Sales Branch and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has rich working experience in China’s oil and petrochemical industry. He served as the general manager and vice Party secretariat of PetroChina

Shandong Sales Branch from May 2005. He served as the general manager and vice Party secretariat of PetroChina North-eastern Sales Branch from March 2012. He has been serving as the general manager and vice Party secretariat of PetroChina Liaoning Sales Branch and the general manager of CNPC Liaoning Petroleum Corporation from December 2015. Mr. Liu was appointed as a Supervisor representing employees of the Company in May 2016. From November 2017, he served as general manager and the vice Party secretariat of PetroChina Liaoning Sales Branch and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch.

Li Wendong, aged 54, is a Supervisor of the Company appointed by its employees’ representatives and concurrently Party secretariat, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd... Mr. Li is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s oil and gas industry. From January 2006, he served as the deputy director and member of the Party committee of PetroChina Pipeline Bureau. From August 2011, he served as the Party secretariat, secretariat of the disciplinary committee, president of the trade union and vice general manager of PetroChina West Pipeline Branch. From November 2013, he has been serving as the general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union of PetroChina West Pipeline Branch, and the general manager of PetroChina West Pipeline Sales Branch. From March 2016, he served as the general manager and Party secretariat of PetroChina West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch. He was appointed as a Supervisor representing employees of the Company in May 2016. From April 2018, he served as the Party secretariat and general manager of Beijing Natural Gas Pipeline Co., Ltd.. From October 2018, he served as the Party secretariat, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd..

088

(3) Senior Management

Information on current members of the senior management is set out below:

					Remuneration before tax	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	received from the Company in 2018 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2017	As at December 31, 2018
Sun Longde	M	56	Vice President	2007.06-	996	No	0	0
Wu Enlai	M	58	Board Secretary	2013.11-	926	No	0	0
Li Luguang	M	56	Vice President	2018.06-	602	No	0	0
Tian Jinghui	M	56	Vice President	2015.11-	882	No	0	0
Chai Shouping	M	57	Chief Financial Officer	2017.01-	939	No	0	0
Ling Xiao	M	55	Vice President	2017.12-	1014	No	0	0
Yang Jigang	M	55	Vice President	2017.12-	1060	No	0	0
Wang Zhongcai	M	59	Vice President	2017.12-	1047	No	0	0

Brief Biography of the Senior Management:

Sun Longde, aged 56, is a Vice President of the Company, and concurrently the Party secretariat of Daqing Oilfield, the executive director of Daqing Oilfield Co., Ltd., the executive director and general manager of Daqing Petroleum Administration Bureau Co., Ltd.. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He has rich working experience in China’s oil and geological industry. He served as the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist and member of the Party committee of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager and member of the Party committee of PetroChina Tarim Oilfield Company from September 1999 and the general manager and Party secretariat of PetroChina Tarim Oilfield Company from July 2002. Mr. Sun was appointed as a Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014. Mr. Sun was appointed as the general manager of Science and Technology Management Department of the Company and the general manager of Science and Technology Management Department of CNPC in July 2015. From March 2016, he has concurrently served as the executive director and general manager of Daqing Oilfield Co., Ltd., director of Daqing Petroleum Administration Bureau and vice Party secretariat of Daqing Oilfield. From October 2018, he served as the Party secretariat of Daqing Oilfield, the executive director of Daqing Oilfield Co., Ltd., the executive director and general manager of Daqing Petroleum Administration Bureau Co., Ltd..

Wu Enlai, aged 58, is the Secretary to the Board of Directors of the Company. As a professor-level senior engineer and a master degree holder, Mr. Wu has rich working experience in China oil and petrochemical industry. Mr. Wu served as the deputy director general of Tarim Petrochemical

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Engineering Construction Headquarters from August 1997, the deputy director general of Capital Operation Department of CNPC from August 2002 and the deputy general manager of CNPC E&D from January 2004. Mr. Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Branch in May 2005, and served as its general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012. He was appointed as the Secretary to the Board of Directors of the Company in November 2013. From December 2013, Mr. Wu has concurrently served as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd.. Since 2014, Mr. Wu was appointed as the vice director of the Council of China Association of Listed Companies. He was qualified as a senior member of Hong Kong Institute of Chartered Secretaries in January 2018.

Li Luguang, aged 56, is a Vice President of the Company, and concurrently the general manager and vice Party secretariat of the Exploration and Production Branch. As a professor-level senior engineer and a doctor degree holder, Mr. Li has rich working experience in China petroleum industry. He served as the deputy general manager and Party member of Southwest Oil and Gas Field Branch from September 1999, the general manager and vice Party secretariat of Southwest Oil and Gas Field Branch from September 2003, the general manager and Party secretariat of Southwest Oil and Gas Field Branch from November 2005, assistant to the general manager of CNPC from April 2014, concurrently as the general manager and vice secretariat of the Party committee of Tarim Oilfield Branch from October 2016, and the general manager and secretariat of the Party committee of Tarim Oilfield Branch from April 2017, the general manager and vice Party secretariat of Exploration and Production Branch from April 2018 and the vice president of the Company from June 2018.

Tian Jinghui, aged 56, is a Vice President of the Company, and concurrently the Party secretariat and executive director of PetroChina International Co., Ltd., and the Chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist with a master’s degree of business administration. He has rich experience in the oil and gas industry of the PRC. From May 1998, he was appointed as the leader of the Preparatory Group of PetroChina Northwest Sales Company. He worked as the deputy general manager and member of the Party committee of PetroChina Refining & Marketing Branch from December 1999, the deputy general manager, chief safety officer and member of the Party committee of PetroChina Marketing Branch from November 2007. From June 2009, he assumed the position as the Party secretariat and deputy general manager of PetroChina Marketing Branch. From August 2013, he has been the general manager and Party secretariat of PetroChina Marketing Branch. Mr. Tian was appointed as Vice President of the Company in November 2015. From April 2017, Mr. Tian served concurrently as the general manager and vice Party secretariat of PetroChina Marketing Branch, the Party secretariat and executive director of PetroChina International Co., Ltd., and the chairman of China National United Oil Corporation.

Chai Shouping, aged 57, is currently the Chief Financial Officer of the Company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has rich financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant and member of the Party committee of CNPC E&D (Overseas Exploration and Development branch), the deputy general manager and chief financial officer of CNPC E&D, the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017.

090

Ling Xiao, aged 55, is a vice president of the Company and concurrently serves as the Party secretariat of the Natural Gas Sales Branch, the general manager of Natural Gas and Pipeline Branch, the Party secretariat and chairman of PetroChina Pipeline Co., Ltd., and the chairman of Kunlun Energy Co., Ltd.. Mr. Ling is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum industry. He worked as the vice director and member of the Party committee of Xinjiang Petroleum Administration Bureau from June 2001, the chairman and general manager of Western Pipeline Co., Ltd. from August 2004, concurrently as the Party secretariat of Western Pipeline Co., Ltd. from January 2005, the general manager and vice Party secretariat of Western Pipeline Branch from March 2009, the general manager and Party secretariat of West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch from November 2013, the Party secretariat and deputy general manager of Natural Gas and Pipeline Branch and concurrently served as the deputy general manager of Natural Gas Sales Branch from March 2016, the Party secretariat and deputy general manager of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), and the general manager and Party secretariat of PetroChina Pipeline Co., Ltd. from September 2016, the general manager and vice Party secretariat of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), the chairman and secretary to the party committee of PetroChina Pipeline Co., Ltd. and the chairman of Kunlun Energy Co., Ltd. from November 2017. Mr. Ling was appointed as a Vice President of the Company from December 2017. He concurrently served as the Party secretariat of the Natural Gas Sales Branch since October 2018.

Yang Jigang, aged 55, is a vice president of the Company, and concurrently serves as the Party secretariat and general manager of the Refining and Chemical Branch. Mr. Yang is a professor-level senior engineer and holds a master’s degree. He has rich working experience in China’s petroleum and petrochemical industry. He worked as the deputy general manager of Lanzhou Chemical Industry Company from August 1997, the chief engineer of CNPC Refining and Chemical Department from November 1998, member of the preparatory committee of Refining and Sales Branch from September 1999, the chief engineer and member of the Party committee of Refining and Sales Branch from December 1999, the deputy general manager, chief engineer and member of the Party committee of Chemical and Sales Branch from August 2000, the general manager and vice Party secretariat of Daqing Petrochemical Branch from May 2005, the Party secretariat and deputy general manager of Refining & Chemical Branch from December 2009, and the Party secretariat and general manager of Refining & Chemical Branch from November 2017. Mr. Yang was appointed as a Vice President of the Company from December 2017.

Wang Zhongcai, aged 59, is the Vice President of the Company, and concurrently serves as the Party secretariat, chairman and president of the trade union of PetroChina International Exploration & Development Company. Mr. Wang is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum industry. He worked as the deputy general manager of CNPC International (Kazakhstan) Co. Ltd. and concurrently the chairman of CNPC International (Aktobean) Oil & Gas Co., Ltd. from March 1999, the standing deputy general manager of CNPC International (Kazakhstan) Co. Ltd. and concurrently the general manager of CNPC International (Aktobean) Oil & Gas Co., Ltd. from April 2000, the deputy general manager of CNPC Exploration and Development Company Limited and concurrently the general manager of PetroChina International (Russia) Co., Ltd. from May 2003, concurrently the head of Russia Coordination & Leadership Committee from March 2005, the deputy general manager of CNPC Exploration and Development Company Limited and concurrently the general manager of CNPC International (Kazakhstan) Co. Ltd. and general manager of CNPC International (Aktobean) Oil & Gas Co., Ltd. from November 2005, the general manager and Party secretariat of CNPC

091

International (Kazakhstan) Co. Ltd. and head of Kazakhstan Coordination Committee from September 2008, the senior deputy general manager and member of the Party committee of the overseas exploration & development company (CNPC Exploration and Development Company Limited) from December 2009, the Party secretariat, senior deputy general manager and president of the trade union of the overseas exploration & development company (CNPC Exploration and Development Company Limited) from April 2014, and the Party secretariat, chairman and president of the trade union of CNPC International Exploration & Development Company from November 2017. Mr. Wang was appointed as a Vice President of the Company from December 2017.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

On April 2, 2018, Mr. Wang Dongjin resigned as the vice chairman, Director and president of the Company and ceased to be the chairman of the investment and development committee of the Board due to position adjustment.

On June 5, 2018, the Company convened the third meeting of the Board of Directors in 2018, at which the Proposal regarding the Appointment of the Company’s President and Vice President was reviewed and approved. Mr. Zhang Jianhua was appointed as the president and Mr. Li Luguang was appointed as the vice president of the Company. Mr. Lin Aiguo ceased to be the chief engineer due to age.

On June 7, 2018, Mr. Yu Baocai resigned as the Director of the Company and ceased to be the member of the assessment and remuneration committee due to position adjustment.

On November 14, 2018, Mr. Zhang Jianhua resigned as the vice chairman, Director and president of the Company due to position adjustment.

On March 20 and 21, 2019, the Company convened the first meeting of the Board of Directors in 2019, at which the Proposal Regarding Appointment of the President of the Company was reviewed and approved and Mr. Hou Qijun was appointed as the president of the Company.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2018, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

4. Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors, Supervisors or any entity related to the Directors and Supervisors had any material interest, either directly or indirectly, in any transaction, arrangement and contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Permitted Indemnity Provisions

During the reporting period, the permitted indemnity provisions to the benefit of the Directors continued to be effective and the Company has arranged appropriate liability insurance for Directors, Supervisors and the senior management.

092

7. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

8. Employees of the Group

As at December 31, 2018, the Group had 476,223 employees (excluding 295,439 temporary and seasonal staff) and 209,208 retired staff.

093

The number of employees for each of the segment as of December 31, 2018 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	268,633	56.41
Refining and Chemicals	137,761	28.93
Marketing	48,743	10.24
Natural Gas and Pipeline	15,560	3.27
Other*	5,526	1.15
Total	476,223	100.00

*

includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2018 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Administration	131,980	27.71
Technology	66,197	13.90
Technical operation	278,046	58.39
Total	476,223	100.00

The education levels of employees as at December 31, 2018 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	18,220	3.83
University	156,552	32.87
Polytechnic college	110,315	23.16
Technical secondary and below	191,136	40.14
Total	476,223	100.00

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9. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

10. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 35 to the financial statements prepared in accordance with IFRS in this annual report.

11. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

12. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and Senior Management).

095

RELEVANT INFORMATION

ON CORPORATE BONDS

1. Information on Corporate Bonds Issued But Not Yet Due

(1) All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of the annual report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”) (10-year term and 15-year term), the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”) (10-year term), the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (Second Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Second Tranche)”), the 2016 Corporate Bonds (Third Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Third Tranche)”), and the 2017 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2017 Corporate Bonds (First Tranche)”), the details of which are set out as below:

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (10-year term)	12 Petrochina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15-year term)	12 Petrochina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10-year term)	13 Petrochina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (5-year term)	16 Petrochina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (10-year term)	16 Petrochina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (5-year term)	16 Petrochina 03	136253.SH	March 3, 2016	March 3, 2021	127	3.15	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

096

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2016 Corporate Bonds (Second Tranche) (10-year term)	16 Petrochina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (5-year term)	16 Petrochina 05	136318.SH	March 24, 2016	March 24, 2021	95	3.08	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (10-year term)	16 Petrochina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2017 Corporate Bonds (First Tranche)	17 Petrochina 01	143255.SH	August 18, 2017	August 18, 2020	20	4.30	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

(2) Subscribers

Qualified investors in accordance with laws and regulations

(3) Payment of interests

During the current reporting period, with regard to all the corporate bonds of the Company, interests were paid on schedule without any delay or inability in payment of interest.

The interests of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and its payment date within the current reporting period was November 22, 2018 in an amount of RMB198.8 million.

The interests of 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the current reporting period was March 15, 2018 in an amount of RMB195.2 million.

The interests of 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date was January 19, 2017. Its payment date within the current reporting period was January 19, 2018 in an amount of RMB431.14 million.

The interests of 2016 Corporate Bonds (Second Tranche) formally started to accrue on March 3, 2016, and its first payment date was March 3, 2017. Its payment date within the current reporting period was March 3, 2018 (non-trading day, the actual payment occurred on March 5, 2018) in an amount of RMB485.15 million.

The interests of 2016 Corporate Bonds (Third Tranche) for 2016 formally started to accrue on March 24, 2016, and its first payment date was March 24, 2017. Its payment date within the current reporting period was March 24, 2018 (non-trading day, the actual payment occurred on March 26, 2018) in an amount of RMB364.6 million.

The interests of 2017 Corporate Bonds (First Tranche) for 2017 formally started to accrue on August 18, 2017, and

097

its first payment date was August 18, 2018. Its payment date within the current reporting period was August 18, 2018 (non-trading day, the actual payment occurred on August 20, 2018) in an amount of RMB86 million.

2. Relevant Information on the Bond Trustees and the Credit Rating Agency

(1) Bond Trustees

a. 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche):

Bond Trustee: CITIC Securities Company Limited

Legal Representative: Zhang Youjun

Contact Persons: Xue Ying, Zhao Wei, Zhou Weifan and Han Bing

Office Address: Citic Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60836701

Fax: 010-60833504

b. 2016 Corporate Bonds (First Tranche):

Bond Trustee: China Galaxy Securities Company Limited

Legal Representative: Chen Gongyan

Contact Persons: Zhou Yihong, Xu Jinjun, Zhang Fan, Yu Junqin

Office Address: 2/Fl., Suite C, International Enterprise Mansion, 35 Jinrong Street, Xicheng District, Beijing

Tel.: 010-66568206, 010-83574533

Fax: 010-66568704

c. 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche):

Bond Trustee: CSC Financial Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Gao Yikun, Wang Chonghe, Ren Xianhao, Yin Jianchao

Office Address: 2nd Floor, Tower B of Kaiheng Centre, No.2 Chaonei Avenue, Dongcheng District, Beijing

Tel.: 010-85130656 010-85156322 010-65608354

Fax: 010-65608445

(2) Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche), 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche):

Credit Rating Agency: United Credit Rating Co., Ltd.

Legal Representative: Wan Huawei

Contact Persons: Liu Hongtao, Gao Peng

Office Address: 12/Fl., PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing

Tel.: 010-85172818

Fax: 010-85171273

3. Use of Funds Raised By Issuing Corporate Bonds

As at the end of the current reporting period, the use of all funds raised via corporate bonds is basically consistent with the purpose, use plan and other matters as undertaken in the offering circular, and such funds have been used up.

098

Collection of funds raised by issuing corporate bonds and payment of principals and interests are made through the payment collection account or special account, and all accounts are under normal operation. Meanwhile, the Company formulated a plan for the use of funds raised via bonds and funds raised by issuing corporate bonds are used in accordance with the Company’s internal procedures on fund utilization and applicable agreements. Relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders’ General Meeting and the purpose as disclosed in the offering circular.

4. Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the regulatory authorities and United Credit Rating Co., Ltd. (“United Rating”) in respect of follow-up credit rating, United Rating shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year during the terms of all corporate bonds of the Company, and irregular follow-up credit ratings based on relevant circumstances during the terms of all corporate bonds of the Company. United Rating disclosed the Report on 2018 Follow-up Credit Rating on Corporate Bonds of PetroChina Company Limited, under which the follow-up rating of the Company is AAA, and rating outlook is stable. The venue of the above disclosure is Shanghai Stock Exchange. The Company would like to ask investors to pay close attention to the above.

During the current reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the Company in China.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the current reporting period, the debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto. In addition, we have opened special debt repayment account and withdrawn debt repayment funds in accordance with applicable rules.

CNPC provides credit guarantee for the 2012 Corporate Bonds (First tranche) and the 2013 Corporate Bonds (First tranche) of the Company. Please refer to the annual report disclosed by CNPC for the information about the guarantor.

There is no guarantee for 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche).

6. Convening of Meetings of Bond Holders

During the current reporting period, the Company had no matters requiring the convening of a bond holders’ meeting and thus did not convene a bond holders’ meeting.

099

7. Performance of Duties by the Bond Trustees

During the current reporting period, the debt trustees performed the following duties in capacity of a debt trustee in accordance with the provisions of the Measures for Administration of Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

(1) pay continuous attention to the credit status of the Company and the guarantor as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervise the use of the funds raised by the Company during the terms of bonds;

(3) carry out overall investigation and pay continuous attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and announce a report on trusteeship affairs to the market at least once every year;

(4) continuously supervise the performance of the information disclosure obligation by the Company during the terms of the Company’s bonds.

There is no conflict of interest occurring to the trustees in performance of their duties.

As the bond trustee of 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche), CITIC Securities Company Limited announced their 2017 trustee affairs reports to the market on April 12, 2018, and the venue of disclosure was

Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (First Tranche), China Galaxy Securities Co., Ltd. announced their 2017 trustee affairs reports to the market on June 11, 2018, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche), CSC Financial Co., Ltd. announced their 2017 trustee affairs reports to the market on June 21, 2018, and the venue of disclosure was Shanghai Stock Exchange.

CSC Financial Co., Ltd. continued to pay close attention to the Company’s major events, and announced their temporary trustee affairs report after change of the Company’s president, and the venue of disclosure was Shanghai Stock Exchange.

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2018	2017
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	339,560	294,923
Net cash flow from investing activities (RMB million)	(267,732)	(243,546)
Net cash flow from financing activities (RMB million)	(123,515)	(94,725)
Year-end balance of cash and cash equivalents (RMB million)	85,598	122,777
Liquidity ratio	0.74	0.74
Quick ratio	0.44	0.49
Asset-liability ratio (%)	42.00	42.55
EBITDA-debt ratio	0.83	0.63
Debt service coverage ratio	7.61	3.98
Cash debt service coverage ratio	21.52	20.89
EBITDA interest coverage ratio	18.78	15.55
Loan repayment ratio (%)	100	100
Interest coverage ratio(%)	100	100

Note:

The net cash flow from financing activities increased by 30.4% as compared with the same period of last year, and the year-end balance of cash and cash equivalents reduced by 30.3% as compared with the same time of last year, which is mainly due to the reduction of new borrowings; the EBITDA-debt ratio increased by 31.7%, and the interest coverage ratio increased by 91.1% as compared with the same period of last year, which is mainly due to the increase of profits, reduction of interest-bearing debts and reduction of interest payment as compared with the same period of last year.

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the current reporting period, there was no material restriction on the Company’s assets.

10. Payment of Interests on Other Bonds and Debt Financing Instruments

During the current reporting period, the interests on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in payment of interests and principals.

11. Credit Granting by Bank, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with such financial institutions as banks, and has got a high credit line from banks, with a strong indirect debt financing capacity. As at the end of the current reporting period, the Company obtained credit facilities from financial institutions, totaling RMB162 billion, of which, the amount of RMB47.07 billion has been used, and the rest amounting to RMB114.93 billion remains unused.

During the current reporting period, the Company repaid bank loans on time, without loan extension or forgiveness.

12. Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of the Bond Trusteeship Agreement and the bond terms relating to each tranche under the relevant bonds.

13. Material Matters

During the current reporting period, no material matters as set forth in Article 45 of the Measures for Administration of Issue and Trading of Corporate Bonds occurred to the Company.

INFORMATION ON CRUDE OIL

AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2016, 2017 and 2018, among which approximately 33% of the proved reserves as at December 31 2018 are formulated on the basis of the self-assessment results prepared by the Company, and the remaining reserves as at December 31, 2016, 2017 and 2018 are formulated on the basis of assessment results prepared by DeGolyer and MacNaughton, McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil and Condensate (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves

The group

Reserves as of December 31, 2016 (the basis date)	7,437.8	78,711.8	20,556.4

Revisions of previous estimates	486.2	(1,750.8)	194.6

Extensions and discoveries	346.3	3,350.0	904.6

Improved recovery	98.0	—	98.0

Production for the year	(887.0)	(3,423.4)	(1,457.7)

Reserves as of December 31, 2017 (the basis date)	7,481.3	76,887.6	20,295.9

Revisions of previous estimates	334.7	(1,377.9)	105.2

Extensions and discoveries	427.5	4,564.9	1,188.3

Improved recovery	95.9	—	95.9

Purchased	191.7	—	191.7

Production for the year	(890.3)	(3,607.6)	(1,491.7)

Reserves as of December 31, 2018 (the basis date)	7,640.8	76,467.0	20,385.3

Proved Developed Reserves

As of December 31, 2016 (the basis date)	5,176.3	40,663.8	11,953.5

Including: Domestic	4,607.7	38,827.3	11,078.9

Overseas	568.6	1,836.5	874.6

As of December 31, 2017 (the basis date)	5,592.9	39,242.6	12,133.2

Including: Domestic	5,037.0	37,325.4	11,257.9

Overseas	555.9	1,917.2	875.3

As of December 31, 2018 (the basis date)	5,843.1	40,128.2	12,531.1

Including: Domestic	5,203.4	38,433.2	11,609.0

Overseas	639.7	1,695.0	922.1

Proved Undeveloped Reserves

As of December 31, 2016 (the basis date)	2,261.5	38,048.0	8,602.9

Including: Domestic	1,733.4	37,417.1	7,969.6

Overseas	528.1	630.9	633.3

As of December 31, 2017 (the basis date)	1,888.4	37,645.0	8,162.7

Including: Domestic	1,584.9	37,376.7	7,814.3

Overseas	303.5	268.3	348.4

As of December 31, 2018 (the basis date)	1,797.7	36,338.8	7,854.2

Including: Domestic	1,626.4	36,046.9	7,634.2

Overseas	171.3	291.9	220.0

Investment calculated by the equity method

Share of proved developed and undeveloped reserves of affiliates and joint ventures

December 31 2016	504.0	347.6	561.9

December 31 2017	395.3	372.3	457.3

December 31 2018	321.4	429.4	392.9

As at December 31, 2018, the aggregate of proved developed and undeveloped reserves of the Group and its affiliate companies and joint ventures calculated by the equity method is 20.778 billion barrels of oil equivalent (as at December 31, 2017: 20.753 billion barrels of oil equivalent), of which crude oil and condensate are 7.692 billion barrels. (as at December 31, 2017: 7.876 billion barrels), natural gas is 76,896.4 billion cubic feet (as at December 31, 2017: 77,259.9 billion cubic feet).

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year		Daqing	Xinjiang	Changqing	Other(1)	Total
	The net number of new exploration wells(2)	148	134	955	550	1,787
	Crude oil	127	87	625	353	1,192
	Natural gas	9	1	125	75	210
2016	Dry wells(3)	12	46	205	122	385
	The net number of new development wells(2)	3,150	792	5,135	2,194	11,271
	Crude oil	3,129	777	4,526	1,824	10,256
	Natural gas	15	15	551	354	935
	Dry well(3)	6	—	58	16	80
	The net number of new exploration wells (2)	217	132	868	608	1,825
	Crude oil	184	69	539	346	1,138
	Natural gas	13	11	59	108	191
2017	Dry well(3)	20	52	270	154	496
	The net number of new development wells (2)	3,205	1,520	6,020	3,731	14,476
	Crude oil	3,185	1,504	4,217	2,898	11,804
	Natural gas	10	13	1,746	820	2,589
	Dry well(3)	10	3	57	13	83
	The net number of new exploration wells (2)	231	130	885	532	1,778
	Crude oil	207	100	503	299	1,109
	Natural gas	15	11	65	89	180
2018	Dry well(3)	9	19	317	144	489
	The net number of new development wells (2)	3,421	1,630	6,233	3,893	15,177
	Crude oil	3,398	1,619	4,086	2,990	12,093
	Natural gas	16	11	2,098	885	3,010
	Dry well(3)	7	0	49	18	74

Notes: (1)	represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region.
(2)	“net well” means wells which have deducted the interests of other parties. Other parties do not have any interest in any wells owned by the Company.
(3)	“dry well” means wells which are not sufficient for commercial production.

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the director of the Group.

The Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve valuers and auditors covering the headquarters and companies in various regions which is responsible for reserve valuing and auditing for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and over 10 years of experience in conducting reserve estimation

SEC Standards in the oil industry, and all of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr. Duan Xiaowen, member of the Reserve Administration Department of the Exploration and Production segment. Mr. Duan holds a bachelor’s degree in petroleum geology and an MBA degree. He has more than 25 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve evaluation and management for a long period of time. Since 2008, he has been involved in the technical supervision of reserves evaluation and, since 2016, has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works regarding evaluation of the oil and gas reserves. Reserve Research Institutes in various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator who will, in accordance with the SEC Standards prescribed, conduct an independent evaluation or audit of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated or audited by the third party will be disclosed in accordance with the SEC requirements.

AUDITOR’S REPORT

畢馬威華振審字第 1901113 號

All Shareholders of PetroChina Company Limited:

Opinion

We have audited the accompanying financial statements of PetroChina Company Limited (“the Company”), which comprise the consolidated and company balance sheets as at 31 December 2018, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company financial position of the Company as at 31 December 2018, and the consolidated and company financial performance and the consolidated and company cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the China Code of Ethics for Certified Public Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Key Audit Matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties

Refer to Note 4(30)(a) Estimation of oil and natural gas reserves of the Principal accounting policies and accounting estimates to the financial statements.

The Key Audit Matter

The estimation of oil and gas reserves is considered to be a significant risk due to the subjective nature of estimating oil and gas reserves and the pervasive impact on the Company and its subsidiaries (together the “Group”) consolidated and company financial statements, in particular in assessing potential impairment of oil and gas properties. Changes in oil and gas reserves will affect unit-of-production depreciation, depletion and amortisation (“DD&A”) for oil and gas properties.

Proved oil and gas reserves are the quantities of crude oil and natural gas which can be estimated with reasonable certainty and which are economically producible under existing economic conditions, operating methods and government regulations. The Group involved internal and external reserves specialists to estimate the proved oil and gas reserve volumes based on the reserves specialists’ assessment of the economic producibility of oil and gas reservoirs in accordance with recognised industry standards.

How the matter was addressed in our audit

Our audit procedures to assess the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties included the following:

•	assessing the competence, capabilities and objectivity of the Group’s internal and external reserves specialists;

•	evaluating whether the methodology adopted by the reserves specialists to estimate the oil and gas reserves was consistent with recognised industry standards;

•	challenging the key assumptions adopted by the reserves specialists, including the crude oil and natural gas prices and operating costs based on which the economic producibility of oil and gas reservoirs was determined by comparison with historical crude oil and natural gas selling prices and operating costs;

•	comparing the oil and gas reserves estimates adopted in assessing potential impairment of oil and gas properties, including the identification of impairment indicators and the future production profiles used in the discounted cash flow forecasts, with the reserves specialists’ reports;

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Key Audit Matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties (continued)

Refer to Note 4(30)(a) Estimation of oil and natural gas reserves of the Principal accounting policies and accounting estimates to the financial statements.

The Key Audit Matter

When management reviewed oil and gas properties, which comprise different cash- generating units (“CGUs”), for indicators of possible impairment, significant decline in oil and gas reserve volumes was viewed as one of the events or changes in circumstances which could indicate that the carrying amounts of certain CGUs may not be recoverable. For those CGUs where indicator of impairment was identified, management estimated the value in use of each CGU by using a discounted cash flow forecast, which was prepared based on the future production profiles with reference to the oil and gas reserve volumes, to determine the amount of impairment, if any.

We identified assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties as a key audit matter because there is inherent uncertainty in estimating oil and gas reserves which could have a significant impact on the financial statements.

How the matter was addressed in our audit

•	comparing the oil and gas reserves estimates adopted in the unit-of-production DD&A calculation sheet with the reserves specialists’ reports; and

•	comparing the Group’s proved oil and gas reserve volumes at December 31, 2018 and 2017 and making enquiries of the reserves specialists and management as to the reasons for any significant changes.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Key Audit Matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited

Refer to Note 4(13) Intangible assets and goodwill of the Principal accounting policies and accounting estimates and Note 19 Goodwill to the financial statements.

The Key Audit Matter

As at December 31, 2018, goodwill, which amounted to RMB 42,273 million, mainly arose from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”).

Management performs an annual impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGUs containing the Pipeline Goodwill with its recoverable amount by using a discounted cash flow forecast to determine if any impairment is required.

How the matter was addressed in our audit

Our audit procedures to assess impairment of the Pipeline Goodwill included the following:

•	assessing management’s identification of CGUs to which the Pipeline Goodwill was allocated, the allocation of other assets to that CGUs and assessing the methodology applied by management in the preparation of the discounted cash flow forecast with reference to the requirements of the Accounting Standards for Business Enterprises;

•	evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast cost of sales, and forecast other operating expenses, and by taking into account our understanding, experience and knowledge of the pipeline industry and the Group’s future business plans;

•	comparing the forecast revenue, forecast cost of sales and forecast other operating expenses included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess how accurate the prior year’s forecast was, making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts;

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Key Audit Matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)

Refer to Note 4(13) Intangible assets and goodwill of the Principal accounting policies and accounting estimates and Note 19 Goodwill to the financial statements.

The Key Audit Matter

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating long term revenue growth rates and in determining the discount rate applied.

We identified assessing impairment of the Pipeline Goodwill as a key audit matter because the impairment assessment prepared by management is complex and contains certain judgemental assumptions, in particular in respect of the long term revenue growth rates and the discount rate applied, which could be subject to management bias in their selection.

How the matter was addressed in our audit

•	engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

•	comparing the long term revenue growth rates adopted in the discounted cash flow forecast with those of comparable companies and external market data;

•	obtaining from management sensitivity analyses for both the discount rate and long term revenue growth rates adopted in the discounted cash flow forecast and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•	considering the disclosures in the consolidated financial statements in respect of the impairment assessment of the Pipeline Goodwill and the key assumptions adopted with reference to the requirements of the Accounting Standards for Business Enterprises.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Other Information

The Company’s management is responsible for the other information. The other information comprises all the information included in 2018 annual report of the Company, other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Accounting Standards for Business Enterprises, and for the design, implementation and maintenance of such internal control necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

As part of an audit in accordance with the CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1901113 號

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Gong Weili (Engagement Partner)

Beijing, China	He Shu

March 21, 2019

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2018

(All amounts in RMB millions unless otherwise stated)

		December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017	January 1, 2017
ASSETS	Notes	The Group	The Group	The Group	The Company	The Company	The Company

Current assets

Cash at bank and on hand	7	95,133	136,121	98,617	15,309	44,432	15,201

Notes and accounts receivable	8	74,815	72,358	58,600	18,334	19,087	15,993

Advances to suppliers	9	17,103	10,191	16,479	6,267	4,065	3,495

Other receivables	10	17,123	14,128	11,093	14,316	25,682	61,861

Inventories	11	174,586	144,669	146,865	114,952	94,439	96,982

Other current assets		54,368	47,695	50,011	46,082	33,582	37,613

Total current assets		433,128	425,162	381,665	215,260	221,287	231,145

Non-current assets

Available-for-sale financial assets	12	—	1,937	2,031	—	1,339	1,318

Investments in other equity instruments	13	760	—	—	390	—	—

Long-term equity investments	14	89,432	81,216	79,003	388,818	382,450	377,498

Fixed assets	15	685,848	695,034	671,340	337,629	331,837	345,393

Oil and gas properties	16	800,475	811,604	845,729	557,121	547,073	571,701

Construction in progress	17	219,594	196,192	222,493	151,366	137,866	114,932

Intangible assets	18	77,261	72,913	71,490	58,890	54,813	53,423

Goodwill	19	42,273	41,934	46,097	—	—	—

Long-term prepaid expenses	20	28,529	26,711	26,013	22,761	21,768	21,076

Deferred tax assets	33	23,498	26,724	20,360	17,910	23,354	17,248

Other non-current assets		31,760	25,483	30,729	7,884	7,672	10,900

Total non-current assets		1,999,430	1,979,748	2,015,285	1,542,769	1,508,172	1,513,489

TOTAL ASSETS		2,432,558	2,404,910	2,396,950	1,758,029	1,729,459	1,744,634

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2018(CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017	January 1, 2017
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Group	The Company	The Company	The Company
Current liabilities

Short-term borrowings	22	62,368	93,881	71,969	61,873	84,770	50,790

Notes and accounts payable	23	252,994	235,211	208,550	121,473	119,429	117,678

Advances from customers	24	—	67,176	60,590	—	44,435	39,653

Contracts liabilities	25	68,076	—	—	47,184	—	—

Employee compensation payable	26	10,087	6,955	5,396	7,906	5,051	3,566

Taxes payable	27	82,744	57,431	45,199	58,734	41,312	30,908

Other payables	28	33,808	32,804	35,087	43,862	24,086	27,183

Current portion of non-current liabilities	30	75,370	81,536	71,415	63,028	63,822	45,020

Other current liabilities		939	1,673	1,057	217	164	108

Total current liabilities		586,386	576,667	499,263	404,277	383,069	314,906

Non-current liabilities

Long-term borrowings	31	177,605	195,192	243,675	72,166	94,299	146,625

Debentures payable	32	91,817	94,666	129,212	85,000	85,000	119,000

Provisions	29	132,780	131,546	125,392	92,017	92,137	88,006

Deferred tax liabilities	33	17,022	12,667	13,646	—	—	—

Other non-current liabilities		16,005	12,562	12,734	8,489	6,268	6,335

Total non-current liabilities		435,229	446,633	524,659	257,672	277,704	359,966

Total liabilities		1,021,615	1,023,300	1,023,922	661,949	660,773	674,872

Shareholders’ equity

Share capital	34	183,021	183,021	183,021	183,021	183,021	183,021

Capital surplus	35	128,683	128,639	128,377	127,859	127,881	127,882

Special reserve		13,831	13,366	13,188	7,373	7,503	7,792

Other comprehensive income	53	(32,397)	(27,433)	(28,320)	505	352	783

Surplus reserves	36	194,245	188,769	186,840	183,153	177,677	175,748

Undistributed profits	37	727,187	707,448	706,213	594,169	572,252	574,536

Equity attributable to equity holders of the Company		1,214,570	1,193,810	1,189,319	1,096,080	1,068,686	1,069,762

Non-controlling interests	38	196,373	187,800	183,709	—	—	—

Total shareholders’ equity		1,410,943	1,381,610	1,373,028	1,096,080	1,068,686	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,432,558	2,404,910	2,396,950	1,758,029	1,729,459	1,744,634

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(All amounts in RMB millions unless otherwise stated)

		2018	2017	2018	2017
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	2,353,588	2,015,890	1,355,264	1,165,213

Less: Cost of sales	39	(1,824,382)	(1,584,245)	(1,020,294)	(878,505)

Taxes and surcharges	40	(215,881)	(196,095)	(170,009)	(163,906)

Selling expenses	41	(68,882)	(66,067)	(48,416)	(46,234)

General and administrative expenses	42	(67,714)	(66,490)	(42,502)	(43,386)

Research and development expenses	43	(12,826)	(11,075)	(9,904)	(8,507)

Finance expenses	44	(18,480)	(21,648)	(16,233)	(17,345)

Including: Interest expenses		(22,352)	(22,408)	(16,985)	(18,068)

Interest income		3,769	2,901	1,299	1,564

Asset impairment losses	45	(34,589)	(26,054)	(9,815)	(14,745)

Credit losses	46	494	—	1,055	—

Add: Other income	47	10,855	8,003	7,745	4,558

Investment income	48	11,956	6,734	35,467	25,215

Including: Income from investment in associates and joint ventures		11,647	5,968	6,367	3,167

Gains/(losses) on asset disposal	49	673	(1,184)	481	(1,138)

Operating profit		134,812	57,769	82,839	21,220

Add: Non-operating income	50(a)	3,213	3,612	2,701	2,933

Less: Non-operating expenses	50(b)	(22,825)	(8,298)	(14,724)	(6,842)

Profit before taxation		115,200	53,083	70,816	17,311

Less: Taxation	51	(42,790)	(16,295)	(16,056)	1,978

Net profit		72,410	36,788	54,760	19,289

Classified by continuity of operations:

Net profit from continuous operation		72,410	36,788	54,760	19,289

Net profit from discontinued operation		—	—	—	—

Classified by ownership:

Shareholders of the Company		52,585	22,793	54,760	19,289

Non-controlling interests		19,825	13,995	—	—

Other comprehensive income		(2,648)	(1,365)	153	(431)

Other comprehensive income attributable to equity holders of the Company, net of tax		(4,964)	887	153	(431)

(1) Items that will not be reclassified to profit or loss:

Changes in fair value of investments in other equity instruments		(162)	—	(55)	—

(2) Items that may be reclassified to profit or loss:

Share of other comprehensive income of equity-accounted investee		220	(326)	208	(447)

Gains or losses arising from changes in fair value of available-for-sale financial assets		—	(36)	—	16

Translation differences arising from translation of foreign currency financial statements		(5,022)	1,249	—	—

Other comprehensive income (net of tax) attributable to non-controlling interests		2,316	(2,252)	—	—

Total comprehensive income		69,762	35,423	54,913	18,858

Attributable to:

Equity holders of the Company		47,621	23,680	54,913	18,858

Non-controlling interests		22,141	11,743	—	—

Earnings per share

Basic earnings per share (RMB Yuan)	52	0.29	0.12	0.30	0.11

Diluted earnings per share (RMB Yuan)	52	0.29	0.12	0.30	0.11

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(All amounts in RMB millions unless otherwise stated)

		2018	2017	2018	2017
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,714,870	2,335,730	1,577,719	1,352,969
Refund of taxes		9,683	7,019	7,172	1,991
Cash received relating to other operating activities		7,545	5,581	32,554	32,344

Sub-total of cash inflows		2,732,098	2,348,330	1,617,445	1,387,304

Cash paid for goods and services		(1,839,676)	(1,499,728)	(1,021,610)	(809,784)
Cash paid to and on behalf of employees		(142,950)	(123,825)	(105,169)	(90,324)
Payments of various taxes		(323,156)	(292,931)	(231,162)	(223,764)
Cash paid relating to other operating activities		(74,751)	(65,191)	(47,409)	(42,272)

Sub-total of cash outflows		(2,380,533)	(1,981,675)	(1,405,350)	(1,166,144)

Net cash flows from operating activities	55(a)	351,565	366,655	212,095	221,160

Cash flows from investing activities
Cash received from disposal of investments		16,089	3,173	40,986	21,390
Cash received from returns on investments		8,391	9,408	32,612	22,829
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		1,701	1,305	1,167	909

Sub-total of cash inflows		26,181	13,886	74,765	45,128

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(275,744)	(237,004)	(193,988)	(154,252)
Cash paid to acquire investments		(18,169)	(20,428)	(36,314)	(13,351)

Sub-total of cash outflows		(293,913)	(257,432)	(230,302)	(167,603)

Net cash flows used for investing activities		(267,732)	(243,546)	(155,537)	(122,475)

Cash flows from financing activities
Cash received from capital contributions		2,211	1,470	—	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		2,211	1,470	—	—
Cash received from borrowings		690,189	730,252	150,511	285,725
Cash received relating to other financing activities		—	85	—	81

Sub-total of cash inflows		692,400	731,807	150,511	285,806

Cash repayments of borrowings		(754,227)	(774,113)	(196,347)	(319,255)
Cash payments for interest expenses and distribution of dividends or profits		(61,602)	(51,837)	(42,045)	(35,889)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(15,207)	(12,621)	—	—
Capital reduction of subsidiaries		(86)	(17)	—	—
Cash payments relating to other financing activities		—	(565)	—	(116)

Sub-total of cash outflows		(815,915)	(826,532)	(238,392)	(355,260)

Net cash flows used for financing activities		(123,515)	(94,725)	(87,881)	(69,454)

Effect of foreign exchange rate changes on cash and cash equivalents		2,503	(3,538)	—	—

Net (decrease)/increase in cash and cash equivalents	55(b)	(37,179)	24,846	(31,323)	29,231

Add: Cash and cash equivalents at beginning of the period		122,777	97,931	44,432	15,201

Cash and cash equivalents at end of the period	55(c)	85,598	122,777	13,109	44,432

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company								Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total	Non- controlling interests
Balance at January 1, 2017	183,021	128,377	13,188	(28,320)	186,840	706,213	1,189,319	183,709	1,373,028

Changes in the year of 2017
Total comprehensive income	—	—	—	887	—	22,793	23,680	11,743	35,423
Special reserve-safety fund reserve
Appropriation	—	—	5,174	—	—	—	5,174	282	5,456
Utilisation	—	—	(4,996)	—	—	—	(4,996)	(133)	(5,129)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	1,929	(1,929)	—	—	—
Distribution to shareholders	—	—	—	—	—	(19,626)	(19,626)	(10,404)	(30,030)
Other equity movement
Equity transaction with non-controlling interests	—	289	—	—	—	—	289	649	938
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	2,584	2,584
Other	—	(27)	—	—	—	(3)	(30)	(630)	(660)

Balance at December 31, 2017	183,021	128,639	13,366	(27,433)	188,769	707,448	1,193,810	187,800	1,381,610

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Non- controlling interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total
Balance at January 1, 2018	183,021	128,639	13,366	(27,433)	188,769	707,448	1,193,810	187,800	1,381,610

Changes in the year of 2018
Total comprehensive income	—	—	—	(4,964)	—	52,585	47,621	22,141	69,762
Special reserve-safety fund reserve
Appropriation	—	—	5,523	—	—	—	5,523	299	5,822
Utilisation	—	—	(5,058)	—	—	—	(5,058)	(156)	(5,214)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	5,476	(5,476)	—	—	—
Distribution to shareholders	—	—	—	—	—	(27,369)	(27,369)	(15,423)	(42,792)
Other equity movement
Equity transaction with non-controlling interests	—	13	—	—	—	—	13	(24)	(11)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	2,300	2,300
Disposal of subsidiaries	—	—	—	—	—	—	—	(879)	(879)
Other	—	31	—	—	—	(1)	30	315	345

Balance at December 31, 2018	183,021	128,683	13,831	(32,397)	194,245	727,187	1,214,570	196,373	1,410,943

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total shareholders’ equity
Balance at January 1, 2017	183,021	127,882	7,792	783	175,748	574,536	1,069,762

Changes in the year of 2017

Total comprehensive income	—	—	—	(431)	—	19,289	18,858

Special reserve - safety fund reserve

Appropriation	—	—	3,311	—	—	—	3,311

Utilisation	—	—	(3,600)	—	—	—	(3,600)

Profit distribution

Appropriation to surplus reserves	—	—	—	—	1,929	(1,929)	—

Distribution to shareholders	—	—	—	—	—	(19,626)	(19,626)

Other	—	(1)	—	—	—	(18)	(19)

Balance at December 31, 2017	183,021	127,881	7,503	352	177,677	572,252	1,068,686

Balance at January 1, 2018	183,021	127,881	7,503	352	177,677	572,252	1,068,686

Changes in the year of 2018

Total comprehensive income	—	—	—	153	—	54,760	54,913

Special reserve - safety fund reserve

Appropriation	—	—	3,534	—	—	—	3,534

Utilisation	—	—	(3,664)	—	—	—	(3,664)

Profit distribution

Appropriation to surplus reserves	—	—	—	—	5,476	(5,476)	—

Distribution to shareholders	—	—	—	—	—	(27,369)	(27,369)

Other	—	(22)	—	—	—	2	(20)

Balance at December 31, 2018	183,021	127,859	7,373	505	183,153	594,169	1,096,080

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer

Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. was renamed (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 21, 2019.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2018 truly and completely present the financial position of the Group and the Company as of December 31, 2018 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instrument

Financial instruments include cash at bank and on hand, equity securities other than those classified as long-term equity investments, accounts receivables, accounts payables, borrowings, debentures payable and share capital, etc.

(a) Recognition and initial measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

A financial asset (unless it is an accounts receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. Accounts receivable without a significant financing component is initially measured at the transaction price according to Note 4(22).

(b) Classification and subsequent measurement of financial assets

(i) Classification of the financial assets held by the Group

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to collect contractual cash flows;

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group’s key management personnel.

In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual cash flow characteristics of the instrument. For the purposes of this assessment, “principal” is defined as the fair value of the financial assets at initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

(ii) Subsequent measurement of the financial assets

•	Financial assets at FVTPL:

These financial assets are subsequently measured at fair value. Gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship.

•	Financial assets measured at amortised cost:

These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, through the amortisation process or in order to recognise impairment gains or losses.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

•	Debt investments at FVOCI:

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

•	Equity investments at FVOCI:

These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings.

(c) Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or amortised cost.

•	Financial liabilities at FVTPL:

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

Financial liabilities at FVTPL are subsequently measured at fair value and gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship.

•	Financial liabilities at amortised cost:

Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

(d) Offsetting

Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied:

•	the Group currently has a legally enforceable right to set off the recognised amounts;

•	the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

(e) Derecognition of financial assets and financial liabilities

Financial asset is derecognised when one of the following conditions is met:

•	the Group’s contractual rights to the cash flows from the financial asset expire;

•	the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

•

the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss:

•	the carrying amount of the financial asset transferred measured at the date of derecognition;

•

the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised.

The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished.

(f) Impairment

The Group recognises loss allowances for expected credit loss (“ECL”) on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI.

Financial assets measured at fair value, including debt investments or equity investments at FVTPL, equity investments designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date.

The Group measures loss allowance at an amount equal to 12-month ECL for financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(ii) Financial instruments that have low credit risk

The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

(iii) Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

(iv) Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

(v) Presentation of allowance for ECL

ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income.

(vi) Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group’s procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(g) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•

With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments and long-term prepaid expenses are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately.

Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses.

(20) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(21) Income tax

Current and deferred taxes are recognised in profit or loss, except for income tax arising from business combination or transactions or events which are directly included in owners’ equity (including other comprehensive income).

Current tax is the expected tax payable on the taxable income for the year, using tax rates stipulated by the tax law, and any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets are offset against current tax liabilities if the Group has a legal right to settle on a net basis and intends to settle on a net basis, or to realise the asset and settle the liability simultaneously.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

(22) Revenue Recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders.

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers.

Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The consideration which the Group expects to refund to the customer is recognised as refund

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time:

•	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	The customer can control the asset created or enhanced during the Group’s performance; or

•	The Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date.

For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

•	The Group has a present right to payment for the product or service;

•	The Group has transferred physical possession of the goods to the customer;

•	The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and

•	The customer has accepted the goods or services.

A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following is the description of accounting policies regarding revenue from the Group’s principal activities:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(a) Sales of goods

The Group shall recognise revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it.

(b) Rendering of services

The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group’s performance. Otherwise, a performance obligation is satisfied at a point in time, the Group shall recognise revenue when (or as) the customer obtains control of revenue service.

(c) Interest income

Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(23) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

•

The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract;

•	The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	The costs are expected to be recovered.

Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the “assets related to contract costs”) are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds:

•	Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less

•	the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

(24) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(25) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

(26) Business Combination

(a) Business combination under common control

The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(27) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(28) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(29) Related Party

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

(30) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products, the production costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in the future, the Group may either over or under recognise the impairment losses for certain assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

(31) Changes in significant accounting policies

(a) Description and reasons of changes in accounting policies

The MOF issued the following revised accounting standards and interpretations in 2017:

CAS No.14 - Revenue (Revised) (the “new revenue standard”), CAS No.22 - Financial Instruments: Recognition and Measurement (Revised), CAS No.23 - Transfer of Financial Assets (Revised), CAS No.24 - Hedge Accounting (Revised) and CAS No.37 - Presentation and Disclosures of Financial Instruments (Revised) (collectively the “new financial instruments standards”).

CAS Bulletin No.9 - Accounting of Net Investment Losses under Equity Method, CAS Bulletin No.10 - Applying Revenue-based Depreciation Method on Fixed Assets, CAS Bulletin No.11 - Applying Revenue-based Amortisation Method on Intangible Assets and CAS Bulletin No.12 - Determination of Whether the Provider and Receiver of Key Management Personnel Services are Related Parties (collectively the “CAS Bulletins No.9-12”).

In addition, the MOF issued the “Notice on Revision of the Illustrative Financial Statements for 2018” (Caikuai [2018] No.15) in June 2018.

The Group has applied the above revised accounting standards and interpretations since January 1, 2018 and adjusted the related accounting policies.

(b) Major impact of changes in accounting policies

(i) New revenue standard

The new revenue standard replaces CAS No.14 – Revenue and CAS No.15 - Construction Contracts issued by the MOF in 2006 (the “old revenue standard”).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Under old revenue standard, the Group recognised revenue when the risks and rewards had passed to the customers. The Group’s revenue from sales of goods was recognised when the following conditions were met: the significant risks and rewards of ownership of the goods had been transferred to the customer, the amount of revenue and related costs could be reliably measured, the relevant economic benefits would probably flow to the Group and the Group retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. Revenue from rendering of services and revenue from construction contracts were recognised by reference to the stage of completion of the transaction at the balance sheet date.

Under new revenue standard, revenue is recognised when the customer obtains control of the promised goods or services in the contract:

Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers. The Group satisfies a performance obligation over time if certain criteria is met; or otherwise, a performance obligation is satisfied at a point in time. Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term.

Under new revenue standard, the Group presents a contract asset or a contract liability in the balance sheet based on the relationship between the Group’s performance and the customer’s payment. At the same time, the Group provides more disclosures on revenue and related information based on the disclosure requirements under new revenue standard, such as relevant accounting policies, significant judgements (measurement of variable consideration, the method used to allocate the transaction price to each performance obligation, the assumption used for estimating stand-alone selling price of each performance obligation, etc.), information of contracts with customers (revenue recognised in current period, contract balance, performance obligation, etc.), information of assets related to contract costs, etc.

Considering the cumulative effect of initial application of the new revenue standard, the adoption of the new revenue standard exerts no material impact on the Group’s retained earnings as at January 1, 2018 and comparative information has not been restated. There has been no material impact on each of the line items in the consolidated and company income statements for the year 2018 and the consolidated and company balance sheets as at December 31, 2018 compared with the financial statements had the previous policies been applied, except that some line items in the financial statements are reclassified.

(ii) New financial instruments standards

The new financial instruments standards revise CAS No.22 - Financial instruments: Recognition and measurement, CAS No.23 - Transfer of Financial assets and CAS No.24 - Hedging issued by the MOF in 2006 and CAS No.37 - Presentation and Disclosures of Financial Instruments (collecting the “old financial instruments standards”).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

The classification of financial assets under the new financial instruments standards is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The new financial instruments standards cancel the previous categories of held to maturity investments, loans and receivables and available for sale financial assets under the old financial instruments standards. Under the new financial instruments standards, derivatives embedded in contracts where the host is a financial asset are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The adoption of the new financial instruments standards exerts no material impact on the Group’s accounting policies related to financial liabilities.

The Group did not designate or de-designate any financial asset or financial liability at FVTPL at January 1, 2018.

The new financial instruments standards replace the “incurred loss” model in the old financial instruments standards with the ECL model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in the old financial instruments standards.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortised cost;

•	contract assets; and

•	debt investments measured at FVOCI.

The closing loss allowance determined in accordance with the old financial instruments standards as at December 31, 2017 is not materially different from the opening loss allowance determined in accordance with the new financial instruments standards as at January 1, 2018. Meanwhile, the Group has not adjusted the comparative figures in the financial statements.

(iii) Interpretation No.9 to 12

The Group has reviewed the relevant accounting policies in accordance with the requirements related to the accounting of net investment losses under equity method, the depreciation and amortisation methods of fixed assets and intangible assets and the related party identification and disclosure of key management personnel services of CAS Bulletins No.9-12. The adoption of CAS Bulletins No.9-12 does not have material impact on the financial position and financial performance of the Group.

(iv) Presentation of financial statements

The Group has prepared financial statements for the year 2018 in accordance with Caikuai [2018] No.15. Presentation of related financial statements have been adjusted retrospectively.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Adjustment to related items presented is as follows:

The affected items in the consolidated balance sheet and balance sheet as at December 31, 2017:

	Group
	Before adjustment	Amount of adjustment	Adjusted amount
Notes receivable	19,215	(19,215)	—
Accounts receivable	53,143	(53,143)	—
Notes and accounts receivable	—	72,358	72,358
Other receivables	13,904	224	14,128
Other current assets	47,919	(224)	47,695
Fixed assets	694,359	675	695,034
Construction in progress	190,540	5,652	196,192
Construction materials	5,652	(5,652)	—
Other non-current assets	26,158	(675)	25,483
Notes payable	10,697	(10,697)	—
Accounts payable	224,514	(224,514)	—
Notes and Accounts payable	—	235,211	235,211
Other payables	28,755	4,049	32,804
Other current liabilities	5,722	(4,049)	1,673

Total		—

	Company
	Before adjustment	Amount of adjustment	Adjusted amount
Notes receivable	9,794	(9,794)	—
Accounts receivable	9,293	(9,293)	—
Notes and accounts receivable	—	19,087	19,087
Other receivables	23,355	2,327	25,682
Other current assets	35,909	(2,327)	33,582
Fixed assets	331,221	616	331,837
Construction in progress	135,257	2,609	137,866
Construction materials	2,609	(2,609)	—
Other non-current assets	8,288	(616)	7,672
Notes payable	10,048	(10,048)	—
Accounts payable	109,381	(109,381)	—
Notes and Accounts payable	—	119,429	119,429
Other payables	21,093	2,993	24,086
Other current liabilities	3,157	(2,993)	164

Total		—

The affected items in the consolidated income statement and income statement for the year ended Dec 31, 2017:

	Group
	Before adjustment	Amount of adjustment	Adjusted amount
General and administrative expenses	(77,565)	11,075	(66,490)
Research and development expenses	—	(11,075)	(11,075)

Total		—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

	Company
	Before adjustment	Amount of adjustment	Adjusted amount
General and administrative expenses	(51,893)	8,507	(43,386)
Research and development expenses	—	(8,507)	(8,507)

Total		—

(c) Based on the Group’s comparative figures retrospectively adjusted in accordance with Caikuai [2018] No.15
(Note 4(31)(b)(iv)), the changes of accounting policy in Note 4(31)(b)(i)-(iii) which are not applied retrospectively have the following impact on the consolidated balance sheet and company balance sheet as at 1 January 2018:

	Group
	Carrying amount at January 1, 2018 (before adjustment)	Reclassification		Carrying amount at January 1, 2018 (after adjustment)
		Effects of new revenue standard	Effects of new financial instruments standards
Assets
Available-for-sale financial assets (i)	1,937	—	(1,937)	—
Other equity instruments (i)	—	—	1,937	1,937
Liabilities:
Advances from customers	67,176	(67,176)	—	—
Contract liabilities	—	67,176	—	67,176

	The Company
	Carrying amount at January 1, 2018 (before adjustment)	Reclassification		Carrying amount at January 1, 2018 (after adjustment)
		Effects of new revenue standard	Effects of new financial instruments standards
Assets
Available-for-sale financial assets (i)	1,339	—	(1,339)	—
Other equity instruments (i)	—	—	1,339	1,339
Liabilities:
Advances from customers	44,435	(44,435)	—	—
Contract liabilities	—	44,435	—	44,435

(i)	This category refers to financial assets at fair value through other comprehensive income.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	6%, 10% or 11%, 13%, 16% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.

Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 yuan per litre for diesel and fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.

In order to further the VAT reform and simplify the VAT tax rate structure, the MOF and the SAT jointly issued the Circular on Simplifying the Relevant Policies on VAT Rates (Cai Shui [2017] No.37) on April 28, 2017, based on which the VAT rates would be 17%, 11% and 6%, removing the 13% VAT tax rate, and the VAT tax rate applicable to the natural gas was decreased to 11% from 13% since July 1, 2017.

The Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment to VAT Rates (Cai Shui [2018] No.32) to improve the VAT system on 4 April 2018. Since 1 May 2018, the tax rate for the occurrence of a taxable sale or imported goods by a taxpayer, was adjusted respectively from 17% and 11% to 16% and 10%.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

The Ministry of Finance and State Administration of Taxation issued the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018]No.26) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Sun Longde	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas outside the PRC	Limited liability company	Wang Zhongcai	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes

PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Wang Zhongcai	31,314	100.00	100.00	Yes

PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	100.00	Yes

PetroChina Pipelines Company Limited	Established	PRC	80,000	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor	Limited liability company	Ling Xiao	109,216	72.26	72.26	Yes

(i)

The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2018	December 31, 2017
PetroKazakhstan Inc.	USD 1=6.8632 yuan	USD 1=6.5342 yuan
PetroChina Hong Kong Limited	HKD 1=0.8762 yuan	HKD 1=0.8359 yuan
Singapore Petroleum Company Limited	USD 1=6.8632 yuan	USD 1=6.5342 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the exchange rates at the date of the transactions or the approximate exchange rates at that date.

7 CASH AT BANK AND ON HAND

	December 31, 2018	December 31, 2017
Cash on hand	47	44
Cash at bank	93,839	133,657
Other cash balances	1,247	2,420

	95,133	136,121

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2018:

	Foreign currency	Exchange rate	RMB equivalent
USD	6,729	6.8632	46,182
HKD	2,047	0.8762	1,794
Tenge	6,082	0.0179	109
Other			2,159

			50,244

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2017:

	Foreign currency	Exchange rate	RMB equivalent
USD	8,776	6.5342	57,344
HKD	7,248	0.8359	6,059
Tenge	6,377	0.0196	125
Other			958

			64,486

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

The Group’s cash at bank and on hand included margin account deposits with carrying amount of RMB2,563 as impawn USD borrowings as of December 31, 2018.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

8 NOTES AND ACCOUNTS RECEIVABLE

	Group		Company
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Notes receivable	16,308	19,215	8,160	9,794
Accounts receivable	58,507	53,143	10,174	9,293

	74,815	72,358	18,334	19,087

(a) Notes receivable

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and rendering of services.

As of December 31, 2018, all notes receivable of the Group are due within one year.

(b) Accounts receivable

	Group		Company
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Accounts receivable	62,560	57,914	13,587	13,752
Less: Provision for bad debts	(4,053)	(4,771)	(3,413)	(4,459)

	58,507	53,143	10,174	9,293

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	57,520	92	(143)	51,221	88	(170)
1 to 2 years	921	1	(84)	1,884	3	(681)
2 to 3 years	712	1	(604)	2,338	4	(1,959)
Over 3 years	3,407	6	(3,222)	2,471	5	(1,961)

	62,560	100	(4,053)	57,914	100	(4,771)

	Company
	December 31, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	9,835	72	(36)	8,856	64	(7)
1 to 2 years	314	2	(13)	1,026	7	(680)
2 to 3 years	635	5	(579)	1,994	15	(1,958)
Over 3 years	2,803	21	(2,785)	1,876	14	(1,814)

	13,587	100	(3,413)	13,752	100	(4,459)

The aging is counted starting from the date when accounts receivable are recognised.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

The Group measures loss allowance for trade receivables at an amount equal to lifetime ECLs. Considering the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables, the ECLs were calculated based on historical actual credit loss experience. The Group performed the calculation of ECL rates by the operating segment and geography.

			Impairment provision on provision matrix basis
	Gross carrying amount	Impairment provision on individual basis	Weighted-average loss rate	Impairment provision	Loss allowance
Current (not past due)	55,957	50	0.1%	80	130
Within one year past due	2,067	80	0.5%	9	89
One-two years past due	496	52	7.4%	33	85
Two-three years past due	723	547	35.2%	62	609
Over three years past due	3,317	2,830	63.7%	310	3,140

	62,560	3,559		494	4,053

As of December, 2018, the top five debtors of accounts receivable of the Group amounted to RMB 32,875 , representing 53% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 7 (As of December 31, 2017, the top five debtors of accounts receivable of the Group amounted to RMB 29,471, representing 51% of total accounts receivable, and the corresponding balance of provision for bad and doubtful debts is RMB 7).

During the year ended December 31, 2018 and December 31, 2017, the Group had no significant write-off of accounts receivable.

9 ADVANCES TO SUPPLIERS

	December 31, 2018	December 31, 2017
Advances to suppliers	17,801	10,384
Less: Provision for bad debts	(698)	(193)

	17,103	10,191

As of December 31, 2018 and 2017, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2018, the top five debtors of advances to suppliers of the Group amounted to RMB 8,473, representing 48% of total advances to suppliers (As of December 31, 2017, the top five debtors of advances to suppliers of the Group amounted to RMB 6,285, representing 61% of total advances to suppliers).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

10 OTHER RECEIVABLES

	Group		Company
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Interest receivable	175	99	8	9
Dividends receivable	774	125	2,589	2,318
Other receivables (a)	16,174	13,904	11,719	23,355

Total	17,123	14,128	14,316	25,682

(a) The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	13,462	71	(46)	11,588	70	(46)
1 to 2 years	1,364	7	(13)	1,053	6	(105)
2 to 3 years	669	4	(221)	541	3	(26)
Over 3 years	3,393	18	(2,434)	3,353	21	(2,454)

	18,888	100	(2,714)	16,535	100	(2,631)

	Company
	December 31, 2018			December 31, 2017
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	10,757	86	(27)	22,674	94	(31)
1 to 2 years	511	4	(10)	235	1	(78)
2 to 3 years	135	1	(74)	123	1	—
Over 3 years	1,055	9	(628)	1,102	4	(670)

	12,458	100	(739)	24,134	100	(779)

The ageing is counted starting from the date when other receivables are recognised.

As of December 31, 2018, the top five debtors of other receivables of the Group amounted to RMB 7,623, representing 40% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 539 (As of December 31, 2017, the top five debtors of other receivables of the Group amounted to RMB 7,547, representing 46% of total other receivables, and the corresponding balance of provision for bad and doubtful debts is RMB 854).

During the year ended December 31, 2018 and December 31, 2017, the Group had no significant write-off of other receivables.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

11 INVENTORIES

	December 31, 2018	December 31, 2017
Cost

Crude oil and other raw materials	56,548	48,936
Work in progress	13,773	12,811
Finished goods	109,067	83,908
Turnover materials	53	170

	179,441	145,825

Less: Write down in inventories	(4,855)	(1,156)

Net book value	174,586	144,669

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

December 31, 2017
Available-for-sale debenture	3
Available-for-sale equity instrument	2,268
Less: Provision for impairment	(334)

1,937

13 INVESTMENT IN OTHER EQUITY INSTRUMENTS

December 31, 2018
China Pacific. Insurance (Group) Co., Ltd.	139
Chengdu Huaqihoupu Holding Co., Ltd.	114
Other items	507

760

The above equity investment is planned to be held for a long term by the Group for a strategic purpose, the Group designates it as a financial asset at fair value through other comprehensive income.

14 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2017	Addition	Reduction	December 31, 2018
Associates and joint ventures (a)	81,465	15,791	(7,623)	89,633

Less : Provision for impairment (b)	(249)	(28)	76	(201)

	81,216			89,432

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

	Company
	December 31, 2017	Addition	Reduction	December 31, 2018
Subsidiaries (c)	351,314	1,311	(1,152)	351,473
Associates and joint ventures	31,335	8,843	(2,603)	37,575

Less : Provision for impairment	(199)	(31)	—	(230)

	382,450			388,818

As of December 31, 2018, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and joint ventures of the Group

	Country of incorporation	Principal activities	Registered capital		Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group’s activities
Company name					Direct	Indirect

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	—	28.44	Equity method	No

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		8,331	32.00	—	32.00	Equity method	No

CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	—	49.00	Equity method	No

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	—	50.00	50.00	Equity method	No

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coalbed methane	AUD	2	—	50.00	50.00	Equity method	No

Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting		5,000	—	50.00	50.00	Equity method	No

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2017	Investment income/ (loss) recognised under equity method	Other comprehensive income	Cash dividend declared	Other	December 31, 2018
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—

China Petroleum Finance Co., Ltd.	9,917	19,494	2,417	209	(983)	—	21,137

CNPC Captive Insurance Co., Ltd.	2,450	2,965	154	—	(63)	—	3,056

China Marine Bunker (PetroChina) Co., Ltd.	740	1,315	63	13	(8)	(32)	1,351

Arrow Energy Holdings Pty Ltd.	19,407	1,857	(949)	(769)	—	—	139

Trans-Asia Gas Pipeline Co., Ltd.	14,527	16,521	966	287	—	—	17,774

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
Percentage ownership interest (%)	28.44	28.44	32.00	32.00	49.00	49.00

Current assets	4,833	5,326	173,948	169,389	10,493	9,386

Non-current assets	3,880	4,141	285,805	309,481	2,928	2,764

Current liabilities	10,013	12,108	378,472	394,064	7,184	6,097

Non-current liabilities	84	333	16,317	24,977	—	1

Net (liabilities) / assets	(1,384)	(2,974)	64,964	59,829	6,237	6,052

Group’s share of net assets	—	—	20,788	19,145	3,056	2,965

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	21,137	19,494	3,056	2,965

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2018	2017	2018	2017	2018	2017
Operating income	37,385	27,716	8,520	8,520	706	654

Net profit	1,558	2,602	7,554	7,286	315	364

Other comprehensive income	—	—	651	(1,395)	—	1

Total comprehensive income	1,558	2,602	8,205	5,891	315	365

Group’s share of total comprehensive income	—	—	2,626	1,885	154	179

Dividends received by the Group	—	—	983	815	63	27

Interest in joint ventures

Summarised balance sheet as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,893	1,942	24,162	25,429	34,584	31,527

Current assets	7,313	6,449	627	540	3,330	3,957

Including: cash and cash equivalents	1,368	1,277	95	91	81	3,955

Non-current liabilities	152	232	19,772	21,569	2,100	2,100

Current liabilities	6,091	5,309	4,624	583	267	343

Net assets	2,963	2,850	393	3,817	35,547	33,041

Net assets attributable to owners of the Company	2,702	2,630	393	3,817	35,547	33,041

Group’s share of net assets	1,351	1,315	197	1,909	17,774	16,521

Elimination of transactions with the Group	—	—	(58)	(52)	—	—

Carrying amount of interest in joint ventures	1,351	1,315	139	1,857	17,774	16,521

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	2018	2017	2018	2017	2018	2017
Operating income	43,924	31,770	1,529	1,449	14	16

Finance expenses	(69)	(40)	(3,215)	84	4	(27)

Including: Interest income	18	12	2	2	59	65

Interest expense	(96)	(39)	(1,285)	(1,300)	(46)	(43)

Taxation	(37)	(44)	—	—	10	—

Net profit /(loss)	126	116	(1,897)	(5,518)	1,931	4,612

Other comprehensive income	25	(29)	(1,538)	2,073	574	(110)

Total comprehensive income	151	87	(3,435)	(3,445)	2,505	4,502

Total comprehensive income by share	76	43	(1,718)	(1,723)	1,253	2,251

Elimination of unrealised profit	—	—	—	—	—	—

Group’s share of total comprehensive income	76	43	(1,718)	(1,723)	1,253	2,251

Dividends received by the Group	8	—	—	—	—	—

(b) Provision for impairment

	December 31, 2018	December 31, 2017
Associates and joint ventures
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
North China Petroleum Steel Pipe Co., Ltd.	—	(78)
Other	(92)	(62)

	(201)	(249)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2017	Addition	Deduction	December 31, 2018
Daqing Oilfield Company Limited	66,720	66,720	—	—	66,720

CNPC Exploration and Development Company Limited	23,778	23,778	—	—	23,778

PetroChina Hong Kong Limited	25,590	25,590	—	—	25,590

PetroChina International Investment Company Limited	31,314	31,314	—	—	31,314

PetroChina International Company Limited	18,953	18,953	—	—	18,953

PetroChina Pipelines Company Limited	109,216	109,216	—	—	109,216

Other		75,743	1,311	(1,152)	75,902

Total		351,314	1,311	(1,152)	351,473

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Percentage ownership interest (%)	50.00	50.00	72.26	72.26

Current assets	21,463	24,722	4,604	2,882

Non-current assets	166,153	133,961	224,163	232,842

Current liabilities	14,525	13,273	7,531	6,059

Non-current liabilities	25,963	13,206	6,095	8,408

Net assets	147,128	132,204	215,141	221,257

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2018	2017	2018	2017
Operating income	45,618	37,304	43,062	43,627
Net profit	15,563	3,695	19,436	17,891
Total comprehensive income /(loss)	17,577	(1,090)	19,436	17,891
Other comprehensive income attributable to non-controlling interests	(4)	(58)	—	—
Profit attributable to non-controlling interests	8,844	2,390	5,392	4,963
Dividends paid to non-controlling interests	2,038	1,420	7,174	3,569
Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2018	2017	2018	2017

Net cash inflows from operating activities	22,467	18,545	29,701	31,160

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

15 FIXED ASSETS

	December 31, 2017	Addition	Reduction	December 31, 2018

Cost
Buildings	226,107	16,530	(6,505)	236,132
Equipment and Machinery	1,058,010	45,807	(12,052)	1,091,765
Motor Vehicles	28,990	1,113	(2,192)	27,911
Other	33,307	2,244	(739)	34,812

Total	1,346,414	65,694	(21,488)	1,390,620

Accumulated depreciation
Buildings	(89,655)	(9,995)	4,048	(95,602)
Equipment and Machinery	(476,676)	(49,281)	8,837	(517,120)
Motor Vehicles	(20,229)	(1,629)	1,683	(20,175)
Other	(13,314)	(1,875)	400	(14,789)

Total	(599,874)	(62,780)	14,968	(647,686)

Fixed assets, net
Buildings	136,452			140,530
Equipment and Machinery	581,334			574,645
Motor Vehicles	8,761			7,736
Other	19,993			20,023

Total	746,540			742,934

Provision for impairment
Buildings	(4,112)	(759)	125	(4,746)
Equipment and Machinery	(42,412)	(3,937)	1,034	(45,315)
Motor Vehicles	(68)	(37)	3	(102)
Other	(4,914)	(2,066)	57	(6,923)

Total	(51,506)	(6,799)	1,219	(57,086)

Net book value
Buildings	132,340			135,784
Equipment and Machinery	538,922			529,330
Motor Vehicles	8,693			7,634
Other	15,079			13,100

Total	695,034			685,848

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2018 was RMB 61,196 (2017: RMB 60,299). Cost transferred from construction in progress to fixed assets was RMB 59,642 (2017: RMB 99,566) .

In 2018, the provision for impairment losses of the Group’s property, plant and equipment were primarily related to exploration and petrochemical and refinery production facilities, and the amount was RMB 6,799 (2017: RMB 13,677). The impairment of these properties is mainly due to the high development and production cost of certain oil and gas fields and etherification plant discontinued in accordance with the national regulations for promoting ethanol for vehicle fuel. The carrying amount of these assets has been reduced to the recoverable amount. In 2018, the post-tax discount rate adopted by the Group ranged from 7.3% to 11.5% (2017: 7.6%-11.0%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2018, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 2,129 .

As of December 31, 2018, the Group has no significant fixed assets which are pledged.

16 OIL AND GAS PROPERTIES

	December 31, 2017	Addition	Reduction	December 31, 2018

Cost
Mineral interests in proved properties	35,826	8,715	—	44,541
Mineral interests in unproved properties	30,336	136	(1,354)	29,118
Wells and related facilities	1,945,389	150,467	(55,927)	2,039,929

Total	2,011,551	159,318	(57,281)	2,113,588

Accumulated depletion
Mineral interests in proved properties	(8,750)	(3,765)	—	(12,515)
Wells and related facilities	(1,151,377)	(131,671)	40,211	(1,242,837)

Total	(1,160,127)	(135,436)	40,211	(1,255,352)

Oil and gas properties, net
Mineral interests in proved properties	27,076			32,026
Mineral interests in unproved properties	30,336			29,118
Wells and related facilities	794,012			797,092

Total	851,424			858,236

Provision for impairment
Mineral interests in proved properties	(1,103)	(239)	—	(1,342)
Mineral interests in unproved properties	(4,679)	(10,409)	—	(15,088)
Wells and related facilities	(34,038)	(9,208)	1,915	(41,331)

Total	(39,820)	(19,856)	1,915	(57,761)

Net book value
Mineral interests in proved properties	25,973			30,684
Mineral interests in unproved properties	25,657			14,030
Wells and related facilities	759,974			755,761

Total	811,604			800,475

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2018 was RMB 130,730 (2017: RMB 149,614).

The Group’s subsidiaries or branches under the exploration and production segment will determine whether there are any indications of impairment for their own CGU of oil and gas properties according to the Group’s guidance of indications of impairment for oil and gas properties, and perform the impairment tests on those CGU with indications of impairment, and report the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests will be submitted to the Group’s management for review and approval. The Group charged impairment losses in 2018 for oil and gas properties and construction in progress under the exploration and production segment, amounted to RMB 19,856 and RMB 2,904

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

respectively (2017: RMB 3,961 related to oil and gas properties under the exploration and production segment), due to the high development and production cost and significant drop in economic benefits of CGU of oil and gas properties. The Group perform impairment tests on those CGU with indications of impairment, and written down the carrying amount to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2018, the after-tax discount rates adopted by most oil fields of the Group ranged from 7.3% to 11.5% (2017: 7.6% to 11.0%).

As of December 31, 2018, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 101,674. Related depletion charge for the year ended December 31, 2018 was RMB 7,294.

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2017	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2018	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Guangdong Petrochemical Integration of Refining and Chemical Industry	65,430	6,062	901	(3)	—	6,960	11%	656	128	Self & loan

Northern part of China-Russia East Natural Gas Pipeline	12,732	413	6,195	—	—	6,608	52%	3	—	Self

Shenzhen LNG Emergency Peak-shaving Station Project	5,044	511	587	—	—	1,098	22%	45	20	Self & loan

Other		192,213	233,214	(205,651)	(8,579)	211,197		4,919	1,259

		199,199	240,897	(205,654)	(8,579)	225,863		5,623	1,407

Less:
Provision for impairment		(3,007)	(3,270)	—	8	(6,269)

		196,192				219,594

For the year ended December 31, 2018, the capitalised interest expense amounted to RMB 1,407(2017: RMB 2,008). The average annual interest rates used to determine the capitalised amount in 2018 are 4.28%.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2017	Addition	Reduction	December 31, 2018

Cost
Land use rights	71,064	6,764	(704)	77,124
Patents	4,465	56	—	4,521
Other (i)	33,777	2,885	(242)	36,420

Total	109,306	9,705	(946)	118,065

Accumulated amortisation
Land use rights	(15,485)	(2,428)	121	(17,792)
Patents	(3,501)	(139)	—	(3,640)
Other	(16,675)	(2,117)	155	(18,637)

Total	(35,661)	(4,684)	276	(40,069)

Intangible assets, net
Land use rights	55,579			59,332
Patents	964			881
Other	17,102			17,783

Total	73,645			77,996

Provision for impairment	(732)	(11)	8	(735)

Net book value	72,913			77,261

(i)	Other intangible assets principally include non-proprietary technology and trademark use right, etc.

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2018 was RMB 4,627 (2017: RMB 4,379).

19 GOODWILL

	December 31, 2018	December 31, 2017
Cost
PetroChina United Pipelines Co., Ltd.	37,994	37,994
Petroineos Trading Limited	4,642	4,419
Singapore Petroleum Company	3,022	2,877
Other	362	353

Total	46,020	45,643

Provision for impairment	(3,747)	(3,709)

Net book value	42,273	41,934

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited, and PetroChina United Pipelines Co., Ltd. completed in 2009, 2011 and 2015, respectively. Goodwill should be subject to impairment assessment related to the cash-generating unit. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The discount rates (8.9% to 11.0%) (2017: 8.9% to 10.5%) used are post-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amounts, the impairment on goodwill charge of the Group for the year ended December 31, 2018 amounted to RMB 38 (2017:RMB 3,709).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

20 LONG-TERM PREPAID EXPENSES

	December 31, 2017	Addition	Reduction	December 31, 2018
Advance lease payments (i)	18,801	3,894	(3,313)	19,382
Other	7,910	4,099	(2,862)	9,147

Total	26,711	7,993	(6,175)	28,529

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the year ended December 31, 2018 was RMB 5,455 (2017:RMB 5,140).

21 PROVISION FOR ASSETS

	December 31, 2017	Addition	Reversal	Write-off and others	December 31, 2018

Bad debts provision	7,595	1,374	(1,370)	(134)	7,465

Including:
Bad debts provision for notes and accounts receivable	4,771	561	(1,178)	(101)	4,053

Bad debts provision for other receivables	2,631	138	(26)	(29)	2,714

Bad debts provision for advances to suppliers	193	675	(166)	(4)	698

Provision for declines in the value of inventories	1,156	4,155	(77)	(379)	4,855

Provision for impairment of available-for-sale financial assets	334	—	—	(334)	—

Provision for impairment of long-term equity investments	249	28	—	(76)	201

Provision for impairment of fixed assets	51,506	6,799	—	(1,219)	57,086

Provision for impairment of oil and gas properties	39,820	19,856	—	(1,915)	57,761

Provision for impairment of construction in progress	3,007	3,270	—	(8)	6,269

Provision for impairment of intangible assets	732	11	—	(8)	735

Provision for impairment of goodwill	3,709	38	—	—	3,747

Provision for impairment of other non-current assets	163	11	—	84	258

Total	108,271	35,542	(1,447)	(3,989)	138,377

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	December 31, 2018	December 31, 2017
Impawn - USD	2,135	2,614
Impawn - RMB	10	—
Unsecured - RMB	33,208	49,440
Unsecured - USD	20,879	36,338
Unsecured - JPY	3,055	2,859
Unsecured - Other	3,081	2,630

	62,368	93,881

As of December 31, 2018, the above impawn USD borrowings were impawned by margin account deposits whose carrying amount was RMB 2,563.

The weighted average interest rate for short-term borrowings as of December 31, 2018 is 2.97% per annum (December 31, 2017: 2.41%).

23 NOTES AND ACCOUNTS PAYABLE

As of December 31, 2018 and December 31, 2017, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

As of December 31, 2018, accounts payable aged over one year amounted to RMB 35,327 (December 31, 2017: RMB 37,888), and mainly comprised of payables to several suppliers and were not settled.

24 ADVANCES FROM CUSTOMERS

As of December 31, 2017, advances from customers mainly represented the sales of natural gas, crude oil and refined oil, etc. The advances from customers aged over one year amounted to RMB 4,729.

25 CONTRACT LIABILITIES

As of December 31, 2018, contract liabilities mainly represented the sales of natural gas, crude oil and refined oil, etc. The majority of related obligations are expected to be performed within one year and the corresponding revenue will be recognised. The primary amount of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2018.

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2017	Addition	Reduction	December 31, 2018

Short-term employee benefits	6,670	125,540	(122,464)	9,746

Post-employment benefits - defined contribution plans	281	20,300	(20,244)	337

Termination benefits	4	61	(61)	4

	6,955	145,901	(142,769)	10,087

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(2) Short-term employee benefits

	December 31, 2017	Addition	Reduction	December 31, 2018

Wages, salaries and allowances	1,942	96,312	(93,941)	4,313

Staff welfare	—	8,738	(8,738)	—

Social security contributions	600	8,559	(8,463)	696

Including:
Medical insurance	562	7,449	(7,356)	655

Work-related injury insurance	30	656	(653)	33

Maternity insurance	8	423	(423)	8

Housing provident funds	40	8,311	(8,323)	28

Labour union funds and employee education funds	4,085	3,595	(2,975)	4,705

Other	3	25	(24)	4

	6,670	125,540	(122,464)	9,746

(3) Post-employment benefits-defined contribution plans

	December 31, 2017	Addition	Reduction	December 31, 2018
Basic pension insurance	241	14,247	(14,192)	296
Unemployment insurance	17	413	(412)	18
Annuity	23	5,640	(5,640)	23

	281	20,300	(20,244)	337

As of December 31, 2018, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	December 31, 2018	December 31, 2017
Value added tax payable	16,641	7,731
Income tax payable	5,728	9,533
Consumption tax payable	44,394	27,413
Other	15,981	12,754

	82,744	57,431

28 OTHER PAYABLES

As of December 31, 2018, other payables mainly comprised insurance payables and cash call payable to joint operation partners, and other payables aged over one year amounted to RMB 11,069 (December 31, 2017: RMB 13,296).

29 PROVISIONS

	December 31, 2017	Addition	Reduction	December 31, 2018
Assets retirement obligations	131,546	3,458	(2,224)	132,780

Assets retirement obligations are related to oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2018	December 31, 2017
Long-term borrowings due within one year
Guarantee - RMB	63	43
Guarantee - USD	1,181	1,735
Guarantee - Other	21	27
Impawn - RMB	38	7
Unsecured - RMB	68,757	33,335
Unsecured - USD	1,338	10,386
Unsecured - Other	665	3

	72,063	45,536
Debentures payable due within one year	3,307	36,000

	75,370	81,536

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

31 LONG-TERM BORROWINGS

	December 31, 2018	December 31, 2017
Guarantee - RMB	85	110
Guarantee - USD	19,571	21,293
Guarantee - Other	29	60
Impawn - RMB	315	215
Unsecured - RMB	169,162	158,388
Unsecured - USD	57,419	57,631
Unsecured - Other	3,087	3,031

	249,668	240,728
Less: Long-term borrowings due within one year (Note 30)	(72,063)	(45,536)

	177,605	195,192

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2018	December 31, 2017
Between one and two years	64,689	56,572
Between two and five years	85,010	101,102
After five years	27,906	37,518

	177,605	195,192

The weighted average interest rate for long-term borrowings as of December 31, 2018 is 4.18% (December 31, 2017: 3.94%).

The fair value of long-term borrowings amounted to RMB 246,437 (December 31, 2017: RMB 224,592). The fair value are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate %	December 31, 2017	Addition	Reduction	December 31, 2018

2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	—	(16,000)	—

2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	—	—	4,000

2015 PetroChina Company Limited first tranche medium-term notes	May 4, 2015	3 - year	4.03	20,000	—	(20,000)	—

2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5 - year	3.85	20,000	—	—	20,000

Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	3,218	191	—	3,409

Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	3,218	189	—	3,407

2016 PetroChina Company Limited Corporate Debentures first tranche - 5 years	January 19, 2016	5 - year	3.03	8,800	—	—	8,800

2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 19, 2016	10 - year	3.50	4,700	—	—	4,700

2016 PetroChina Company Limited Corporate Debentures second tranche - 5 years	March 3, 2016	5 - year	3.15	12,700	—	—	12,700

2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3, 2016	10 - year	3.70	2,300	—	—	2,300

2016 PetroChina Company Limited Corporate Debentures third tranche - 5 years	March 24, 2016	5 - year	3.08	9,500	—	—	9,500

2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24, 2016	10 - year	3.60	2,000	—	—	2,000

2016 PetroChina Company Limited first tranche medium-term notes	May 11, 2016	5 - year	3.45	15,000	—	—	15,000

Kunlun Energy Co., Ltd. Convertible bonds (i)	July 25, 2016	3 - year	1.63	3,230	78	—	3,308

2017 PetroChina Company Limited Corporate Debentures first tranche	August 18, 2017	3 - year	4.30	2,000	—	—	2,000

				130,666	458	(36,000)	95,124

Less: Debentures Payable due within one year (Note 30)				(36,000)			(3,307)

				94,666			91,817

(i)

The term of convertible bonds issued by Kunlun Energy Company Limited is 3 years. The holders of the bonds are entitled to convert the bonds from September 4, 2016 and thereafter till the tenth day before the expiration date.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2018, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 8,000 (December 31, 2017: RMB 24,000).

The fair value of the debentures amounted to RMB 93,441 (December 31, 2017: RMB 119,115). The fair value are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2018		December 31, 2017
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	9,014	51,057	11,414	50,685
Wages and welfare	1,377	7,330	986	4,530
Carry forward of losses	26,027	250,121	27,911	253,429
Other	13,162	68,054	15,312	64,475

	49,580	376,562	55,623	373,119

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

(b) Deferred tax liabilities

	December 31, 2018		December 31, 2017
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of fixed assets and oil and gas properties	27,943	101,576	27,533	99,688
Other	15,161	69,711	14,033	62,972

	43,104	171,287	41,566	162,660

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2018	December 31, 2017
Deferred tax assets	23,498	26,724
Deferred tax liabilities	17,022	12,667

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	December 31, 2018	December 31, 2017
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2016	Addition	Reduction	December 31, 2017
Capital premium	86,169	56	—	86,225
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Other	1,515	—	(12)	1,503

	128,639	56	(12)	128,683

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

36 SURPLUS RESERVES

	December 31, 2017	Addition	Reduction	December 31, 2018
Statutory Surplus Reserves	188,729	5,476	—	194,205
Discretionary Surplus Reserves	40	—	—	40

	188,769	5,476	—	194,245

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2018 (2017: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2018
Undistributed profits at beginning of the period	707,448
Add: Net profit attributable to equity holders of the Company	52,585
Less: Appropriation to statutory surplus reserves	(5,476)
Ordinary share dividends payable	(27,369)
Other	(1)

Undistributed profits at end of the period	727,187

At the first meeting of the Board of Directors in 2019, the Board of Directors proposed annual dividends attributable to equity holders of the Company in respect of 2018 of RMB 0.09 yuan per share, amounting to a total of RMB 16,472, according to the issued 183,021 million shares. The above proposal is subject to the approval of the shareholders’ meeting and is not recognised as liabilities as at December 31, 2018.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries:

	Percentage of shares held by non-controlling interests %	Profit or loss attributable to non- controlling interests	Dividends declared to non-controlling interests	Balance of non- controlling interests

CNPC Exploration and Development Company Limited	50.00	8,844	2,038	75,267

PetroChina Pipelines Company Limited	27.74	5,392	7,174	59,676

KunLun Energy Company Limited	41.67	5,071	3,680	43,677

PetroKazakhstan Inc.	33.00	(20)	793	1,392

Others				16,361

				196,373

39 OPERATING INCOME AND COST OF SALES

	Group
	2018	2017
Income from principal operations (a)	2,299,226	1,963,242
Income from other operations (b)	54,362	52,648

Total	2,353,588	2,015,890

Including: Revenue from contracts with customers	2,352,778	2,015,132
Other revenue	810	758

Contract classification	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of merchandise

Crude oil	477,512	—	440,560	—	—	918,072

Natural Gas	104,927	—	222,387	256,810	—	584,124

Refining Products	21,276	702,572	1,315,959	—	—	2,039,807

Petrochemicals Products	—	164,229	—	—	—	164,229

Pipeline transportation business	—	—	—	70,068	—	70,068

Non-Oil Sales in Gas Stations	—	—	22,274	—	—	22,274

Others	54,768	7,153	1,722	35,545	2,372	101,560

Intersegment elimination	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Total	119,188	181,294	1,722,263	328,267	1,766	2,352,778

Geographical classification

Mainland China	41,791	181,294	963,061	328,267	1,766	1,516,179

Others	77,397	—	759,202	—	—	836,599

Total	119,188	181,294	1,722,263	328,267	1,766	2,352,778

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

	Group
	2018	2017
Cost of sales from principal operations (a)	1,769,342	1,531,029
Cost of sales from other operations (b)	55,040	53,216

	1,824,382	1,584,245

	Company
	2018	2017
Income from principal operations (a)	1,315,484	1,128,773
Income from other operations (b)	39,780	36,440

	1,355,264	1,165,213

	Company
	2018	2017
Cost of sales from principal operations (a)	981,276	840,277
Cost of sales from other operations (b)	39,018	38,228

	1,020,294	878,505

(a) Income and cost of sales from principal operations

	Group
	2018		2017
	Income	Cost	Income	Cost
Exploration and Production	638,551	445,889	488,876	401,320
Refining and Chemicals	866,801	611,810	700,983	445,965
Marketing	1,978,906	1,924,423	1,640,270	1,577,878
Natural gas and Pipeline	356,937	329,163	288,620	261,291
Head Office and Other	183	180	136	192
Intersegment elimination	(1,542,152)	(1,542,123)	(1,155,643)	(1,155,617)

Total	2,299,226	1,769,342	1,963,242	1,531,029

	Company
	2018		2017
	Income	Cost	Income	Cost
Exploration and Production	496,708	391,148	379,702	334,836
Refining and Chemicals	760,692	540,937	641,605	412,887
Marketing	777,528	752,011	664,348	629,484
Natural gas and Pipeline	298,214	314,808	241,504	258,804
Head Office and Other	175	176	128	187
Intersegment elimination	(1,017,833)	(1,017,804)	(798,514)	(795,921)

Total	1,315,484	981,276	1,128,773	840,277

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Income and cost of sales from other operations

	Group
	2018		2017
	Income	Cost	Income	Cost
Sale of materials	8,580	8,270	6,221	6,026
Other	45,782	46,770	46,427	47,190

Total	54,362	55,040	52,648	53,216

	Company
	2018		2017
	Income	Cost	Income	Cost
Sale of materials	7,387	6,607	4,428	3,877
Other	32,393	32,411	32,012	34,351

Total	39,780	39,018	36,440	38,228

40 TAXES AND SURCHARGES

	2018	2017
City maintenance and construction tax	16,357	15,769
Educational surcharge	11,331	11,217
Consumption tax	149,455	142,708
Resource tax	24,339	18,000
Crude oil special gain levy	4,750	—
Others	9,649	8,401

	215,881	196,095

41 SELLING EXPENSES

	2018	2017
Employee compensation costs	23,590	21,614
Depreciation, depletion and amortisation	8,540	8,588
Transportation expenses	14,418	14,732
Lease, packing, warehouse storage expenses	8,062	7,674
Others	14,272	13,459

	68,882	66,067

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2018	2017
Employee compensation costs	30,963	26,215
Depreciation, depletion and amortisation	5,639	5,554
Repair expenses	7,962	9,448
Lease, packing, warehouse storage expenses	6,864	7,196
Safety fund	5,748	5,371
Other taxes	749	1,208
Technology service expenses	944	960
Others	8,845	10,538

	67,714	66,490

43 RESEARCH AND DEVELOPMENT EXPENSES

	2018	2017
Employee compensation costs	5,885	4,998
Depreciation, depletion and amortisation	1,388	1,360
Fuel and material consumption	868	912
Others	4,685	3,805

	12,826	11,075

44 FINANCE EXPENSES

	2018	2017
Interest expenses	23,759	24,416
Less: Amounts capitalised	(1,407)	(2,008)
Less: Interest income	(3,769)	(2,901)
Exchange losses	11,330	9,311
Less: Exchange gains	(12,475)	(8,217)
Others	1,042	1,047

	18,480	21,648

45 ASSET IMPAIRMENT LOSSES

	2018	2017
Impairment losses for bad debts provision	509	3,254
Impairment losses for declines in the value of inventories	4,078	1,069
Impairment losses for fixed assets and oil and gas properties	26,655	17,638
Impairment losses for construction in progress	3,270	309
Impairment losses for goodwill	38	3,709
Impairment losses for other non-current assets	39	75

	34,589	26,054

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

46 CREDIT LOSSES

2018
Notes and accounts receivable	(617)
Other receivables	112
Other non-current assets	11

(494)

47 OTHER INCOME

	2018	2017
Refund of import value-added tax, relating to the import of natural gas	5,908	3,146
Refund of value-added tax, relating to the change from business tax to value-added tax	2,528	3,059
Others	2,419	1,798

	10,855	8,003

48 INVESTMENT INCOME

	Group
	2018	2017
Gains on investments in other equity instruments	52	—
Gains on available-for-sale financial assets	—	53
Share of profit of associates and joint ventures	11,647	5,968
Gains on disposal of subsidiaries	45	613
Others	212	100

	11,956	6,734

	Company
	2018	2017
Gains on investments in other equity instruments	12	—
Gains on available-for-sale financial assets	—	32
Share of profit of associates and joint ventures	6,367	3,167
Dividends declared by subsidiaries	29,213	20,443
(Losses) / gains on disposal of subsidiaries	(158)	1,457
Others	33	116

	35,467	25,215

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

49 GAINS/(LOSSES) FROM ASSET DISPOSALS

	2018	2017	Amount recognised in non-recurring profit or loss in 2018
Gains/(losses) from disposal of fixed assets and oil and gas properties	179	(1,267)	179
Gains from disposal of construction in progress	4	5	4
Gains from disposal of intangible assets	321	107	321
Gains/(losses) from disposal of other long-term assets	169	(29)	169

	673	(1,184)	673

50 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2018	2017	Amount recognised in non-recurring profit or loss in 2018
Government grants	919	1,099	919
Other	2,294	2,513	2,294

	3,213	3,612	3,213

(b) Non-operating expenses

	2018	2017	Amount recognised in non-recurring profit or loss in 2018
Fines	226	259	226
Donation	341	351	341
Extraordinary loss	915	484	915
Damage or scrapping of non-current assets	16,938	3,672	16,938
Other	4,405	3,532	4,405

	22,825	8,298	22,825

51 TAXATION

	2018	2017
Income taxes	34,983	23,835
Deferred taxes	7,807	(7,540)

	42,790	16,295

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2018	2017
Profit before taxation	115,200	53,083
Tax calculated at a tax rate of 25%	28,800	13,271
Tax return true-up	554	1,275
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	4,414	693
Effect of preferential tax rate	(3,855)	(5,058)
Tax effect of income not subject to tax	(3,278)	(3,401)
Tax effect of expenses not deductible for tax purposes	8,278	5,018
Tax effect of temporary differences and losses unrecognised at deferred tax assets	7,877	4,497

Taxation	42,790	16,295

52 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2018 and 2017 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

53 OTHER COMPREHENSIVE INCOME

Other comprehensive income attributable to equity holders of the Company	December 31, 2017	Addition	Reduction	December 31, 2018

Items that will not be reclassified to profit or loss

Including:
Changes in fair value of investments in other equity instruments	389	16	(178)	227
Items that may be reclassified to profit or loss

Including:
Share of other comprehensive income of equity-accounted investee	266	239	(19)	486
Translation differences arising from translation of foreign currency financial statements	(28,045)	4,785	(9,807)	(33,067)

Others	(43)	—	—	(43)

Total	(27,433)	5,040	(10,004)	(32,397)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

54 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2018	2017
Operating income	2,353,588	2,015,890

Less: Changes in inventories of finished goods and work in progress	23,750	2,237

Raw materials and consumables used	(1,562,760)	(1,287,953)

Employee benefits expenses	(144,027)	(125,384)

Depreciation, depletion and amortisation expenses	(202,008)	(219,432)

Assets impairment losses	(34,589)	(26,054)

Credit losses	494	—

Lease expenses	(17,786)	(17,901)

Finance expenses	(18,480)	(21,648)

Other expenses	(263,370)	(261,986)

Operating profit	134,812	57,769

55 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	Group		Company
	2018	2017	2018	2017
Net profit	72,410	36,788	54,760	19,289

Add: Impairment of asset, net	34,589	26,054	9,815	14,745

Credit losses	(494)	—	(1,055)	—

Depreciation and depletion of fixed assets and oil and gas properties	191,926	209,913	114,029	136,235

Amortisation of intangible assets	4,627	4,379	3,755	3,529

Amortisation of long-term prepaid expenses	5,455	5,140	4,677	4,187

(Gains) / losses on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	(673)	1,176	(481)	1,158

Damage or scrapping of fixed assets and oil and gas properties	16,938	3,672	10,532	2,913

Capitalised exploratory costs charged to expense	8,579	9,455	7,823	6,687

Safety fund reserve	608	327	(130)	(289)

Finance expenses	18,583	19,507	15,686	17,077

Investment income	(11,956)	(6,734)	(35,467)	(25,215)

Decrease / (increase) in deferred taxation	7,807	(7,540)	5,442	(6,114)

(Increase) / decrease in inventories	(34,110)	1,141	(20,860)	1,720

(Increase) / decrease in operating receivables	(9,203)	(2,779)	15,238	24,784

Increase in operating payables	46,479	66,156	28,331	20,454

Net cash flows from operating activities	351,565	366,655	212,095	221,160

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Net (decrease)/increase in cash and cash equivalents

	Group		Company
	2018	2017	2018	2017
Cash at the end of the period	85,598	122,777	13,109	44,432
Less: Cash at the beginning of the period	(122,777)	(97,931)	(44,432)	(15,201)
Add: Cash equivalents at the end of the period	—	—	—	—
Less: Cash equivalents at the beginning of the period	—	—	—	—

(Decrease) / increase in cash and cash equivalents	(37,179)	24,846	(31,323)	29,231

(c) Cash and cash equivalents

	Group		Company
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cash at bank and on hand	95,133	136,121	15,309	44,432
Less: Time deposits with maturities over 3 months	(9,535)	(13,344)	(2,200)	—

Cash and cash equivalents at the end of the period	85,598	122,777	13,109	44,432

56 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2018 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	658,712	874,125	2,003,105	362,626	2,376	3,900,944

Less: Intersegment revenue	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Revenue from external customers	119,417	181,465	1,722,466	328,470	1,770	2,353,588

Segment expenses (i)	(416,634)	(367,340)	(1,304,504)	(73,815)	(16,537)	(2,178,830)

Segment result	114,388	48,634	450	25,670	(14,384)	174,758

Unallocated expenses						(39,946)

Operating profit						134,812

Segment assets	1,267,062	317,097	447,299	526,573	1,396,183	3,954,214

Other assets						24,759

Elimination of intersegment balances (ii)						(1,546,415)

Total assets						2,432,558

Segment liabilities	466,097	49,292	239,187	158,153	566,129	1,478,858

Other liabilities						99,766

Elimination of intersegment balances (ii)						(557,009)

Total liabilities						1,021,615

Depreciation, depletion and amortisation	(143,510)	(21,631)	(13,519)	(21,508)	(1,840)	(202,008)

Asset impairment losses	25,873	3,590	4,404	724	(2)	34,589

Credit losses	29	(7)	411	(932)	5	(494)

Capital expenditures	196,109	15,287	17,010	26,502	1,066	255,974

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2017 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533

Less: Intersegment revenue	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Segment expenses (i)	(399,745)	(322,846)	(1,113,275)	(66,237)	(13,866)	(1,915,969)

Segment result	26,020	53,454	9,312	23,107	(11,972)	99,921

Unallocated expenses						(42,152)

Operating profit						57,769

Segment assets	1,251,647	319,745	409,760	524,783	1,380,598	3,886,533

Other assets						26,724

Elimination of intersegment balances (ii)						(1,508,347)

Total assets						2,404,910

Segment liabilities	525,084	79,989	199,340	120,244	589,461	1,514,118

Other liabilities						70,098

Elimination of intersegment balances (ii)						(560,916)

Total liabilities						1,023,300

Depreciation, depletion and amortisation	(162,921)	(22,096)	(12,727)	(19,999)	(1,689)	(219,432)

Asset impairment losses	7,465	10,565	252	7,766	6	26,054

Credit losses	—	—	—	—	—	—

Capital expenditures	161,997	17,705	10,982	24,529	1,014	216,227

(i)	Segment expenses include operating costs, taxes and surcharges, selling expenses, general and administrative expenses, research and development expenses, other income.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2018	2017

Mainland China	1,516,969	1,294,516

Other	836,619	721,374

	2,353,588	2,015,890

Non-current assets (i)	December 31, 2018	December 31, 2017

Mainland China	1,779,264	1,731,418

Other	192,807	219,669

	1,972,071	1,951,087

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

57 FINANCIAL RISK MANAGEMENT

(1) Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings (Including debentures payable). The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

(b) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

The Group performs ongoing assessment of the credit quality of its customers, and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable and related provision for bad debts are presented in Note 8(b).

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

(2) Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2018 is 22.4% (December 31, 2017: 25.2%).

(3) Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2018 and 2017 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, notes and accounts receivable , other receivables, notes and accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 31 and Note 32, respectively.

The investment in other equity instruments are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

58 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	Limited liability company (wholly state-owned)	PRC	Wang Yilin

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2018		December 31, 2017
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	81.03	81.03	82.71	82.71

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate

China Petroleum Finance Co., Ltd. (“CP Finance”)	Associate

CNPC Captive Insurance Co., Ltd.	Associate

China National Aviation Fuel Group Limited	Associate

China Marine Bunker (PetroChina) Co., Ltd.	Joint venture

Arrow Energy Holdings Pty Ltd.	Joint venture

Trans-Asia Gas Pipeline Co., Ltd.	Joint venture

CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC

CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC

Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC

China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC

CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC

CNPC Material Company Co., Ltd.	Fellow subsidiary of CNPC

China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC

China National United Oil Corporation	Fellow subsidiary of CNPC

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement includes all the terms of the existing Comprehensive Products and Services Agreement.

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing On August 24, 2017, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,773 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 5,783. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. On August 24, 2017, the Company and CNPC entered into a New Buildings Leasing Contract which took effect on January 1, 2018. The Revised Buildings Leasing Contract was terminated on the effective date of the New Buildings Leasing Contract. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at rental payable approximately RMB 730. The New Building Leasing Contract will expire at Dec 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

	Notes	2018	2017
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	83,670	92,173
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	147,905	129,928
Fees for production services	(3)	151,504	146,012
Social services charges	(4)	3,330	3,659
Ancillary services charges	(5)	4,032	4,149
Material supply services	(6)	30,475	23,711
Financial services
Interest income	(7)	531	424
Interest expense	(8)	10,665	10,166
Other financial service expense	(9)	1,059	855
Rents and other payments made under financial leasing	(10)	829	835
Rental paid to CNPC	(11)	5,729	6,050
Purchases of assets from CNPC and its subsidiaries	(12)	1,195	1,643

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)

Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3)

Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and its fellow subsidiaries as of December 31, 2018 were RMB 22,434 (December 31, 2017: RMB 25,903 ).
(8)

The loans from CNPC and its fellow subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2018 were RMB 191,361(December 31, 2017: RMB 208,395).

(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.

(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2018	2017
(a) Sales of goods
- Crude Oil	6,897	3,452
- Refined products	22,837	22,534
- Chemical products	1,676	985
- Natural Gas	194	289
(b) Sales of services	34	33
(c) Purchases of goods	33,561	29,691
(d) Purchases of services	1,479	1,028

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2018, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 4,119 and the loans provided to the Company by its subsidiaries amounted to RMB 38,980 .

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2018	December 31, 2017
CNPC and its subsidiaries
Accounts receivable	9,948	9,021
Other receivables	5,005	4,792
Advances to suppliers	6,104	3,868
Other non-current assets	5,442	5,037

Associates and joint ventures
Accounts receivable	998	1,205
Advances to suppliers	339	327
Other current assets	7,852	5,794
Other non-current assets	11,069	9,811
Other receivables	10	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2018, the provisions for bad debts of the receivables from related parties amounted to RMB 7 (December 31, 2017: RMB 7 ).

As of December 31, 2018, the receivables from related parties represented 31% (December 31, 2017: 38%) of total receivables.

(b) Payables to related parties

	December 31, 2018	December 31, 2017
CNPC and its subsidiaries
Notes payable and Accounts payable	59,166	62,801
Other payables	4,602	2,159
Advances from customers	—	406
Contract liability	505	—
Other non-current liabilities	2,296	3,053

Associates and joint ventures
Notes payable and Accounts payable	638	494
Other payables	67	98
Advances from customers	—	43
Contract liability	63	—

As of December 31, 2018, the payables to related parties represented 19% (December 31, 2017: 21%) of total payables.

(8) Key management personnel compensation

	2018 RMB’000	2017 RMB’000
Key management personnel compensation	15,166	13,424

59 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2018 and 2017, the Group did not guarantee related parties or third parties any significant borrowings or others.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

60 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2018 and December 31, 2017 under non-cancellable operating leases are as follows:

	December 31, 2018	December 31, 2017

Within one year	12,664	11,519

Between one and two years	10,917	9,605

Between two and three years	9,561	9,363

Thereafter	194,793	198,898

	227,935	229,385

Operating lease expenses for the year ended December 31, 2018 was RMB 17,786 (2017: RMB 17,901).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

(2) Capital commitments

As of December 31, 2018, the Group’s capital commitments contracted but not provided for were RMB 41,989 (December 31, 2017: RMB 70,563).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 650 for the year ended December 31, 2018 (2017: RMB 609 ).

Pursuant to the prevailing policies, estimated annual payments for the next five years are as follows:

	December 31, 2018	December 31, 2017

Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2018 (All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2018	2017

Net losses on disposal of non-current assets	(16,258)	(4,850)

Government grants recognised in the income statement	919	1,099

Net gains on disposal of available-for-sale financial assets	—	11

Reversal of provisions for bad debts against receivables	1,370	37

Net gains arising from the disposal of the subsidiary	45	613

Other non-operating income and expenses	(3,593)	(2,143)

	(17,517)	(5,233)

Tax impact of non-recurring profit/loss items	3,781	1,175

Impact of non-controlling interests	126	73

Total	(13,610)	(3,985)

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 72,416 and RMB 72,410, respectively, with a difference of RMB 6; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,410,658 and RMB 1,410,943, respectively, with a difference of RMB 285. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED

(established in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of PetroChina Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 201 to 258, which comprise the consolidated statement of financial position as at December 31, 2018, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2018 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties

Refer to note 5(a) to the consolidated financial statements

The Key Audit Matter	How the matter was addressed in our audit

The estimation of oil and gas reserves is considered to be a significant risk due to the subjective nature of estimating oil and gas reserves and the pervasive impact on the consolidated financial statements, in particular in assessing potential impairment of oil and gas properties which are included within property, plant and equipment. Changes in oil and gas reserves will affect unit-of-production depreciation, depletion and amortisation (“DD&A”) for oil and gas properties.

Proved oil and gas reserves are the quantities of crude oil and natural gas which can be estimated with reasonable certainty and which are economically producible under existing economic conditions, operating methods and government regulations. The Group involved internal and external reserves specialists to estimate the proved oil and gas reserve volumes based on the reserves specialists’ assessment of the economic producibility of oil and gas reservoirs in accordance with recognised industry standards.

Our audit procedures to assess the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties included the following:
	•	assessing the competence, capabilities and objectivity of the Group’s internal and external reserves specialists;
	•	evaluating whether the methodology adopted by the reserves specialists to estimate the oil and gas reserves was consistent with recognised industry standards;
•

challenging the key assumptions adopted by the reserves specialists, including the crude oil and natural gas prices and operating costs based on which the economic producibility of oil and gas reservoirs was determined by comparison with historical crude oil and natural gas selling prices and operating costs;

•

comparing the oil and gas reserves estimates adopted in assessing potential impairment of oil and gas properties, including the identification of impairment indicators and the future production profiles used in the discounted cash flow forecasts, with the reserves specialists’ reports;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties (continued)

Refer to note 5(a) to the consolidated financial statements

The Key Audit Matter	How the matter was addressed in our audit

When management reviewed oil and gas properties, which comprise different cash- generating units (“CGUs”), for indicators of possible impairment, significant decline in oil and gas reserve volumes was viewed as one of the events or changes in circumstances which could indicate that the carrying amounts of certain CGUs may not be recoverable. For those CGUs where indicator of impairment was identified, management estimated the value in use of each CGU by using a discounted cash flow forecast, which was prepared based on the future production profiles with reference to the oil and gas reserve volumes, to determine the amount of impairment, if any.

We identified assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties as a key audit matter because there is inherent uncertainty in estimating oil and gas reserves which could have a significant impact on the consolidated financial statements.

•   comparing the oil and gas reserves estimates adopted in the unit-of-production DD&A calculation sheet with the reserves specialists’ reports; and

•   comparing the Group’s proved oil and gas reserve volumes at December 31, 2018 and 2017 and making enquiries of the reserves specialists and management as to the reasons for any significant changes.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited

Refer to note 22 to the consolidated financial statements and the accounting policy 3(h) on page 210

The Key Audit Matter	How the matter was addressed in our audit

As at December 31, 2018, goodwill, which amounted to RMB 42,273 million, mainly arose from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”).

Management performs an annual impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGUs containing the Pipeline Goodwill with its recoverable amount by using a discounted cash flow forecast to determine if any impairment is required.

Our audit procedures to assess impairment of the Pipeline Goodwill included the following:
•

assessing management’s identification of CGUs to which the Pipeline Goodwill was allocated, the allocation of other assets to that CGUs and assessing the methodology applied by management in the preparation of the discounted cash flow forecast with reference to the requirements of the prevailing accounting standards;

•

evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast cost of sales, and forecast other operating expenses, and by taking into account our understanding, experience and knowledge of the pipeline industry and the Group’s future business plans;

•

comparing the forecast revenue, forecast cost of sales and forecast other operating expenses included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess how accurate the prior year’s forecast was, making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)

Refer to note 22 to the consolidated financial statements and the accounting policy 3(h) on page 210
The Key Audit Matter	How the matter was addressed in our audit

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating long term revenue growth rates and in determining the discount rate applied.

We identified assessing impairment of the Pipeline Goodwill as a key audit matter because the impairment assessment prepared by management is complex and contains certain judgemental assumptions, in particular in respect of the long term revenue growth rates and the discount rate applied, which could be subject to management bias in their selection.

•

engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

	•	comparing the long term revenue growth rates adopted in the discounted cash flow forecast with those of comparable companies and external market data;
•

obtaining from management sensitivity analyses for both the discount rate and long term revenue growth rates adopted in the discounted cash flow forecast and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•

considering the disclosures in the consolidated financial statements in respect of the impairment assessment of the Pipeline Goodwill and the key assumptions adopted with reference to the requirements of the prevailing accounting standards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Choi Chung Chuen.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 21, 2019

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2018

(Amounts in millions)

	Notes	2018	2017 Note
		RMB	RMB
REVENUE	6	2,353,588	2,015,890

OPERATING EXPENSES
Purchases, services and other		(1,539,010)	(1,285,716)
Employee compensation costs	8	(144,027)	(125,384)
Exploration expenses, including exploratory dry holes		(18,726)	(23,884)
Depreciation, depletion and amortisation		(231,929)	(237,375)
Selling, general and administrative expenses		(73,986)	(77,042)
Taxes other than income taxes	9	(217,267)	(198,022)
Other expenses net		(7,646)	(745)

TOTAL OPERATING EXPENSES		(2,232,591)	(1,948,168)

PROFIT FROM OPERATIONS		120,997	67,722

FINANCE COSTS
Exchange gain		12,475	8,217
Exchange loss		(11,330)	(9,311)
Interest income		3,769	2,901
Interest expense	10	(22,352)	(22,408)

TOTAL NET FINANCE COSTS		(17,438)	(20,601)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		11,647	5,968

PROFIT BEFORE INCOME TAX EXPENSE	7	115,206	53,089
INCOME TAX EXPENSE	12	(42,790)	(16,296)

PROFIT FOR THE YEAR		72,416	36,793

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Item that will not be reclassified to profit or loss
Fair value loss from financial assets measured at fair value through other comprehensive income		(201)	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		(2,667)	(431)
Fair value loss from available-for-sale financial assets, net of tax		—	(608)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		220	(326)

OTHER COMPREHENSIVE INCOME, NET OF TAX		(2,648)	(1,365)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		69,768	35,428

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		52,591	22,798
Non-controlling interests		19,825	13,995

		72,416	36,793

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		47,627	23,685
Non-controlling interests		22,141	11,743

		69,768	35,428

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.29	0.12

The accompanying notes are an integral part of these financial statements.

Note :	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2018

(Amounts in millions)

	Notes	2018	2017 Note
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,705,901	1,702,813
Investments in associates and joint ventures	17	89,362	81,159
Available-for-sale financial assets	18	—	1,917
Financial assets measured at fair value through other comprehensive income	19	738	—
Advance operating lease payments	21	78,240	73,896
Intangible and other non-current assets	22	98,298	92,941
Deferred tax assets	33	23,498	26,724
Time deposits with maturities over one year		3,101	—

TOTAL NON-CURRENT ASSETS		1,999,138	1,979,450

CURRENT ASSETS
Inventories	23	174,586	144,669
Accounts receivable	24	58,507	53,143
Prepayments and other current assets	25	88,594	72,014
Notes receivable	26	16,308	19,215
Time deposits with maturities over three months but within one year		9,535	13,344
Cash and cash equivalents	27	85,598	122,777

TOTAL CURRENT ASSETS		433,128	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	28	297,828	343,819
Contract liabilities	29	68,076	—
Income taxes payable		5,728	9,533
Other taxes payable		77,016	47,898
Short-term borrowings	30	137,738	175,417

TOTAL CURRENT LIABILITIES		586,386	576,667

NET CURRENT LIABILITIES		(153,258)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,845,880	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	31	183,021	183,021
Retained earnings		732,182	712,437
Reserves	32	299,083	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,214,286	1,193,520
NON-CONTROLLING INTERESTS		196,372	187,799

TOTAL EQUITY		1,410,658	1,381,319

NON-CURRENT LIABILITIES
Long-term borrowings	30	269,422	289,858
Asset retirement obligations	34	132,780	131,546
Deferred tax liabilities	33	17,015	12,660
Other long-term obligations		16,005	12,562

TOTAL NON-CURRENT LIABILITIES		435,222	446,626

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,845,880	1,827,945

The accompanying notes are an integral part of these financial statements.

Note :	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

(Amounts in millions)

	2018	2017 Note
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	72,416	36,793
Adjustments for:
Income tax expense	42,790	16,296
Depreciation, depletion and amortisation	231,929	237,375
Capitalised exploratory costs charged to expense	8,579	9,455
Safety fund reserve	608	327
Share of profit of associates and joint ventures	(11,647)	(5,968)
Provision for impairment of receivables, net	15	3,254
Write down in inventories, net	4,078	1,069
Impairment of other non-current assets	77	3,784
Loss on disposal of property, plant and equipment	16,759	4,939
Gain on disposal of other non-current assets	(501)	(108)
Gain on disposal of subsidiaries	(45)	(613)
Dividend income	(52)	—
Interest income	(3,769)	(2,901)
Interest expense	22,352	22,408
Changes in working capital:
Accounts receivable, prepayments and other current assets	(9,203)	(2,779)
Inventories	(34,110)	1,141
Accounts payable and accrued liabilities	49,177	65,229
Contract liabilities	900	—

CASH FLOWS GENERATED FROM OPERATIONS	390,353	389,701
Income taxes paid	(38,788)	(23,046)

NET CASH FLOWS FROM OPERATING ACTIVITIES	351,565	366,655

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2018

(Amounts in millions)

	2018	2017 Note
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(267,220)	(229,239)
Acquisition of investments in associates and joint ventures	(2,911)	(3,901)
Acquisition of financial assets measured at fair value through other comprehensive income	(2)	—
Acquisition of available-for-sale financial assets	—	(16)
Prepayments on long-term operating leases	(3,856)	(3,928)
Acquisition of intangible assets and other non-current assets	(4,668)	(3,837)
Payments to non-controlling interests due to acquisition of subsidiaries	(16)	(1,106)
Proceeds from disposal of property, plant and equipment	1,616	1,146
Proceeds from disposal of other non-current assets	224	921
Interest received	2,953	2,227
Dividends received	5,438	7,181
Decrease/ (increase) in time deposits with maturities over three months	710	(12,994)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(267,732)	(243,546)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(634,987)	(578,129)
Repayments of long-term borrowings	(119,240)	(195,984)
Interest paid	(19,026)	(19,590)
Dividends paid to non-controlling interests	(15,207)	(12,621)
Dividends paid to owners of the Company	(27,369)	(19,626)
Payments to non-controlling interests due to capital reduction of subsidiaries	(86)	—
Increase in short-term borrowings	601,689	601,862
Increase in long-term borrowings	88,500	128,390
Capital contribution from non-controlling interests	2,211	1,470
Decrease in other long-term obligations	—	(497)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(123,515)	(94,725)

TRANSLATION OF FOREIGN CURRENCY	2,503	(3,538)

(Decrease)/ increase in cash and cash equivalents	(37,179)	24,846
Cash and cash equivalents at beginning of the year	122,777	97,931

Cash and cash equivalents at end of the year	85,598	122,777

The accompanying notes are an integral part of these financial statements.

Note :	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2018

(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2017	183,021	711,197	294,806	1,189,024	183,711	1,372,735

Profit for the year ended December 31, 2017	—	22,798	—	22,798	13,995	36,793

Other comprehensive income for the year ended December 31, 2017	—	—	887	887	(2,252)	(1,365)

Special reserve-safety fund reserve	—	—	178	178	149	327

Transfer to reserves	—	(1,929)	1,929	—	—	—

Dividends	—	(19,626)	—	(19,626)	(10,404)	(30,030)

Transaction with non-controlling interests in subsidiaries	—	—	289	289	649	938

Capital contribution from non-controlling interests	—	—	—	—	2,584	2,584

Other	—	(3)	(27)	(30)	(633)	(663)

Balance at December 31, 2017	183,021	712,437	298,062	1,193,520	187,799	1,381,319

Balance at January 1, 2018 Note	183,021	712,437	298,062	1,193,520	187,799	1,381,319

Profit for the year ended December 31, 2018	—	52,591	—	52,591	19,825	72,416

Other comprehensive income for the year ended December 31, 2018	—	—	(4,964)	(4,964)	2,316	(2,648)

Special reserve-safety fund reserve	—	—	465	465	143	608

Transfer to reserves	—	(5,476)	5,476	—	—	—

Dividends	—	(27,369)	—	(27,369)	(15,423)	(42,792)

Equity transactions with non-controlling interests in subsidiaries	—	—	13	13	(24)	(11)

Capital contribution from non-controlling interests	—	—	—	—	2,300	2,300

Disposal of subsidiaries	—	—	—	—	(879)	(879)

Other	—	(1)	31	30	315	345

Balance at December 31, 2018	183,021	732,182	299,083	1,214,286	196,372	1,410,658

The accompanying notes are an integral part of these financial statements.

Note :	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. was renamed (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 40).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 20.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Joint ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 40), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following estimated useful lives, estimated residual value ratios and annual depreciation rates for depreciation purposes:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment, including oil and gas properties (Note 3(g)), are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i) Financial instruments

(a) Recognition and initial measurement

Accounts receivable and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a accounts receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. An accounts receivable without a significant financing component is initially measured at the transaction price.

(b) Classification and subsequent measurement

Financial assets – Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cashflows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

For the purposes of this assessment whether contractual cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Detailed accounting policies for subsequent measurement of financial assets are set out below:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets – Policy applicable before January 1, 2018

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position.

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in profit or loss.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in OCI. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of comprehensive income within “other income, net” in the period in which they arise.

(c) Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(d) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(j) Impairment for financial assets

Policy applicable from January 1, 2018

The Group recognises loss allowances for expected credit losses (“ECLs”) on:

•	financial assets measured at amortised cost;

•	debt investments measured at FVOCI; and

•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the financial assets for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured as 12-month ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.

Loss allowances for accounts receivable are always measured at an amount equal to lifetime ECLs. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortised cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Impairment losses on trade and other receivables are presented under ‘Selling, general and administrative expenses’, similar to the presentation under IAS 39, and not presented separately in the statement of profit or loss and OCI due to materiality considerations.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Policy applicable before January 1, 2018

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows. For accounts receivable, the provision of impairment is established if there is objective evidence that the Group will not be able to collect amount due according to the original terms of the receivables. The factors the Group considers when assessing whether an accounts receivable

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(k) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the Ministry of Natural Resources to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

(l) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(m) Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (Note 3(l)), property, plant and equipment (Note 3(f)), oil and gas properties (Note 3(g)) or intangible assets (Note 3(h)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract are capitalised when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered.

Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised.

(n) Contract assets and contract liabilities

A contract asset is recognised when the Group recognises revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECLs in accordance with the policy set out in Note 3(j) and are reclassified to receivables when the right to the consideration has become unconditional (Note 3(o)).

A contract liability is recognised when the customer pays consideration before the Group recognises the related revenue. A contract liability would also be recognised if the Group has an unconditional right to receive consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (Note 3(o)).

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (Note 3(t)).

(o) Accounts receivable

Accounts receivable are recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due (Note 3(n)).

Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (Note 3(j)).

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(q) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Interest expense is recognised in accordance with the Group’s accounting policy for borrowing costs.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(s) Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 “Income Taxes”.

(t) Interest income and interest expense

Interest income or expense is recognised using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(u) Taxation

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(a) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b) Deferred tax

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

(c) Taxes other than income tax

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy (Note 9), urban construction tax and education surcharges.

(v) Revenue recognition

Income is classified by the Group as revenue when it arises from the sale of goods, the provision of services in the ordinary course of the Group’s business.

Revenue is recognised when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component more than 12 months, interest income is accrued or interest expense is accrued separately under the effective interest method. The Group does not adjust the consideration for any effects of a significant financing component if the period of financing is 12 months or less.

(w) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

Provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(x) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(y) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(z) Related parties

(a) A person, or a close member of that person’s family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group’s parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(aa) New accounting standards developments

(a) New and amended standards adopted by the Group

The Group has initially adopted IFRS 15 and IFRS 9 from January 1, 2018. A number of other new standards are effective from January 1, 2018 but they do not have a material effect on the Group’s financial statements.

Due to the transition methods chosen by the Group in applying these standards, comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

(i) IFRS 15 “Revenue from contracts with customers”

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 “Revenue” (“IAS 18”), IAS 11 “Construction Contracts” (“IAS 11”) and related interpretations. Under IFRS 15, revenue is recognised when a customer obtains control of the goods or services. Determing the timing of the transfer of contract – at point time or over time – requires judgement.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The impacts of adopting IFRS 15 on the Group’s statement of financial position as at December 31, 2018 was that the advances from customers for transfer of goods (or rendering of services) is transferred out from “Advances from customers” as previously included in “Accounts payable and accrued liabilities” to “Contract liabilities”. There was no material impact on the Group’s statement of comprehensive income and statement of cash flows for the year ended December 31, 2018.

(ii) IFRS 9 “Financial Instruments”

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”).

Expected impacts of the new requirements on the Group’s financial statements are as follow:

Classification and measurement of financial assets and financial liabilities

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

As for the classification and measurement of financial instruments, financial assets used to be carried at amortized costs and those at FVTPL shall continue to maintain their existing classification and measurement methods after adopting

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

IFRS 9. As for the non-trading equity instrument investments used to be classified as “Available-for-sale financial assets”, the Group chooses to irrevocably designate them as carried at FVOCI (not to be carried forward into current profit or loss in the future).

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. The new impairment model applies to financial assets measured at amortised cost, debt investments at FVOCI and contract assets.

Subject to the new standards on financial instruments, the Group has made an assessment on the gap between the original carrying amount and the carrying amount at the date of adoption of the new standards. The adoption of the new standard exerts no material impact on the retained earnings and other comprehensive income as at January 1, 2018.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except the Group has used an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. There is no differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at January 1, 2018.

(b) Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Of those standards that are not yet effective, IFRS 16 is expected to have a material impact on the Group’s financial statements in the period of initial application.

(i) IFRS 16 “Leases”

The Group is required to adopt IFRS 16 Leases from January 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below. The actual impacts of adopting the standard on January 1, 2019 may change because:

•	the Group has not finalised the testing and assessment of controls over its new IT systems; and

•	the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

IFRS 16 replaces existing leases guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Leases in which the Group is a lessee

The Group will recognise new assets and liabilities for its operating leases of land, buildings and equipment. The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

In addition, the Group will no longer recognise provisions for operating leases that it assesses to be onerous as described in Note 3(w). Instead, the Group will include the payments due under the lease in its lease liability.

No significant impact is expected for the Group’s finance leases.

Based on the information currently available, the Group estimates that it will recognise additional lease liabilities of at least RMB 100,000 as at January 1, 2019.

Transition

The Group plans to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 30.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 24. The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2018.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

			Impairment provision on provision matrix basis
	Gross carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
	RMB	RMB	%	RMB	RMB
Current (not past due)	55,957	50	0.1%	80	130
Within 1 year past due	2,067	80	0.5%	9	89
1 to 2 years past due	496	52	7.4%	33	85
2 to 3 years past due	723	547	35.2%	62	609
Over 3 years past due	3,317	2,830	63.7%	310	3,140

Total	62,560	3,559		494	4,053

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s borrowings based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 30.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2018 is 22.4% (December 31, 2017: 25.2%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2018 and 2017 are disclosed in the respective accounting policies.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, notes receivable, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 30.

The equity investments that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into level 1 of the fair value hierarchy which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognised in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in future, the Group may either over or under recognise the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

6	REVENUE

Revenue mainly represents revenues from the sale of crude oil, natural gas, refined products and chemical products. The revenue information for the year ended December 31, 2018 is as follows:

Type of Category	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Type of goods and services
Crude oil	477,512	—	440,560	—	—	918,072
Natural gas	104,927	—	222,387	256,810	—	584,124
Refined products	21,276	702,572	1,315,959	—	—	2,039,807
Chemical products	—	164,229	—	—	—	164,229
Pipeline transportation business	—	—	—	70,068	—	70,068
Non-oil sales in gas stations	—	—	22,274	—	—	22,274
Others	54,768	7,153	1,722	35,545	2,372	101,560
Intersegment elimination	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Revenue from contracts with customers	119,188	181,294	1,722,263	328,267	1,766	2,352,778

Other revenue						810

Total						2,353,588

Geographical Region
Mainland China	41,791	181,294	963,061	328,267	1,766	1,516,179
Others	77,397	—	759,202	—	—	836,599

Revenue from contracts with customers	119,188	181,294	1,722,263	328,267	1,766	2,352,778

Other revenue						810

Total						2,353,588

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2018	2017
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from financial assets measured at fair value through other comprehensive income	52	—
Dividend income from available-for-sale financial assets	—	42
Reversal of provision for impairment of receivables	1,370	37
Reversal of write down in inventories	77	49
Government grants (i)	11,774	9,102
Gain on disposal of investment in subsidiaries	45	613

Charged
Amortisation of intangible and other assets	4,894	4,495
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,805,656	1,560,361
Provision for impairment of receivables	1,385	3,291
Loss on disposal of property, plant and equipment	16,759	4,939
Operating lease expenses	20,180	20,073
Research and development expenses	14,093	12,323
Write down in inventories	4,155	1,118

(i)

Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government and value-added tax refund upon levy for pipeline transportation service over which portion of value-added tax actual tax burden exceeds 3%. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(ii)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 52 paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2017: RMB 52).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2018	2017
	RMB	RMB
Wages, salaries and allowances	95,492	82,639
Social security costs	48,535	42,745

	144,027	125,384

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 35).

9	TAXES OTHER THAN INCOME TAXES

	2018	2017
	RMB	RMB
Consumption tax	149,455	142,708
Resource tax	24,339	18,000
Crude oil special gain levy	4,750	—
Other	38,723	37,314

	217,267	198,022

10	INTEREST EXPENSE

	2018	2017
	RMB	RMB
Interest on
Bank loans	2,044	1,569
Other loans	16,037	17,394
Accretion expense (Note 34)	5,678	5,453
Less: Amounts capitalised	(1,407)	(2,008)

	22,352	22,408

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost was 4.28% per annum for the year ended December 31, 2018 (2017: 4.28 % per annum).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2018 and 2017 are as follows:

	2018				2017
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin	—	—	—	—	—

Vice chairmen:
Mr. Zhang Jianhua(i)	—	553	80	633	—
Mr. Wang Dongjin(ii)	—	373	36	409	823

Executive directors:
Mr. Zhao Zhengzhang(iii)	—	—	—	—	159
Mr. Hou Qijun(iii)	—	740	148	888	648

Non-executive directors:
Mr. Yu Baocai(iv)	—	—	—	—	—
Mr. Shen Diancheng(v)	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—
Mr. Liu Hongbin	—	—	—	—	—
Mr. Duan Liangwei(v)	—	—	—	—	—
Mr. Qin Weizhong(v)	—	—	—	—	—
Mr. Chen Zhiwu(vi)	—	—	—	—	—
Mr. Richard H. Matzke(vi)	—	—	—	—	—
Mr. Lin Boqiang	365	—	—	365	250
Mr. Zhang Biyi	399	—	—	399	250
Ms. Elsie Leung Oi-sie(vi)	334	—	—	334	220
Mr. Tokuchi Tatsuhito(vi)	334	—	—	334	226
Mr. Simon Henry(vi)	340	—	—	340	213

	1,772	—	—	1,772	1,159

Supervisors:
Mr. Xu Wenrong(vii)	—	—	—	—	—
Mr. Guo Jinping(vii)	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—
Mr. Li Qingyi(vii)	—	—	—	—	—
Mr. Jia Yimin(vii)	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—
Mr. Lu Yaozhong(vii)	—	—	—	—	—
Mr. Wang Liang(viii)	—	—	—	—	—
Mr. Yang Hua(vii)	—	—	—	—	250
Mr. Fu Suotang(vii)	—	877	90	967	571
Mr. Li Jiamin	—	778	72	850	810
Mr. Liu Xianhua	—	675	68	743	733
Mr. Li Wendong	—	847	113	960	884

	—	3,177	343	3,520	3,248

	1,772	4,843	607	7,222	6,037

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i)	Mr. Zhang Jianhua was elected as the president and executive director from June 5, 2018. Mr. Zhang Jianhua ceased being the president and executive director from November 14, 2018.
(ii)	Mr. Wang Dongjin ceased being the president and executive director from April 2, 2018.
(iii)

Mr. Zhao Zhengzhang ceased being the executive director from June 8, 2017. Mr. Hou Qijun was elected as the executive director from June 8, 2017. Mr. Hou Qijun was elected as the president from March 21, 2019.

(iv)	Mr. Yu Baocai ceased being the non-executive director from June 7, 2018.
(v)	Mr. Shen Diancheng ceased being the non-executive director from June 8, 2017. Mr. Duan Liangwei and Mr. Qin Weizhong were elected as the non-executive directors from June 8, 2017.
(vi)

Mr. Chen Zhiwu and Mr. Richard H. Matzke ceased being the independent non-executive directors from June 8, 2017. Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as the independent non-executive directors from June 8, 2017.

(vii)

Mr. Xu Wenrong ceased being the non-executive director from June 8, 2017. Mr. Xu Wenrong was elected as the Chairman of the Supervisory Committee and Mr. Lu Yaozhong was elected as the supervisor from June 8, 2017. Mr. Guo Jinping, Mr. Li Qingyi and Mr. Jia Yimin ceased being the supervisors from June 8, 2017. Mr. Yang Hua ceased being the staff supervisor from June 8, 2017. Mr. Fu Suotang were elected as the staff supervisor June 8, 2017.

(viii)	Mr. Wang Liang was elected as the supervisor from October 26, 2017.
(ix)	The emoluments above are all pre-tax amounts.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2018. (2017: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2017.)

The five highest paid individuals in the Company for the year ended December 31, 2018 include one supervisor whose emolument is reflected in the analysis shown above and the note; and four senior managements whose allowances and other benefits were RMB 0.912, RMB 0.899, RMB 0.866 and RMB 0.847, respectively, and whose contribution to retirement benefit scheme were RMB 0.148, RMB 0.148, RMB 0.148 and RMB 0.148, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2017 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.823, RMB 0.823 and RMB 0.732, respectively, and whose contribution to retirement benefit scheme were RMB 0.127, RMB 0.127 and RMB 0.127, respectively.

During 2018 and 2017, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

12	INCOME TAX EXPENSE

	2018	2017
	RMB	RMB

Current taxes	34,983	23,835

Deferred taxes (Note 33)	7,807	(7,539)

	42,790	16,296

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2018	2017
	RMB	RMB

Profit before income tax expense	115,206	53,089

Tax calculated at a tax rate of 25%	28,802	13,272
Tax return true-up	554	1,275
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	4,414	693
Effect of preferential tax rate	(3,855)	(5,058)
Tax effect of income not subject to tax	(3,278)	(3,401)
Tax effect of expenses not deductible for tax purposes	8,278	5,018
Tax effect of temporary differences and losses unrecognised as deferred tax assets	7,875	4,497

Income tax expense	42,790	16,296

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 52,591 for the year ended December 31, 2018 (2017: RMB 22,798 ).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2018 and 2017 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

15	DIVIDENDS

	2018	2017
	RMB	RMB

Interim dividends attributable to owners of the Company for 2018 (a)	16,252	—

Proposed final dividends attributable to owners of the Company for 2018 (b)	16,472	—

Interim dividends attributable to owners of the Company for 2017 (c)	—	12,676

Final dividends attributable to owners of the Company for 2017 (d)	—	11,117

	32,724	23,793

(a)

Interim dividends attributable to owners of the Company in respect of 2018 of RMB 0.08880 yuan per share amounting to a total of RMB 16,252. The dividends were not paid before June 30, 2018 and were not recognised as liability as of June 30, 2018, as they were declared after the date of the statement of financial position. The dividends were paid on September 21, 2018 (A shares) and November 1, 2018 (H shares).

(b)

At the 1st meeting of the Board in 2019, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2018 of RMB 0.09 yuan per share amounting to a total of RMB 16,472. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2018 when approved at the forthcoming Annual General Meeting.

(c)

Interim dividends attributable to owners of the Company in respect of 2017 of RMB 0.06926 yuan per share amounting to a total of RMB 12,676 . The dividends were not paid before June 30, 2017 and were not recognised as liability as of June 30, 2017, as they were declared after the date of the statement of financial position. The dividends were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2017 of RMB 0.06074 yuan per share amounting to a total of RMB 11,117 and were paid on June 21, 2018 (A shares) and July 26, 2018 (H shares).

(e)

Final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957 were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2018	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	226,107	2,011,329	1,058,011	28,990	32,631	199,873	3,556,941

Additions	650	10,217	3,584	1,113	649	238,691	254,904

Transfers	15,880	146,012	42,223	—	1,539	(205,654)	—

Disposals or write offs	(6,415)	(57,281)	(12,425)	(2,184)	(506)	(8,579)	(87,390)

Currency translation differences	(90)	3,089	373	(8)	(233)	2,263	5,394

At end of the year	236,132	2,113,366	1,091,766	27,911	34,080	226,594	3,729,849

Accumulated depreciation and impairment
At beginning of the year	(93,765)	(1,199,741)	(519,089)	(20,296)	(18,230)	(3,007)	(1,854,128)

Charge for the year and others	(9,995)	(131,023)	(49,281)	(1,629)	(1,875)	—	(193,803)

Impairment charge	(759)	(19,856)	(3,937)	(37)	(2,066)	(3,270)	(29,925)

Disposals or write offs or transfers	4,095	42,218	9,923	1,676	358	55	58,325

Currency translation differences	78	(4,505)	(52)	10	99	(47)	(4,417)

At end of the year	(100,346)	(1,312,907)	(562,436)	(20,276)	(21,714)	(6,269)	(2,023,948)
Net book value
At end of the year	135,786	800,459	529,330	7,635	12,366	220,325	1,705,901

Year Ended December 31, 2017	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621

Additions	1,042	9,193	3,995	824	528	204,159	219,741

Transfers	13,913	124,257	75,284	—	10,506	(223,960)	—

Disposals or write offs	(3,280)	(21,746)	(11,061)	(1,032)	(441)	(9,455)	(47,015)

Currency translation differences	(278)	(9,588)	(1,039)	(29)	(230)	(242)	(11,406)

At end of the year	226,107	2,011,329	1,058,011	28,990	32,631	199,873	3,556,941

Accumulated depreciation and impairment
At beginning of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)

Charge for the year and others	(9,968)	(150,178)	(49,509)	(1,754)	(1,857)	—	(213,266)

Impairment charge	(659)	(3,961)	(10,300)	(3)	(2,715)	(309)	(17,947)

Disposals or write offs or transfers	2,075	11,426	9,663	921	(1,699)	3,664	26,050

Currency translation differences	110	6,472	532	7	12	(22)	7,111

At end of the year	(93,765)	(1,199,741)	(519,089)	(20,296)	(18,230)	(3,007)	(1,854,128)
Net book value
At end of the year	132,342	811,588	538,922	8,694	14,401	196,866	1,702,813

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Group’s exploration and production segment determines whether there are any indications of impairment for the oil blocks according to the Group’s guidance of identification of impairment indications for oil and gas properties, performs the impairment tests on those oil blocks with indications of impairment, and reports the results to the Group’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests have been submitted to the Group’s management for review and approval. The Group recorded impairment losses amounting to RMB 19,856 and RMB 2,904 related to oil and gas properties and construction in progress respectively under the exploration and production segment for the year ended December 31, 2018 (2017: RMB 3,961 related to oil and gas properties under the exploration and production segment) due to the higher production costs and significant drop in the economic benefits of certain oil blocks at the late stage of production. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2018, the after-tax discount rates adopted by most oil blocks of the Group ranged from 7.3% to 11.5% (2017: 7.6% to 11.0% ).

The Group recorded impairment losses amounting to RMB 3,937 for the year ended December 31, 2018 (2017: RMB 10,300) related to petrochemical and refinery production facilities. The impairment of these properties is mainly due to the higher production cost and MTBE and etherification plant discontinued in accordance with the national regulations for promoting ethanol for vehicle fuel. The carrying amount of these assets has been reduced to the recoverable amount.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2018 and 2017.

	2018	2017
	RMB	RMB
At beginning of the year	22,843	21,421

Additions to capitalised exploratory well costs pending the determination of proved reserves	28,045	25,165

Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(15,404)	(14,288)

Capitalised exploratory well costs charged to expense	(8,579)	(9,455)

At end of the year	26,905	22,843

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2018	December 31, 2017
	RMB	RMB
One year or less	17,542	15,231

Over one year	9,363	7,612

Balance at December 31	26,905	22,843

Capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

	Country of	Registered		Interest Held
Name	Incorporation	Capital	Principal Activities	Direct %	Indirect %

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Petroleum Finance Co., Ltd.	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

Dividends received or receivable from associates and joint ventures were RMB 6,558 in 2018 (2017: RMB 7,034 ).

In 2018, investments in associates and joint ventures of RMB 207 (2017: RMB 96) were disposed of, resulting in a gain of RMB 7 (2017: a gain of RMB 6).

In 2018, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 8,996 (2017:RMB 3,235) and RMB 480 (2017: loss of RMB 845), respectively.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	32.00	32.00	49.00	49.00

Current assets	4,833	5,326	173,948	169,389	10,493	9,386

Non-current assets	3,880	4,141	285,805	309,481	2,928	2,764

Current liabilities	10,013	12,108	378,472	394,064	7,184	6,097

Non-current liabilities	84	333	16,317	24,977	—	1

Net (liabilities) / assets	(1,384)	(2,974)	64,964	59,829	6,237	6,052

Group’s share of net assets	—	—	20,788	19,145	3,056	2,965

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	21,137	19,494	3,056	2,965

Summarised statement of comprehensive income and dividends received by the Group are as follow:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2018	2017	2018	2017	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	37,385	27,716	8,520	8,520	706	654

Profit for the year	1,558	2,602	7,554	7,286	315	364

Other comprehensive income	—	—	651	(1,395)	—	1

Total comprehensive income	1,558	2,602	8,205	5,891	315	365

Group’s share of total comprehensive income	—	—	2,626	1,885	154	179

Dividends received by the Group	—	—	983	815	63	27

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest in Joint Ventures

Summarised statement of financial position as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,893	1,942	24,162	25,429	34,584	31,527

Current assets	7,313	6,449	627	540	3,330	3,957

Including: cash and cash equivalents	1,368	1,277	95	91	81	3,955

Non-current liabilities	152	232	19,772	21,569	2,100	2,100

Including: Non-current financial liabilities excluding trade and other payables and provisions	20	—	16,604	17,890	2,100	2,100

Current liabilities	6,091	5,309	4,624	583	267	343

Including: Current financial liabilities excluding trade and other payables and provisions	3,796	1,894	4,169	192	—	—

Net assets	2,963	2,850	393	3,817	35,547	33,041

Net assets attributable to owners of the Company	2,702	2,630	393	3,817	35,547	33,041

Group’s share of net assets	1,351	1,315	197	1,909	17,774	16,521

Elimination of transactions with the Group	—	—	(58)	(52)	—	—

Carrying amount of interest in joint ventures	1,351	1,315	139	1,857	17,774	16,521

Summarised statement of comprehensive income as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	2018	2017	2018	2017	2018	2017
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	43,924	31,770	1,529	1,449	14	16

Depreciation, depletion and amortisation	(90)	(93)	(825)	(883)	(4)	(3)

Interest income	18	12	2	2	59	65

Interest expense	(96)	(39)	(1,285)	(1,300)	(46)	(43)

Income tax expense	(37)	(44)	—	—	10	—

Net profit / (loss)	126	116	(1,897)	(5,518)	1,931	4,612

Total comprehensive income	151	87	(3,435)	(3,445)	2,505	4,502

Group’s share of total comprehensive income	76	43	(1,718)	(1,723)	1,253	2,251

Dividends received by the Group	8	—	—	—	—	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

December 31, 2017
RMB
Available-for-sale financial assets	2,251

Less: Impairment losses	(334)

1,917

“Available-for-sale financial assets” were reclassified as “Financial assets measured at fair value through other comprehensive income” upon the initial adoption of IFRS 9 at January 1, 2018 (see Note 3(aa)(a)(ii)).

19	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

December 31, 2018
RMB
China Pacific Insurance (Group) Co.,Ltd.	139

Chengdu Huaqi Houpu Holding Co.,Ltd.	114

Other items	485

738

The above equity investments are planned to be held for a long term by the Group for strategic purpose, the Group designates them as financial assets at fair value through other comprehensive income. “Available-for-sale financial assets” were reclassified as “Financial assets measured at fair value through other comprehensive income” upon the initial adoption of IFRS 9 at January 1, 2018 (see Note 3(aa)(a)(ii)). Dividends amounting to RMB 52 were received on these investments during the year ended December 31, 2018.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

20	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Registered Capital	Type of Legal Entity	Attributable Equity Interest%	Voting Rights%	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592 million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd.	PRC	80,000	Limited liability company	72.26	72.26	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)

The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	72.26	72.26

Current assets	21,463	24,722	4,604	2,882

Non-current assets	166,155	133,328	224,163	232,842

Current liabilities	14,525	13,273	7,531	6,059

Non-current liabilities	25,967	13,211	6,095	8,408

Net assets	147,126	131,566	215,141	221,257

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Revenue	45,618	37,304	43,062	43,627

Profit from continuing operations	15,563	3,696	19,436	17,891

Total comprehensive income	17,528	(1,050)	19,436	17,891

Profit attributable to non-controlling interests	8,844	2,390	5,392	4,963

Dividends paid to non-controlling interests	2,038	1,420	7,174	3,569

Summarised statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	22,467	18,545	29,701	31,160

Net cash (outflow) / inflow from investing activities	(33,466)	(12,304)	(2,701)	2,869

Net cash inflow/(outflow) from financing activities	7,865	(4,296)	(25,919)	(36,190)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,350)	(2,183)	—	—

Net (decrease)/increase in cash and cash equivalents	(4,484)	(238)	1,081	(2,161)

Cash and cash equivalents at the beginning of the year	17,982	18,220	148	2,309

Cash and cash equivalents at the end of the year	13,498	17,982	1,229	148

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

21	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2018	December 31, 2017
	RMB	RMB
Land use rights	58,858	55,095
Advance lease payments	19,382	18,801

	78,240	73,896

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

22	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2018			December 31, 2017
	Cost	Accumulated amortization, including impairment losses	Net	Cost	Accumulated amortisation, including impairment losses	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,674	(6,016)	1,658	7,476	(5,620)	1,856

Computer software	11,741	(8,636)	3,105	10,638	(7,749)	2,889

Goodwill (i)	46,020	(3,747)	42,273	45,643	(3,709)	41,934

Other	21,526	(8,035)	13,491	20,128	(7,207)	12,921

Intangible assets	86,961	(26,434)	60,527	83,885	(24,285)	59,600

Other assets			37,771			33,341

			98,298			92,941

(i)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and PetroChina United Pipelines Co., Ltd., completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on financial budgets prepared by management. The post-tax discount rates range from 8.9% to 11.0% (2017: 8.9%-10.5%), and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, the impairment charge of the Group for the year ended December 31, 2018 amounted to RMB 38 (2017: RMB 3,709 primarily related to goodwill of PetroChina United Pipelines Co., Ltd.).

23	INVENTORIES

	December 31, 2018	December 31, 2017
	RMB	RMB

Crude oil and other raw materials	56,548	48,936
Work in progress	13,773	12,811
Finished goods	109,067	83,908
Spare parts and consumables	53	170

	179,441	145,825
Less: Write down in inventories	(4,855)	(1,156)

	174,586	144,669

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

24	ACCOUNTS RECEIVABLE

	December 31, 2018	December 31, 2017
	RMB	RMB

Accounts receivable	62,560	57,914
Less: Provision for impairment of receivables	(4,053)	(4,771)

	58,507	53,143

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB

Within 1 year	57,377	51,051
Between 1 and 2 years	837	1,203
Between 2 and 3 years	108	379
Over 3 years	185	510

	58,507	53,143

The Group offers its customers credit terms up to 90 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2018	2017
	RMB	RMB

At beginning of the year	4,771	2,023
Provision for impairment of accounts receivable	561	2,813
Reversal of provision for impairment of accounts receivable	(1,178)	(7)
Receivables written off as uncollectible	(101)	(58)

At end of the year	4,053	4,771

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

25	PREPAYMEMTS AND OTHER CURRENT ASSETS

	December 31, 2018	December 31, 2017
	RMB	RMB

Other receivables	18,888	16,535

Advances to suppliers	17,801	10,384

	36,689	26,919

Less: Provision for impairment	(3,412)	(2,824)

	33,277	24,095

Value-added tax to be deducted	42,153	39,203

Prepaid expenses	1,064	951

Prepaid income taxes	1,261	—

Other current assets	10,839	7,765

	88,594	72,014

26	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and performance of services. All notes receivable are due within one year.

27	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 1.55% per annum for the year ended December 31, 2018 (2017: 2.18% per annum).

28	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
	RMB	RMB

Trade payables	121,312	103,201

Advances from customers (i)	—	67,176

Salaries and welfare payable	10,087	6,955

Accrued expenses	5	213

Dividends payable by subsidiaries to non-controlling shareholders	355	139

Interest payable	2,965	3,910

Construction fee and equipment cost payables	123,556	121,313

Other (ii)	39,548	40,912

	297,828	343,819

(i)	As a result of the adoption of IFRS 15, gross amount due to customers for advances received are included in contract liabilities and disclosed in Note 29 (see Note 3(aa)(a)(i)).
(ii)	Other consists primarily of notes payables, insurance payable, etc.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The aging analysis of trade payables at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB

Within 1 year	111,613	94,996
Between 1 and 2 years	5,049	4,241
Between 2 and 3 years	2,386	1,894
Over 3 years	2,264	2,070

	121,312	103,201

29	CONTRACT LIABILITIES

As of December 31, 2018, contract liabilities mainly represented advances from customers related to the sales of natural gas, crude oil and refined oil, etc. The majority of related obligations are expected to be performed within one year and the corresponding revenue will be recognised. The primary amount of contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2018.

30	BORROWINGS

	December 31, 2018	December 31, 2017
	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	62,368	93,881

Current portion of long-term borrowings	75,370	81,536

	137,738	175,417

Long-term borrowings	269,422	289,858

	407,160	465,275

Borrowings of the Group of RMB 27,685 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2018 (December 31, 2017: RMB 45,463).

The Group’s borrowings include secured liabilities totaling RMB 2,460 at December 31, 2018 (December 31, 2017: RMB 2,829).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	December 31, 2018	December 31, 2017
	RMB	RMB

Total borrowings:
- interest free	129	130
- at fixed rates	201,607	253,369
- at floating rates	205,424	211,776

	407,160	465,275

Weighted average effective interest rates:
- bank loans	3.39%	2.42%
- corporate debentures	3.39%	3.62%
- medium-term notes	3.68%	3.81%
- other loans	4.07%	3.87%

The borrowings by major currency at December 31, 2018 and December 31, 2017 are as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB

RMB	291,087	332,383
US Dollar	106,821	124,312
Other currency	9,252	8,580

	407,160	465,275

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 339,878 (December 31, 2017: RMB 343,707 ) at December 31, 2018. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from -0.18% to 5.43% per annum as of December 31, 2018 (December 31, 2017: -0.24% to 6.04% per annum) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2018	December 31, 2017
	RMB	RMB
Within 1 year	151,049	189,050
Between 1 and 2 years	98,939	69,159
Between 2 and 5 years	150,837	191,879
After 5 years	43,879	70,179

	444,704	520,267

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Reconciliation of movements of borrowings to cash flows arising from financing activities:

	2018	2017
	RMB	RMB
At beginning of the year	465,275	516,271
Changes from financing cash flows:
Increase in borrowings	690,189	730,252
Repayments of borrowings	(754,227)	(773,940)
Other borrowing costs paid	—	(173)

Total changes from financing cash flows	(64,038)	(43,861)

Exchange adjustments	5,923	(7,135)

At end of the year	407,160	465,275

31	SHARE CAPITAL

	December 31, 2018	December 31, 2017
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On October 31, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

32	RESERVES AND RETAINED EARNINGS

(a) Reserves

	Group		Company
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB

Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	188,769	186,840	177,677	175,748
Transfer from retained earnings	5,476	1,929	5,476	1,929

Ending balance	194,245	188,769	183,153	177,677

Special Reserve-Safety Fund Reserve
Beginning balance	13,366	13,188	7,503	7,792
Safety fund reserve	465	178	(130)	(289)

Ending balance	13,831	13,366	7,373	7,503

Currency Translation Differences (b)
Beginning balance	(28,045)	(29,294)	—	—
Currency translation differences	(5,022)	1,249	—	—

Ending balance	(33,067)	(28,045)	—	—

Other Reserves
Beginning balance	(9,336)	(9,236)	(6,343)	(5,911)
Equity transaction with non-controlling interests	13	289	—	—
Acquisition of subsidiaries	—	(1)	—	—
Fair value loss from financial assets measured at fair value through other comprehensive income	(162)	—	(55)	—
Fair value (loss) / gain on available-for-sale financial assets	—	(36)	—	16
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	220	(326)	208	(447)
Other	31	(26)	(22)	(1)

Ending balance	(9,234)	(9,336)	(6,212)	(6,343)

	299,083	298,062	314,995	309,518

(a)

Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”).

Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c)

According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2018, the Company’s distributable reserve amounted to RMB 594,169 (December 31, 2017: RMB 572,252).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) The Company’s retained earnings

	2018	2017
	RMB	RMB
At beginning of the year	581,349	583,627
Total comprehensive income for the year	54,764	19,295
Transfer to reserves	(5,476)	(1,929)
Dividends	(27,369)	(19,626)
Other	2	(18)

At end of the year	603,270	581,349

33	DEFERRED TAXATION

The movements in the deferred taxation account are as follows:

	2018	2017
	RMB	RMB
At beginning of the year	14,064	6,720
Transfer to profit and loss (Note 12)	(7,807)	7,539
Credit/ (debit) to other comprehensive income	226	(195)

At end of the year	6,483	14,064

Deferred tax balances before offset are attributable to the following items:

	December 31, 2018	December 31, 2017
	RMB	RMB
Deferred tax assets:
Receivables and inventories	8,528	10,387
Tax losses	26,027	27,911
Impairment of long-term assets	7,838	9,712
Other	7,187	7,613

Total deferred tax assets	49,580	55,623

Deferred tax liabilities:
Accelerated tax depreciation	27,948	27,539
Other	15,149	14,020

Total deferred tax liabilities	43,097	41,559

Net deferred tax assets	6,483	14,064

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of the Company’s branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Deferred tax assets	23,498	26,724
Deferred tax liabilities	17,015	12,660

34	ASSET RETIREMENT OBLIGATIONS

	2018	2017
	RMB	RMB
At beginning of the year	131,546	125,392
Net liabilities incurred, including reassessment	(2,220)	2,981
Liabilities settled	(2,034)	(2,012)
Accretion expense (Note 10)	5,678	5,453
Currency translation differences	(190)	(268)

At end of the year	132,780	131,546

Asset retirement obligations relate to oil and gas properties (Note 16).

35	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(y)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2018 amounted to RMB 19,387 (2017: RMB 16,010 ).

36	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2018 and 2017, the Group did not guarantee related parties or third parties any significant borrowings or others.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

37	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2018 and 2017 under non-cancellable operating leases are as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
No later than 1 year	12,664	11,519
Later than 1 year and no later than 5 years	39,222	37,033
Later than 5 years	176,049	180,833

	227,935	229,385

(b) Capital commitments

At December 31, 2018, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 41,989 (December 31, 2017: RMB 70,563).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 650 for the year ended December 31, 2018 (2017: RMB 609).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

38	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2018		2017
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	96,990	4	65,767	3
CNPC and its fellow subsidiaries	83,670	4	92,173	5

	180,660	8	157,940	8

39	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a limited liability company directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and previous Services Agreement.

•

Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 107,370 for the year ended December 31, 2018 (2017: RMB 113,306).

•

Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 7,938 for the year ended December 31, 2018 (2017: RMB 6,160).

•

Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 372,286 for the year ended December 31, 2018 (2017: RMB 338,178).

•

Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,195 for the year ended December 31, 2018 (2017: RMB 1,643).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	December 31, 2018	December 31, 2017
	RMB	RMB
Accounts receivable	10,939	10,219
Prepayments and other receivables	11,458	8,987
Other current assets	7,852	5,794
Other non-current assets	16,511	14,848
Accounts payable and accrued liabilities	64,473	66,001
Contract liabilities	568	—
Other non-current liabilities	2,296	3,053

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

•

Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 531 for the year ended December 31, 2018 (2017: RMB 424). The balance of deposits at December 31, 2018 was RMB 22,434 (December 31, 2017: RMB 25,903).

•

Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 11,724 for the year ended December 31, 2018 (2017: RMB 11,021).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2018 were RMB 191,361 (December 31, 2017: RMB 208,395).

•

Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 829 for the year ended December 31, 2018 (2017: RMB 835).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at December 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	2018	2017
	RMB’000	RMB’000
Emoluments and other benefits	13,385	11,779
Contribution to retirement benefit scheme	1,781	1,645

	15,166	13,424

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

40	SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The segment information for the operating segments for the years ended December 31, 2018 and 2017 are as follows:

Year Ended December 31, 2018	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	658,712	874,125	2,003,105	362,626	2,376	3,900,944
Less: intersegment sales	(539,295)	(692,660)	(280,639)	(34,156)	(606)	(1,547,356)

Revenue from external customers	119,417	181,465	1,722,466	328,470	1,770	2,353,588

Depreciation, depletion and amortisation	(169,622)	(24,971)	(13,511)	(21,985)	(1,840)	(231,929)

Including: Impairment losses of property, plant and equipment	(26,002)	(3,393)	—	(530)	—	(29,925)

Profit / (loss) from operations	73,519	42,756	(6,450)	25,515	(14,343)	120,997

Finance costs:
Exchange gain						12,475
Exchange loss						(11,330)
Interest income						3,769
Interest expense						(22,352)

Total net finance costs						(17,438)

Share of profit of associates and joint ventures	4,224	63	4,214	496	2,650	11,647

Profit before income tax expense						115,206
Income tax expense						(42,790)

Profit for the year						72,416

Segment assets	1,227,613	316,015	429,854	519,553	1,371,525	3,864,560
Other assets						24,759
Investments in associates and joint ventures	39,235	1,010	17,437	7,022	24,658	89,362
Elimination of intersegment balances (a)						(1,546,415)

Total assets						2,432,266

Capital expenditures	196,109	15,287	17,010	26,502	1,066	255,974

Segment liabilities	466,097	49,292	239,187	158,153	566,129	1,478,858
Other liabilities						99,759
Elimination of intersegment balances (a)						(557,009)

Total liabilities						1,021,608

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Year Ended December 31, 2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533
Less: intersegment sales	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Depreciation, depletion and amortisation	(169,484)	(32,319)	(12,734)	(21,146)	(1,692)	(237,375)
Including: Impairment losses of property, plant and equipment	(6,565)	(10,223)	(7)	(1,150)	(2)	(17,947)

Profit / (loss) from operations	15,475	39,961	8,279	15,688	(11,681)	67,722

Finance costs:
Exchange gain						8,217
Exchange loss						(9,311)
Interest income						2,901
Interest expense						(22,408)

Total net finance costs						(20,601)

Share of profit / (loss) of associates and joint ventures	1,716	(89)	1,501	279	2,561	5,968

Profit before income tax expense						53,089
Income tax expense						(16,296)

Profit for the year						36,793

Segment assets	1,211,912	318,299	397,813	519,249	1,357,803	3,805,076
Other assets						26,724
Investments in associates and joint ventures	39,517	1,375	11,938	5,534	22,795	81,159
Elimination of intersegment balances (a)						(1,508,347)

Total assets						2,404,612

Capital expenditures	161,997	17,705	10,982	24,529	1,014	216,227

Segment liabilities	525,085	79,989	199,340	120,244	589,460	1,514,118
Other liabilities						70,091
Elimination of intersegment balances (a)						(560,916)

Total liabilities						1,023,293

Geographical information

	Revenue		Non-current assets (b)
	2018	2017	December 31, 2018	December 31, 2017
	RMB	RMB	RMB	RMB
Mainland China	1,516,969	1,294,516	1,779,126	1,711,605
Other	836,619	721,374	192,675	239,204

	2,353,588	2,015,890	1,971,801	1,950,809

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

41	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Notes		2018	2017Note
			RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment			1,046,116	1,016,776
Investments in associates and joint ventures			38,720	32,352
Available-for-sale financial assets			—	1,319
Financial assets measured at fair value through other comprehensive income			369	—
Subsidiaries			355,358	355,358
Advance operating lease payments			61,225	57,763
Intangible and other non-current assets			28,266	26,441
Deferred tax assets			17,921	23,365

TOTAL NON-CURRENT ASSETS			1,547,975	1,513,374

CURRENT ASSETS
Inventories			114,952	94,439
Accounts receivable			10,174	9,293
Prepaid expenses and other current assets			66,665	63,329
Notes receivable			8,160	9,794
Time deposits with maturities over three months but within one year			2,200	—
Cash and cash equivalents			13,109	44,432

TOTAL CURRENT ASSETS			215,260	221,287

CURRENT LIABILITIES
Accounts payable and accrued liabilities			173,458	193,165
Contract liabilities			47,184	—
Other taxes payable			58,734	41,312
Short-term borrowings			124,901	148,592

TOTAL CURRENT LIABILITIES			404,277	383,069

NET CURRENT LIABILITIES			(189,017)	(161,782)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,358,958	1,351,592

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings	32	(b)	603,270	581,349
Reserves	32	(a)	314,995	309,518

TOTAL EQUITY			1,101,286	1,073,888

NON-CURRENT LIABILITIES
Long-term borrowings			157,166	179,299
Asset retirement obligations			92,017	92,137
Other long-term obligations			8,489	6,268

TOTAL NON-CURRENT LIABILITIES			257,672	277,704

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,358,958	1,351,592

Note :	The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated (see Note 3(aa)).

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

42	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 21, 2019 and will be submitted to shareholders for approval at the annual general meeting to be held on June 13, 2019.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2018 and 2017 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group

Reserves at December 31, 2016	7,438	78,712	20,556

Changes resulting from:

Revisions of previous estimates	486	(1,751)	195

Improved recovery	98	—	98

Extensions and discoveries	346	3,350	905

Production	(887)	(3,423)	(1,458)

Reserves at December 31, 2017	7,481	76,888	20,296

Changes resulting from:

Revisions of previous estimates	526	(1,378)	297

Improved recovery	96	—	96

Extensions and discoveries	428	4,565	1,188

Production	(890)	(3,608)	(1,492)

Reserves at December 31, 2018	7,641	76,467	20,385

Proved developed reserves at:

December 31, 2017	5,593	39,243	12,133

December 31, 2018	5,843	40,128	12,531

Proved undeveloped reserves at:

December 31, 2017	1,888	37,645	8,163

December 31, 2018	1,798	36,339	7,854

Equity method investments

Share of proved developed and undeveloped reserves of associates and joint ventures

December 31, 2017	395	372	457

December 31, 2018	321	429	393

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

At December 31, 2018, total proved developed and undeveloped reserves of the Group and equity method investments is 20,778 million barrels of oil equivalent (December 31, 2017: 20,753 million barrels of oil equivalent), comprising 7,962 million barrels of crude oil and condensate (December 31, 2017: 7,876 million barrels) and 76,896 billions of cubic feet of natural gas (December 31, 2017: 77,260 billions of cubic feet).

At December 31, 2018, 6,830 million barrels (December 31, 2017: 6,622 million barrels) of crude oil and condensate and 74,480 billion cubic feet (December 31, 2017: 74,702 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 811 million barrels (December 31, 2017: 859 million barrels) of crude oil and condensate and 1,987 billion cubic feet (December 31, 2017: 2,186 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

Capitalised Costs

	December 31, 2018	December 31, 2017
	RMB	RMB
The Group
Property costs and producing assets	1,692,861	1,604,141
Support facilities	420,505	407,188
Construction-in-progress	119,501	101,067

Total capitalised costs	2,232,867	2,112,396
Accumulated depreciation, depletion and amortisation	(1,312,907)	(1,199,741)

Net capitalised costs	919,960	912,655

Equity method investments
Share of net capitalised costs of associates and joint ventures	25,963	25,837

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Exploration costs	33,618	1,546	35,164

Development costs	134,634	25,047	159,681

Total	168,252	26,593	194,845

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,114	3,114

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Exploration costs	31,585	984	32,569

Development costs	110,104	18,596	128,700

Total	141,689	19,580	161,269

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,503	2,503

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2018 and 2017 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2018
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	46,051	57,975	104,026

Inter-segment sales	381,740	4,542	386,282

Production costs excluding taxes	(118,979)	(9,761)	(128,740)

Exploration expenses	(17,767)	(959)	(18,726)

Depreciation, depletion and amortisation	(120,378)	(33,008)	(153,386)

Taxes other than income taxes	(30,140)	(6,262)	(36,402)

Accretion expense	(5,483)	(195)	(5,678)

Income taxes	(25,991)	(10,114)	(36,105)

Results of operations from producing activities	109,053	2,218	111,271

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	3,867	3,867

Total of the Group and equity method investments results of operations for producing activities	109,053	6,085	115,138

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	39,588	39,330	78,918

Inter-segment sales	305,336	5,082	310,418

	344,924	44,412	389,336

Production costs excluding taxes	(112,182)	(7,830)	(120,012)

Exploration expenses	(16,732)	(7,152)	(23,884)

Depreciation, depletion and amortisation	(135,703)	(18,436)	(154,139)

Taxes other than income taxes	(20,624)	(3,534)	(24,158)

Accretion expense	(5,212)	(241)	(5,453)

Income taxes	(12,098)	(3,667)	(15,765)

Results of operations from producing activities	42,373	3,552	45,925

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	2,050	2,050

Total of the Group and equity method investments results of operations for producing activities	42,373	5,602	47,975

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December

31, 2018 and 2017 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December

31, 2018 and 2017 is as follows:

RMB
The Group
At December 31, 2018
Future cash inflows	6,234,378
Future production costs	(2,087,979)
Future development costs	(556,893)
Future income tax expense	(809,594)

Future net cash flows	2,779,912
Discount at 10% for estimated timing of cash flows	(1,397,846)

Standardised measure of discounted future net cash flows	1,382,066

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

RMB
The Group
At December 31, 2017
Future cash inflows	5,287,272
Future production costs	(1,909,890)
Future development costs	(571,125)
Future income tax expense	(594,085)

Future net cash flows	2,212,172
Discount at 10% for estimated timing of cash flows	(1,187,646)

Standardised measure of discounted future net cash flows	1,024,526

At December 31, 2018, RMB 1,320,478 (December 31, 2017: RMB 979,330) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 61,588 (December 31, 2017: RMB 45,196) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2018	24,805
December 31, 2017	17,345

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
	RMB	RMB
The Group
Beginning of the year	1,024,526	756,811
Sales and transfers of oil and gas produced, net of production costs	(308,217)	(232,387)
Net changes in prices and production costs and other	510,325	367,132
Extensions, discoveries and improved recovery	129,824	77,249
Development costs incurred	39,725	38,613
Revisions of previous quantity estimates	10,018	14,555
Accretion of discount	103,225	76,860
Net change in income taxes	(127,360)	(74,307)

End of the year	1,382,066	1,024,526

CORPORATE INFORMATION

Board of Directors

Chairman:	Wang Yilin

Executive Director and President:	Hou Qijun

Non-executive Directors:	Liu Yuezhen	Liu Hongbin	Duan Liangwei

Qin Weizhong

Independent Non-executive Directors:	Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie

	Tokuchi Tatsuhito	Simon Henry

Secretary to the Board of Directors:	Wu Enlai

Supervisory Committee

Chairman:	Xu Wenrong

Supervisors:	Zhang Fengshan	Jiang Lifu	Lu Yaozhong

	Wang Liang	Fu Suotang	Li Jiamin

	Liu Xianhua	Li Wendong

Other Senior Management

	Sun Longde	Wu Enlai	Li Luguang

	Tian Jinghui	Chai Shouping	Ling Xiao

	Yang Jigang	Wang Zhongcai

Authorised Representatives

	Liu Yuezhen	Wu Enlai

Auditors
Overseas Auditors	Domestic Auditors
KPMG	KPMG Huazhen LLP
8th Floor, Prince’s Building	8th Floor, KPMG Tower, Oriental Plaza
10 Chater Road	1 East Chang An Avenue
Central, Hong Kong	Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor, Gloucester Tower
1 Jianguomenwai Avenue	The Landmark
Beijing	15 Queen’s Road
Central,
Hong Kong
as to PRC law:
King & Wood Mallesons
20/F, East Tower, World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

Hong Kong Share Registrar and Transfer Office

Computershare Hong Kong Investor Service Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers
Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank Corporation
25 Finance Street Xicheng District Beijing, PRC	Limited
16 Taipingqiao Avenue
Xicheng District
Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank Corporation Limited,
Tongtai Mansion, 33 Finance Street	Sales Department of Head Office
Xicheng District	A27 Finance Street
Beijing, PRC	Xicheng District
Beijing, PRC

Agricultural Bank of China Limited,
Head Office 23 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

Depository

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2019. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing and Shanghai Stock Exchange upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2018 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr. Wang Yilin, Chairman of the Company, Mr. Hou Qijun, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2018 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and senior management:

Wang Yilin	Liu Yuezhen	Liu Hongbin	Hou Qijun	Duan Liangwei

Qin Weizhong	Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie	Tokuchi Tatsuhito

Simon Henry	Sun Longde	Wu Enlai	Li Luguang	Tian Jinghui

Chai Shouping	Ling Xiao	Yang Jigang	Wang Zhongcai

March 21, 2019

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

PetroChina

This report is printed on recycled paper made in the People's Republic of China.

Designer: CNPC Printing Company Limited 010-80427353